ADDITIONAL INFORMATION ABOUT THE
EXTRAORDINARY AND ORDINARY GENERAL MEETINGS OF APRIL 26, 2010
Itau Unibanco Holding S.A.
A Publicly Listed Company
TIME: 03:00 PM, 03:20 PM and 03:40 PM
Location: Headquarter's auditorium, at Praca Alfredo Egydio de Souza Aranha n 100,
Torre Olavo Setubal, 9th floor, in Sao Paulo (SP).

XXXXX

Itaú Unibanco Holding S.A.

A Publicly Held Company

INDEX

1.	Message from the Chairman of the Board of Directors		3
2.	Comments of officers		4
3.	Information on Annual and Extraordinary Stockholders’ Meetings		37
4.	Call notice		38
5.	Extraordinary Stockholders’ Meeting to be held at 3:00 p.m. – matters to be resolved		40

	a.	Amendment and consolidation of the wording of the Stock Option Plan	40

6.	Annual Stockholders’ Meeting to be held at 3:20 p.m. – matters to be resolved		43

	a.	Balance Sheets, other Financial Statements and accompanying Explanatory Notes to the Financial Statements, related to the fiscal year ended December 31, 2009	43
	b.	Assingment of Net Income for 2009	44
	c.	Election of members to the Board of Directors	49
	d.	Election of members to the Fiscal Council	49
	e.	Definition of the budget for compensation of the members of the Executive Board and Board of Directors, and the compensation of the members of the Fiscal Council	50

7.	Extraordinary Stockholders’ Meeting to be held at 3:40 p.m. – matters to be resolved		67

	a.	Amend the Bylaws in order to improve its wording	67

Attachment I	69
Attachement II	72
Attachement III	79
Attachement IV	101

Itaú Unibanco Holding S.A.

A Publicly Held Company

1.	Message from the Chairman of the Board of Directors

São Paulo, April 8, 2010

Dear stockholder,

2009 was a year of big challenges. The integration process of Itaú Unibanco reached inedited proportions in the country, and in order to succeed in this task, we tried to reconcile the best of both institutions. In the last quarter of the year, the Board of Directors, supported by the Personnel Committee, initiated a wide-raging discussion about the new corporate culture, basis for implementing our ambitious plans for growth.

Itaú Unibanco is aware of its great responsibility as leader in the financial sector. Our values and attitudes strengthen our commitment to the best practices of Corporate Governance, social and environmental responsibility, ethical conduct, and creation of value to our stockholder. In 2009, the result of these efforts was widely recognized by the market:

•	We were in the list of the best companies to work of the Great Place to Work Institute, published by Época magazine;

•	We were in the list of the best companies to work in the survey conducted by Universidade de São Paulo and published by Exame magazine;

•	For the fifth consecutive year, we made up the portfolio of Business Sustainability Index (ISE) of BM&FBOVESPA;

•	For the tenth consecutive year, since it was created in 1999, we made up the Dow Jones Sustainability World Index.

And our efforts will continue in 2010, because we will keep promoting a sustainable development through our services, processes, products and relationships.

In this context, according to the best international practices of Corporate Governance and in compliance with the CVM Instructions Nos. 480 and 481, of December 2009, we present for the third consecutive year, this report to our stockholders, which provide details on the subjects to be examined at the Extraordinary and Annual Stockholders’ Meetings of Itaú Unibanco, which will be held on April 26, 2010. Our objective continues to be the wide adoption and strengthening of Corporate Governance practices, as well as to widen the dialogue with the thousands stockholders of Itaú Unibanco.

Have a good meeting!

Yours faithfully,
Pedro Moreira Salles
Chairman of the Board of Directors

Itaú Unibanco Holding S.A.

A Publicly Held Company

2.	Comments of directors

See below the comments of directors about the Company, prepared in compliance with item 10 of the Reference Form attached to CVM Instruction No. 480/09.

ITEM 10 - COMMENTS OF DIRECTORS

10.1. Directors should comment on:

a) Financial and equity positions in general

2009

The Brazilian economic activity showed a strong recovery, mainly in the industrial segment, from January. Since then, the industrial production grew for ten consecutive months, posting an accumulated increase of 19.1% until November as compared to the month of December 2008. However, despite the sequence of monthly increases, production in industry still accumulated a decrease of 9.3% between January and November 2009, as compared with the same period of 2008.

Strong growth is expected for the Brazilian economy in 2010, consolidating the scenario of recovery already noted in employment and investment data as from the third quarter of 2009.

The quick recovery of the domestic bank credit was essential for such recovery. In December, credit reached 45% of GDP, after a historic series lower than this level.

We report below the highlights of our performance in 2009, and remind that the results for 2009 reflect the consolidation of Unibanco operations throughout the year, whereas in 2008, the consolidation of Unibanco operations only produced effect on results for the fourth quarter of that year.

Consolidated net income reached R$ 10,067 million, with a 21.4% return on average equity. Excluding the non-recurring effects on income for the year, corresponding to an expense of R$ 424 million, the recurring net income amounted to R$ 10,491 million, with a return of 22.3%.

Consolidated stockholders’ equity totaled R$ 50,683 million at December 31, 2009, an increase of 16.1% in relation to the previous year. Therefore, the recurring return on the average equity reached 22.3%.

The total balance of assets amounted to R$ 608,273 million at the end of the year, a drop of 4.5% in relation to the previous year. The recurring return on the average asset stood at 1.7% in 2009. The Basel ratio reached 16.7% at the end of the year.

Free, raised and managed assets increased 5.9% in relation to December 2008, totaling R$ 855,112 million. The growth of 22.7% in savings deposits was noteworthy, reaching R$ 48,221 million at the end of the period. We ended 2009 with a balance of R$ 333,869 million in managed assets.

Itaú Unibanco Holding S.A.

A Publicly Held Company

Despite all challenges faced in 2009, we maintained a high level of financial performance, based mainly on the high level of segmentation and specialization of our operations in the market. The offer of differentiated financial products and services, specifically developed for the many different types of clients and sold in exclusive platforms and channels, is an essential characteristic of our operations.

Our credit portfolio, including endorsements and sureties, totaled R$ 278,382 million, an increase of 2.4% from the previous year. Considering retail loans and financing operations only, we recorded a growth of 14.0% in the portfolio balance, totaling R$ 177,491 million.  On the other hand, we recorded a drop of 13.6% in loan operations carried out with large companies and of 12.6% in the portfolios in Argentina, Chile, Uruguay and Paraguay, a result of the appreciation of the Brazilin real in relation to foreign currencies and the recovery of capital markets, which resumed representing an important source for the investment projects of large conglomerates.

The change of the retail credit portfolio was characterized by the increases of R$ 10,352 million, or 20.4%, in operations of very small, small and middle market companies, R$ 5,458 million, or 23.1% in credit card balance, R$ 4,351, or 9.1%, in vehicle financing operations and R$ 2,266 million, or 36.3%, in real estate loan portfolio. Therefore, despite the reduction in the level of economic activity, we increased our credit granting and maintained our leadership position in many operating segments.

The prices of preferred shares of Itaú Unibanco appreciated 61.5% over 2009. The market value of Itaú Unibanco at Stock Exchanges, calculated taking into consideration the average price of the outstanding preferred shares on the last trading day of the period, totaled R$ 175.1 billion at the end of December. According to Bloomberg, at December 31, 2009 Itaú Unibanco ranked ninth in the world bank rank, based on its market value.

2008

2008 was marked by the merger of the financial institutions Itaú and Unibanco which, on November 3, 2008, signed an agreement for the merger of their financial operations.  This was the formal beginning of the construction of the largest private financial conglomerate in the Southern Hemisphere, with a market value that placed it among the 20 largest financial institutions in the world.

In 2008, the global financial market went through a unique moment, of significant changes with several impacts on Brazil. The first effects were felt here in August 2008 with the beginning of a strong process of devaluation of the Real in relation to the US dollar and the continuity of the adjustments at the stock exchanges started in the first half. The situation became more serious in September with the retraction of the world’s credit market. The shortage of external credit lines led the Brazilian companies that operate abroad to seek credit in the local market. The credit offer maintained by large Brazilian banks reflected the effects of this new demand, the healthy preservation of liquidity and the expected increase in default rates. The combination of different factors, particularly the external ones, caused a reduction in the level of expansion of the Brazilian economy.

The integration of the operations of Itaú and Unibanco took place in a favorable environment, created by the international crisis itself, which offers opportunities for an Organization that is even stronger and more competitive. The merger is in line with the global consolidation movement of the financial institutions, which reflect the permanent search for more solid operations prepared for competition and more prepared to ensure the offer of credit and the soundness of the own system.

Itaú Unibanco Holding S.A.

A Publicly Held Company

We report below the highlights of our performance in 2008, and remind that the net income for the period had the impact of consolidation of Unibanco results for the fourth quarter of that year, whereas balance sheet accounts were fully consolidated at December 31, 2008.

Consolidated net income for the year totaled R$ 7,803 million, with a return of 23.8% on average equity. Excluding the non-recurring effects on income for the year, corresponding to an expense of R$ 567 million, the recurring net income amounted to R$ 8,371 million, with a return of 25.5%.

Stockholders’ equity reached R$ 43,664 million at the end of 2008, an increase of 50.7% as compared to December 2007.

Consolidated assets of the new bank totaled R$ 637,202 million at December 31, 2008. The Basel ratio stood at 16.1% at the end of December 2008.

Free, raised and managed assets increased 74.3% in relation to December 2007, totaling R$ 807,652 million. The growth of 469.8% in time deposits was noteworthy, reaching R$ 135,901 million at the end of the year. We ended 2008 with a balance of R$ 258,252 million in managed assets.

Our credit portfolio, including endorsements and sureties, totaled R$ 271,983 million at December 31, 2008, representing an increase of 113.1% in relation to December 31, 2007. The merger with Unibanco had an important role in this increase. We particularly mention the credit to companies operations, which grew 166.8% in relation to the prior year. The balance of the large companies segment grew 178.3% whereas that of the very small, small and middle market company segment grew 147.2% in the period. Operations with credit cards grew 116.4% in relation to the prior year. The vehicle portfolio kept a significant rate of growth, of 61.6% in relation to 2007. The real estate loan portfolio added to the rural loan portfolio grew 87.8%, mainly because of the expansion in the former. Loan operations carried out by our foreign branches (Argentina, Chile, Uruguay and Paraguay) increased 43.9%, mainly stimulated by the foreign exchange variation and consolidation of Interbanco operations in Paraguay. If we do not take into consideration the merger with Unibanco, the total balance of our loan and financing portfolio totaled R$ 180,562 million at December 31, 2008, representing an increase of 41.5% in relation to the prior year.

2007

The international financial markets showed strong volatility in the second half of 2007, affecting the economic activity in the United States. This crisis, which arose in the US high risk mortgage market triggered a fall in real estate prices.  As a result, the US economy started to show signs of a slowdown from the last quarter of 2007 (the annual GDP growth went from 4.9% in the third quarter to 0.6% in the fourth quarter). Another indicator of this slowdown was the unemployment rate, which changed from 4.5% in the first half to 5% in December. Because of the losses caused by the real estate market, the US credit market shrunk, which contributed to increase the slowdown of the US economy.

Despite of the external turbulences in the second half, 2007 was characterized by a great surge in economic activity, which resulted in an increase of 5.3% in the Brazilian GDP. This growth was based on the expansion of investments and increase in domestic consumption, supported by the decrease in interest rate.

The strong internal growth, together with the continuous appreciation of the Real, increased the level of imports. However, the maintenance of commodities prices at a high level and the boost in global trade contributed to increase exports, maintaining a significant balance of trade for the

Itaú Unibanco Holding S.A.

A Publicly Held Company

country. The result was also influenced by the substantial inflow of investments. In order to avoid a more rapid appreciation of the currency, BACEN increased its purchase of dollars, achieving a balance of reserves of US$ 180 billion.

We also noted a slow acceleration in inflation, which, however, stood below the midpoint of the target. The main factor responsible for this increase was the international shock to the price of food. Without this component, inflation would be even lower.

The highlights of our performance for 2007 are described below.

Consolidated net income for the year amounted to R$ 8,474 million, a return of 32.1% on average stockholders’ equity. Excluding the non-recurring effects for the year amounting to R$ 1,295 million, recurring net income was R$ 7,179 million, with a return of 27.2%.

Stockholders’ equity reached R$ 28,969 million at the end of 2007, a growth of 22.9% as compared to December 2006. Basel ratio stood at 17.9% at the end of December 2007.

Consolidated assets reached R$ 294,876 million, an increase of 40.6% in relation to December 2006.

Free, raised and managed own assets increased 29.7% in relation to December 2006, totaling R$ 463,331 million. The growth of 22.2% in savings deposits is worth noting, reaching R$ 27,990 million at the end of the year. We ended 2007 with R$ 211,464 million in managed assets.

The loan portfolio, including endorsements and sureties, grew 36.2% in relation to the same period of 2006, reaching R$ 127,589 million. Specific actions of the Bank, particularly in the vehicle segment, in addition to the significant growth in the demand for credit by individuals, caused significant increase in the portfolio over 2007. Our portfolio of non-mandatory loans to individuals grew 34.8% in the year, reaching R$ 54,416 million, and the segment of very small, small and middle market companies grew 34.0% in relation to December 2006, totaling R$ 21,769 million.

b) Capital structure and possibility of redemption of shares or quotas, indicating:

I - Cases for redemption

II - Formula for the calculation of the redemption value

There is no case for redemption of shares issued by the Company besides those which are legally provided for.

At December 31, 2009, capital stock comprised 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 were common and 2,281,649,744 were preferred shares without voting rights, but with tag-along rights, in the event of the public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$ 45,000,000 (R$ 29,000,000 at 12/31/2008 and R$ 14,254,213 at 12/31/2007) of which R$ 30,883,250 (R$ 24,697,674 at 12/31/2008 and R$ 10,258,220 at 12/31/2007) is held by stockholders domiciled in the country and R$ 14,116,750 (R$ 4,302,326 at 12/31/2008 and R$ 3,995,993 at 12/31/2007) is held by stockholders domiciled abroad.

Itaú Unibanco Holding S.A.

A Publicly Held Company

c) Payment capability in relation to the financial commitments assumed;

d) Sources of financing used for working capital and investments in noncurrent assets;

e) Sources of financing for working capital and investments in noncurrent assets that it intends to use to cover liquidity deficiencies; g) Limits for the use of the financing already contracted.

Our policy on asset and liability management is to maintain a close match of our maturity, interest rate and currency exposures.  In order to establish policies and limits, we take into consideration the exposure limits for each market segment and product, and the volatility and correlation across different markets.

We have invested in the improvement of risk management of the liquidity inherent in our activities, simultaneously maintaining a portfolio of high liquidity securities (operational reserve), which represents a potential source for additional liquidity.

Liquidity reserves are controlled based on the estimate of funds that will be available for investment by our treasury department.  The technique we employ involves the statistical projection of scenarios for our assets and liabilities, taking into consideration the liquidity profile of our counterparts.

Short-term minimum liquidity limits are defined according to guidelines set by the financial executive committee. These limits aim at ensuring sufficient liquidity, as well as forecasted minimum needs.  We revise these limits periodically, on which we base the projections of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and take advantage of market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

Our main source of funds is deposits. Deposits include deposits that do not earn interest in current account, interest-earning deposits in savings, bank deposit certificates sold to clients and interbank deposits of financial institutions. At December 31, 2009, total deposits reached approximately R$ 190,772 million, representing 57.8% of total funds at December 31, 2008. In its turn, in December 2008, total deposits reached approximately R$ 206,189 million, representing 61.1% of total funds, whereas in December 31, 2007, deposits totaled approximately R$ 81,592 million, representing 50.6% of total funds. Our time deposits represent one of our main sources of financing that accounted for 60.1%, 65.9% and 29.2%, respectively, of total deposits at December 31, 2009, 2008 and 2007, respectively.

Itaú Unibanco Holding S.A.

A Publicly Held Company

R$ million
	December 31
	2009		2008		2007
	Millions of R$	% of total funds	Millions of R$	% of total funds	Millions of R$	% of total funds
Deposits	190,772	57.8	206,189	61.1	81,592	50.6
Demand deposits + Other deposits	25,834	7.8	28,071	8.3	28,134	17.5
Savings deposits	48,221	14.6	39,296	11.6	27,990	17.4
Time deposits	114,671	34.7	135,901	40.3	23,852	14.8
Interbank deposits	2,046	0.6	2,921	0.9	1,616	1.0
Deposits received under securities repurchase agreements - own issue	65,457	19.8	41,839	12.4	41,140	25.5
Funds from acceptance and issuance of securities	17,320	5.2	19,596	5.8	8,371	5.2
Borrowings and onlending	34,692	10.5	42,636	12.6	16,800	10.4
Securitization of foreign payment orders	-	-	3,829	1.1	1,110	0.7
Subordinated debt	22,038	6.7	23,395	6.9	12,083	7.5
Total funds	330,279	100.0	337,484	100.0	161,096	100.0

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

III - Level of subordination between debts

IV - Any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

The issuer has as its main source of financing the funding, borrowings and onlending. Funding by term and maturity is as follows:

						R$ million
	12/31/2009
	0-30 days	31-180 days	181-365 days	Over 365 days	Total	%
Deposits	91,010	16,191	14,738	68,834	190,772	48.0
Deposits received under securities repurchase agreements	64,838	16,128	7,449	43,519	131,935	33.2
Funds from acceptance and issuance of securities	2,303	6,480	1,668	6,868	17,320	4.4
Borrowings and onlending	2,057	6,722	5,699	20,214	34,692	8.7
Subordinated debt (1)	13	26	3	22,684	22,726	5.7
TOTAL	160,222	45,547	29,557	162,119	397,444	100.0
% per maturity term	40.3	11.5	7.4	40.8
TOTAL – 12/31/2008	164,790	51,520	31,129	172,526	419,965
% per maturity term	39.2	12.3	7.4	41.1
TOTAL – 12/31/2007	88,777	23,266	17,248	55,398	184,689
% per maturity term	48.1	12.6	9.3	30.0

(1)  Includes R$ 688 (R$ 931 million at 12/31/2008 and R$ 708 million at 12/31/2007) of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

Itaú Unibanco Holding S.A.

A Publicly Held Company

The table below shows funding through issuance of subordinated debt securities, according the conditions set forth in CMN Resolution No. 3,444, of 02/28/2007, and amendments introduced by CMN Resolution No. 3,532, of 08/31/2008:

Description				R$ million
Name of Security	Issue	Maturity	Return p.a.	Principal
Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457
Subordinated euronotes	August 2001	August 2011	4.25%	625
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000
Subordinated CDB (1)	May 2007	May 2012	103.9% of CDI	1,406
Subordinated CDB (1)	July 2007	July 2012	CDI + 0.38%	422
Subordinated CDB (1)	August 2007	August 2012	CDI + 0.38%	200
Subordinated CDB (1)	October 2007	October 2012	IGPM + 7.33%	291
Subordinated CDB (1)	October 2007	October 2012	103.8% of CDI	93
Subordinated CDB (1)	October 2007	October 2012	CDI + 0.45%	450
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300
Subordinated CDB	December 2012	December 2012	102.25% of CDI	220
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256
Subordinated CDB (1)	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817
Subordinated CDB (1)	1st quarter of 2008	2nd quarter of 2013	106.5% of CDI	38
Subordinated CDB (1)	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	10
Subordinated CDB	November 2003	November 2013	102% of CDI	40
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,805
Subordinated CDB (1)	August 2007	August 2014	CDI + 0.46%	50
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000
Subordinated CDB (1)	October 2007	October 2014	IGPM + 7.35%	33
Subordinated CDB (1)	December 2007	December 2014	CDI + 0.60%	10
Preferred shares	December 2002	March 2015	3.04%	1,389
Subordinated CDB (1)	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400
Subordinated CDB (2)	December 2006	December 2016	CDI + 0.47%	500
Subordinated bonds	April 2008	April 2033	3.50%	65
Subordinated bonds	October 2008	October 2033	4.50%	45
Eurobonds -Perpetual Non-cumulative Junior
Subordinated Securities (3)	July 2005	Not determined	8.70%	1,195

(1)	Subordinated CDBs may not be redeemed in advance;
(2)	Subordinated CDBs may be redeemed from November 2011;
(3)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

Itaú Unibanco Holding S.A.

A Publicly Held Company

h) Significant changes in each item of the financial statements

					R$ million
Assets	12/31/2009	12/31/2008	12/31/2007	2009 X 2008	2008 X 2007 (%)
Current assets and long-term receivables	597,978	626,777	288,566	-4.6%	117.2%
Cash and cash equivalents	10,594	15,847	4,288	-33.1%	269.6%
Interbank investments	139,195	124,546	56,785	11.8%	119.3%
Securities and derivative financial instruments	120,189	138,344	61,338	-13.1%	125.5%
Interbank and interbranch accounts	14,570	14,268	17,727	2.1%	-19.5%
Operations with credit granting characteristics and other receivables	245,951	241,043	115,548	2.0%	108.6%
(Allowance for loan losses)	(24,052)	(19,972)	(7,926)	20.4%	152.0%
Other assets	91,530	112,701	40,806	-18.8%	176.2%
Permanent assets	10,295	10,426	6,310	-1.3%	65.2%
Investments	2,187	2,258	1,260	-3.1%	79.2%
Fixed assets and leased fixed assets	4,360	4,035	2,230	8.1%	80.9%
Intangible assets	3,748	4,133	2,820	-9.3%	46.6%
Total assets	608,273	637,202	294,876	-4.5%	116.1%

Liabilities	12/31/2009	12/31/2008	12/31/2007	2009 X 2008 (%)	2008 X 2007 (%)
Current and long-term liabilities	553,856	590,788	263,713	-6.3%	124.0%
Deposits	190,772	206,189	81,592	-7.5%	152.7%
Demand deposits	25,834	28,071	28,134	-8.0%	-0.2%
Savings deposits	48,222	39,296	27,990	22.7%	40.4%
Interbank deposits	2,046	2,921	1,616	-29.9%	80.8%
Time deposits	114,671	135,901	23,852	-15.6%	469.8%
Deposits received under securities repurchase agreements	131,935	124,358	64,733	6.1%	92.1%
Funds from acceptance and issuance of securities	17,320	19,596	8,371	-11.6%	134.1%
Interbank and interbranch accounts	3,077	3,008	1,856	2.3%	62.1%
Borrowings and onlending	34,692	42,636	16,800	-18.6%	153.8%
Derivative financial instruments	5,476	14,807	3,857	-63.0%	283.9%
Technical provisions for insurance, pension plan and capitalization	52,404	43,182	23,832	21.4%	81.2%
Other liabilities	118,180	137,011	62,671	-13.7%	118.6%
Foreign exchange portfolio	27,682	50,761	18,918	-45.5%	168.3%
Subordinated debt	22,038	22,426	11,375	-1.7%	97.1%
Sundry	68,460	63,824	32,378	7.3%	97.1%
Deferred income	194	231	74	-16.2%	214.4%
Minority interest in subsidiaries	3,540	2,519	2,121	40.5%	18.8%
Stockholders’ equity	50,683	43,664	28,969	16.1%	50.7%
Total liabilities	608,273	637,202	294,876	-4.5%	116.1%

Itaú Unibanco Holding S.A.

A Publicly Held Company

R$ million

	2009	2008	2007	2009 X 2008 (%)	2008 X 2007 (%)
Income from financial operations before loan losses
	46,147	23,367	20,971	97.5%	11.4%

Result of loan losses	(14,165)	(12,946)	(5,495)	9.4%	135.6%
Expense for allowance for loan losses	(16,399)	(14,280)	(6,563)	14.8%	117.6%
Income from recovery of credits written off as loss	2,234	1,334	1,068	67.4%	24.9%

Gross income from financial operations	31,981	10,422	15,476	206.9%	-32.7%

Other operating income/expenses	(12,365)	(11,123)	(4,431)	11.2%	151.0%
Banking services fees	12,455	8,649	7,775	44.0%	11.2%
Income from bank charges	2,772	2,555	2,399	8.5%	6.5%
Result from insurance, pension plan and capitalization operations	2,432	1,307	1,219	86.0%	7.2%
Personnel expenses	(9,832)	(7,632)	(5,523)	28.8%	38.2%
Other administrative expenses	(11,593)	(7,921)	(6,403)	46.4%	23.7%
Tax expenses	(4,238)	(2,336)	(2,533)	81.4%	-7.8%
Equity in earnings of affiliated/subsidiary companies	178	194	220	-8.0%	-11.9%
Other operating income	941	1,509	521	-37.6%	189.4%
Other operating expenses	(5,480)	(7,448)	(2,107)	-26.4%	253.6%

Operating income	19,617	(701)	11,045	-2896.5%	-106.4%

Non-operating income	430	206	2,873	109.2%	-92.8%

Income (loss) before taxes on income and profit sharing	20,047	(496)	13,919	-4144.3%	-103.6%

Income tax and social contribution	(7,421)	9,420	(4,756)	-178.8%	-298.1%

Profit sharing - statutory	(1,695)	(855)	(744)	98.3%	15.0%
Employees	(1,491)	(748)	(616)	99.4%	21.4%
Officers - statutory	(205)	(107)	(128)	91.0%	-16.1%

Minority interest in subsidiaries	(864)	(266)	55	224.3%	-585.1%

Net income	10,067	7,803	8,474	29.0%	-7.9%

Itaú Unibanco Holding S.A.

A Publicly Held Company

10.2. – Directors should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenues

II - Factors that materially affected operating income and expenses

2009 X 2008

				R$ million
	2009	2008	Nominal amount	Change %
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	46,147	23,367	22,779	97.5%

RESULT OF LOAN LOSSES	(14,165)	(12,946)	(1,220)	9.4%
EXPENSE FOR ALLOWANCE FOR LOAN LOSSES	(16,399)	(14,280)	(2,119)	14.8%
INCOME FROM RECOVERY OF CREDITS WRITTEN OFF AS LOSS	2,234	1,334	900	67.4%

GROSS INCOME FROM FINANCIAL OPERATIONS	31,981	10,422	21,560	206.9%

OTHER OPERATING INCOME/EXPENSES	(12,365)	(11,123)	(1,241)	11.2%
BANKING SERVICES FEES	12,455	8,649	3,806	44.0%
INCOME FROM BANK CHARGES	2,772	2,555	217	8.5%
RESULT FROM INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS	2,432	1,307	1,124	86.0%
PERSONNEL EXPENSES	(9,832)	(7,632)	(2,200)	28.8%
OTHER ADMINISTRATIVE EXPENSES	(11,593)	(7,921)	(3,672)	46.4%
TAX EXPENSES	(4,238)	(2,336)	(1,902)	81.4%
EQUITY IN EARNINGS OF AFFILIATED/SUBSIDIARY COMPANIES	178	194	(16)	-8.0%
OTHER OPERATING INCOME	941	1,509	(568)	-37.6%
OTHER OPERATING EXPENSES	(5,480)	(7,448)	1,969	-26.4%

OPERATING INCOME (LOSS)	19,617	(701)	20,318	-2896.5%

NON-OPERATING INCOME	430	206	225	109.2%

INCOME (LOSS) BEFORE TAXES ON INCOME AND PROFIT SHARING	20,047	(496)	20,543	-4144.3%

INCOME TAX AND SOCIAL CONTRIBUTION	(7,421)	9,420	(16,842)	-178.8%

PROFIT SHARING - STATUTORY	(1,695)	(855)	(840)	98.3%
EMPLOYEES	(1,491)	(748)	(743)	99.4%
MANAGEMENT MEMBERS - STATUTORY	(205)	(107)	(98)	91.0%

MINORITY INTEREST IN SUBSIDIARIES	(864)	(266)	(598)	224.3%

NET INCOME	10,067	7,803	2,263	29.0%

Income from financial operations before loan losses

In 2009, the income from financial operations before loan losses reached R$ 46,147 million, which corresponds to an increase of 97.5% in relation to 2008. This change was mainly caused by the following factors: (i) we noted a significant increase in the average balance of loan and financing operations – in part associated with the consolidation of Unibanco operations – together

Itaú Unibanco Holding S.A.

A Publicly Held Company

with the change in the mix of clients and products. (ii) We also put in an extremely satisfactory performance of treasury, as a result of the impact of the drop in interest rate and foreign exchange coupon in fixed income and foreign exchange positions in the local market. (iii) Another important factor which contributed to this change was the impact arising from our strategy of foreign exchange risk of the capital invested abroad, which aims at neutralizing the foreign exchange risk, by using derivative financial instruments, also taking into consideration the tax effects. According to the Brazilian tax legislation, the gains and losses on foreign exchange change in investments in subsidiaries abroad are not taxable – in case of gains – and not deductible – in case of losses, being a permanent difference. Meanwhile, gains and losses on financial instruments used for hedging investments abroad are taxable or deductible. Our hedge strategy totally counteracts these effects, since we set up a hedge at a volume higher than the hedged asset, so that the result of the total foreign exchange exposure, net of tax effects, is practically null. Accordingly, in 2009, with the appreciation of Real in relation to other foreign currencies, we verified a gain from financial instruments and, on the other hand, in 2008 we noted a devaluation of Real in relation to foreign currencies, which gave rise to losses on financial instruments.

Expense for allowance for loan losses

Our expenses for allowance for loan losses grew 14.8% in relation to 2008, totaling R$ 16,399 million. Over 2009, we noted the impact of two events that summed up and resulted in the increase in these expenses. First we changed our mix of clients and increased the balance of funds allocated to retail loan and financing operations, which required a higher volume of allowance. Second, the international financial crisis increased the risk of clients and caused the expenses with allowances related to loan granting operations to grow.

Our default ratio of operations overdue for more than 90 days reached 5.6% in 2009, whereas it stood at 3.9% in 2008. We have particularly noted an increase in default over the first half of 2009, but from that period the default in individual operations became stable at 8.1%, falling to 7.6% in the last quarter of the year. On the other hand, the corporate client operations reached peak default in the third quarter of the year, standing at 4.1% and returning to 4.0% in the fourth quarter of 2009.

The recovery of credits previously written off as losses grew 67.4% as compared to the prior year, as a result of policies on collection adopted, which aim at reintegrating clients that are current and non-current account holders to the universe of credit.

Income from banking service fees and bank charges

In 2009, income from banking service fees reached R$ 12,455 million, which is equivalent to an addition of 44.0% in relation to the prior year. Income from bank charges totaled R$ 2,772 million, which corresponds to an increase of 8.5% as compared to the prior year.

2009 was marked not only by the consequences of the international financial crisis but also by changes in regulatory frameworks, thus affecting our income from banking service fees. This is the case of prohibition from collecting fees for renewing registration, which affected our income from current account services. Despite the recovery of economic activity after the crisis, many companies continued to adopt conservative positions in relation to new investments and funding in the market. Such conservatism caused our income from placement of securities in capital markets and economic and financial advisory to show a reduction, mainly in the first half of 2009. However, in the second half we noted a growing recovery in these activities. In 2009, we also noted an increase in income from credit cards, as compared to 2009 and 2008, as a consequence of the popularization of the use of cards in business transactions and expansion of our card base. We also noted an addition in income from asset management, which contributed with R$ 2,201 million

Itaú Unibanco Holding S.A.

A Publicly Held Company

to income from banking service fees, considering that the balance of managed assets posted a growth of 29.3% in relation to 2008, totaling R$ 333,869 million. In relation to income from bank charges, the reduction in income from credit/registration operations because of changes in practices of priority service fees, under the terms of the policy adopted by the Central Bank, was offset against the increase in income from service packages, in view of the increase in the volume of transactions.

Result from insurance, pension plan and capitalization operations

In 2009, the result from insurance, pension plan and capitalization operations totaled R$ 2,432 million, with an increase of 86.0% in relation to 2008. The result from insurance operations totaled R$ 1,451 million in 2009, with an increase of 133.3% in relation to 2008. Basically, this change results from the consolidation of Unibanco operations, and the consequent increase in the volume of transactions. The result from life insurance and pension plan operations reached R$ 469 million in 2009, an increase of 53.8% as compared to 2008, also related to the merger with Unibanco. The result of capitalization operations totaled R$ 512 million in 2009, which is equivalent to a growth of 34.4% in relation to 2008.

Personnel and other administrative expenses

Personnel expenses totaled R$ 9,832 million in 2009, a growth of 28.8% in relation to 2008. This growth was basically a result of the consolidation of Unibanco operations throughout 2009, in view of the consolidation in only one quarter of 2008. In addition, personnel expenses grew because of Collective Bargaining Agreements (CCT) which adjust salaries from September of each year.

Likewise, the other administrative expenses reached R$ 11,593 million, which corresponds to an increase of 46.4% in relation to 2008. In addition to the impact of consolidation over different periods of Unibanco operations, other administrative expenses were affected by the increase in expenses for depreciation of data processing systems, furniture and equipment in general, and increase in expenses for credit card sales in view of the expansion and restructuring of operations.

The total number of collaborators of Itaú Unibanco reached 101,640 people, which represents a reduction of 6.6% in relation to 2008, a result of the streamlining of activities in the integration process of Itaú and Unibanco, and the transfer of employees from Itaú Unibanco to Porto Seguro, related to the process of alliance of these companies.

Itaú Unibanco Holding S.A.

A Publicly Held Company

Tax expenses

Our tax expenses reached R$ 4,238 million, an increase of 81.4% in relation to 2008. The consolidation of Unibanco operations was the main fact that caused this change. In addition, the rise in taxable income, arising from changes in the mix of loan portfolio and a higher level of operating activity, caused our tax expenses to grow.

Other operating income/expenses

The reduction of 37.6% in other operating income is basically associated with the fact that in 2009 certain events did not repeat, such as the reversal of R$ 720 million in the provision of CPMF on lease operations, the reversal of R$ 127 million of the provision for depreciation exceeding IT equipment and assets, and reversal of R$ 64 million in provision related to the lawsuit referring to the payment of PIS (see the notes to the financial statements for 2008). On the other had, in 2009 we had the impact of the reversal of R$ 292 million, which refers to the program for cash or installment payment of federal taxes – Law No. 11,941/09.

In relation to other operating expenses, we noted a reduction of 26.4% between an expense of R$ 5,480 million in 2009 and an expense of R$ 7,448 million in 2008. In 2009, we did not note any repetition, in the same magnitude, of some events that occurred in 2008, such as (i) the setting up of R$ 1,331 million in provisions for expenses related to the integration of Itau and Unibanco, (ii) the provision of R$ 531 million for health insurance, with the intent of covering possible future deficits, (iii) the amortization of R$ 1,543 million in goodwill on investments, essentially related to the merger of Itaú and Unibanco, and (iv) one higher provision for tax and social security contingencies, as further discussed in the analysis of our results of operations for 2008 in relation to 2007. On the other hand, in 2009, the increase noted in credit card operations contributed to the growth of selling expenses, such as commissions and prizes. We also had an increase in the provision for civil contingencies in the normal course of business.

Income tax and social contribution on net income

Our expense for income tax and social contribution on net income reached R$ 7,421 million in 2009, as compared to a deferred tax asset of R$ 9,420 million in 2008. The main factors that contributed to this change in income tax and social contribution on net income were the following: (i) in 2008, we had exclusions of R$ 6,131 million from our tax basis, arising from the merger between Itaú and Unibanco, which did not repeat in 2009, and (ii) the effect of the foreign exchange change on our investments abroad resulted in a expense of R$ 2,034 million in 2009 in comparison to a tax benefit of R$ 1,281 million in 2008. This change was partially offset by a greater tax benefit arising from the payment of interest on capital, reaching R$ 1,478 million in 2009, with an increase of R$ 778 million in relation to 2008.

The expense for social contribution on net income payable in short term is still without the effect of the rate increase from 9% to 15%, in view of the recognition of a deferred tax assets at an amount sufficient to cancel such effect, taking into consideration that the Management of the bank believes that it will receive a favorable decision in the Unconstitutionality Lawsuit filed by the National Confederation of the Financial System (CONSIF).

Itaú Unibanco Holding S.A.

A Publicly Held Company

2008 X 2007

				R$ million
	2008	2007	Nominal amount	Change %
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	23,367	20,971	2,396	11.4%

RESULT OF LOAN LOSSES	(12,946)	(5,495)	(7,451)	135.6%
EXPENSE FOR ALLOWANCE FOR LOAN LOSSES	(14,280)	(6,563)	(7,716)	117.6%
INCOME FROM RECOVERY OF CREDITS WRITTEN OFF AS LOSS	1,334	1,068	266	24.9%

GROSS INCOME FROM FINANCIAL OPERATIONS	10,422	15,476	(5,055)	-32.7%

OTHER OPERATING INCOME/EXPENSES	(11,123)	(4,431)	(6,692)	151.0%
BANKING SERVICES FEES	8,649	7,775	874	11.2%
INCOME FROM BANK CHARGES	2,555	2,399	156	6.5%
RESULT FROM INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS	1,307	1,219	88	7.2%
PERSONNEL EXPENSES	(7,632)	(5,523)	(2,109)	38.2%
OTHER ADMINISTRATIVE EXPENSES	(7,921)	(6,403)	(1,517)	23.7%
TAX EXPENSES	(2,336)	(2,533)	197	-7.8%
EQUITY IN EARNINGS OF AFFILIATED/SUBSIDIARY COMPANIES	194	220	(26)	-11.9%
OTHER OPERATING INCOME	1,509	521	987	189.4%
OTHER OPERATING EXPENSES	(7,448)	(2,107)	(5,342)	253.6%

OPERATING INCOME	(701)	11,045	(11,747)	-106.4%

NON-OPERATING INCOME	206	2,873	(2,668)	-92.8%

INCOME (LOSS) BEFORE TAXES ON INCOME AND PROFIT SHARING	(496)	13,919	(14,414)	-103.6%

INCOME TAX AND SOCIAL CONTRIBUTION	9,420	(4,756)	14,177	-298.1%

PROFIT SHARING - STATUTORY	(855)	(744)	(111)	15.0%
EMPLOYEES	(748)	(616)	(132)	21.4%
MANAGEMENT MEMBERS - STATUTORY	(107)	(128)	21	-16.1%

MINORITY INTEREST IN SUBSIDIARIES	(266)	55	(321)	-585.1%

NET INCOME	7,803	8,474	(670)	-7.9%

Income from financial operations before loan losses

Over 2008, Itaú Unibanco generated an income from financial operations before loan losses of R$ 23,367 million, which corresponds to an increase of 11.4% in relation to the prior year. This increase is mainly resulting from the broadening of the loans and financing portfolio, both for individuals and companies, with simultaneous change in the mix of products and clients, favoring operations that are capable of providing a higher risk-return ratio. In the year we had a fine treasury performance, because we seized market opportunities in an environment of higher volatility. Finally, the consolidation of Unibanco operations in the last quarter of 2008 also contributed to increase the income from financial operations before loan losses.

Expense for allowance for loan losses

The expenses for allowance for loan losses reached R$ 14,280 million in 2008, a growth of 117.6% in relation to the prior year.

Itaú Unibanco Holding S.A.

A Publicly Held Company

In 2008, considering the economic outlook of crisis and its associated uncertainties, the criteria for recognizing an additional allowance for loan operations were reviewed, resulting in the inclusion of a portion related to the risks of a more pessimist outlook for subsequent periods. From this analysis, we increased the total additional allowance, reaching R$ 7,791 million at December 31, 2008, whereas in 2007 this balance totaled R$ 2,150 million.

Besides, the expenses for allowance for loan losses were affected by the consolidation of Unibanco operations in the fourth quarter of 2008, the steady growth in our loan portfolio, and the impact of the international financial crisis on the review of risk rating of large companies, on the risk of very small, small and middle market companies portfolios, and on the individual clients portfolio.

Our default ratio, for transactions overdue over 90 days, stood at 3.9% in December 2008 whereas it stood at 4.2% on the same date of the prior year. Our models of credit risk management are continuously developed, helping us to meet the strategic goals established by the top management. The analysis of the behavior of different client clusters enabled us to develop a more intense relationship with those that have a low risk profile, thus permitting to combine the strong increase in the portfolio volume with the control over default ratios.

The income from recovery of credits previously written off as loss totaled R$ 1,339 million in 2008, equivalent to an increase of 25.3% in relation to 2007, as a result of the consolidation of Unibanco operations and collection efforts taken over the year.

Income from banking service fees and bank charges

The income from banking service fees reached R$ 8,649 million in 2008, an increase of 11.2% in relation to 2007. The main factors of such increase were: (i) expansion in the credit card basis, and (ii) growth in the client base comprising current account holders. We also point out that the consolidation of the Unibanco operations in the fourth quarter of 2008 contributed to the growth in income noted between the periods. The income from credit card operations posted an increase of 28.5% in relation to 2007, and such increase is a result of the intense focus of Itaú Unibanco on this product, in addition to the increased use of cards as means for paying sales transactions. Meanwhile, the growth in the client base of current account holders raised income from current account services, in view of the use of the maxiconta package and receipt services.

The income from bank charges totaled R$ 2,555 million in 2008, an increase of 6.5% in relation to 2007. This increase was mainly a result of the consolidation of the Unibanco operations. The introduction by the Central Bank of Brazil of changes in the collection of basic service charges, from May 2008, in addition to the adoption of a client loyalty policy in view of a tougher competition, were the main factors that determined the reduction in income from bank charges between 2008 and 2007, when we did not consider the contribution of Unibanco.

Result from insurance, pension plan and capitalization operations

In 2008, the result from pension plan and capitalization operations totaled R$ 1,307 million, an increase of 7.2% as compared to 2007. This increase was basically caused by a higher volume of transactions between periods. The results of the Insurance operations totaled R$ 622 million in 2008, an increase of 12.5% as compared to 2007. The result of the life and pension plan operations reached R$ 305 million in 2008, equivalent to a reduction of 23.0% in relation to 2007, due to adjustments arising from the merger with Unibanco. The result of Capitalization operations totaled R$ 381 million in 2008, an increase of 41.1% as compared to the prior year.

Itaú Unibanco Holding S.A.

A Publicly Held Company

Personnel and other administrative expenses

Personnel expenses totaled R$ 7,632 million in 2008, a growth of 38.2% in relation to the prior year. This change is in part related to the consolidation of Unibanco operations in the fourth quarter of 2008. In addition, personnel expenses grew in view of the maintenance of actions for promoting the organic growth of our operations, of which the widening of the service network stands out. Thus the total bank branches received the addition of 134 sites, not taking into consideration the contribution of Unibanco, which corresponds to an increase of 4.8% in relation to 2007.

Other administrative expenses totaled R$ 7,921 million, which corresponds to an increase of 23.7% in relation to 2007. The consolidation of Unibanco operations in the fourth quarter of 2008 was the main factor that determined this change.

Tax expenses

In 2008, tax expenses reached R$ 2,336 million, a decrease of 7.8% in relation to the prior year. This decrease in tax expenses was mainly caused by the end of the payment of CPMF, which entered into effect on January 1, 2008.

Other operating income/expenses

Other operating income reached R$ 1,509 million in 2008, a growth of 189.4% in relation to 2007. In 2008, we had the reversal of R$ 720 million of provision for CPMF on lease operations. We also suffered the impact of the reversal of R$ 127 million of provision for exceeding depreciation of IT equipment and assets, and R$ 64 million arising from a lawsuit for the restoration of undue payments of PIS Gross Operating Income (ROB) exceeding PIS Repique (PIS calculated on income tax payable), for the periods July 1988 to May 1989. In November 2002, a final and unappealable decision was awarded recognizing the right to credit and in September 2008 the expert computation for settlement of the decision was completed.

Other operating expenses totaled R$ 7,448 million in 2008, which corresponds to an increase of 253.6% in relation to an expense of R$ 2,107 million in 2007. Over 2008, we recognized R$ 1,331 million in provisions for expenses related to the Itau Unibanco integration, the provision of R$ 531 million for health insurance, with the intent of covering possible future deficits, the amortization of R$ 1,543 million of goodwill on investments, essentially related to the merger of Itaú with Unibanco, and a higher provision for tax and social security contingencies, of which R$ 290 million of CPMF on transactions carried out with clients, R$ 402 million related to the deductibility of goodwill, R$ 158 million related to CPMF on transfer of securities, R$ 18 million associated with ISS on bank operations, and R$ 199 million payable to Social Security (National Institute of Social Security, the INSS) on profit sharing in excess of collective bargaining agreement.

Income tax and social contribution on net income

In 2008, we recorded a deferred tax asset of R$ 9,420 million as compared to an expense of R$ 4,756 million in 2007. The main factors that contributed to this change in income tax and social contribution on net income were as follows: (i) in 2008, we recorded exclusions from our tax basis of R$ 6,131 million resulting from the merger between Itaú and Unibanco, (ii) the impact of gains and losses on foreign exchange variation, associated with new investments abroad, resulted in a tax benefit that totaled R$ 1,421 million in 2008, a change of R$ 1,961 million as compared to 2007, and (iii) we had a greater tax benefit on payment of interest on capital, totaling R$ 655 million in 2008, a growth of R$ 573 million in relation to 2007.

Itaú Unibanco Holding S.A.

A Publicly Held Company

The expense for social contribution on net income payable in short term does not take into consideration the effect of the rate increase from 9% to 15%, in view of the recognition of a deferred tax assets at an amount sufficient to cancel such effect, taking into consideration that the Management of the bank believes that it will receive a favorable decision in the Unconstitutionality Lawsuit filed by the National Confederation of the Financial System.

b) Changes in revenues arising from changes in prices, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

According to the criteria for classification of transactions set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord - Basel II, the financial instruments of ITAÚ UNIBANCO HOLDING S.A., including all transactions with derivatives, are separated in Trading and Banking portfolios.

The sensitivity analyses, shown below, do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study’s sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded or to provide hedge to the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected or conduction of arbitrage. This portfolio has strict limits set by the risk areas and is daily controlled.

Trading and Banking portfolio	Exposures	12/31/2009 (*)			12/312/2008 (*)
		Scenarios			Scenarios
Risk factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in Reais	(1)	(447)	(877)	(0)	(275)	(528)
Foreign exchange coupons	Rates of foreign exchange coupons	0	(1)	(1)	0	(30)	(59)
Foreign currency	Exchange variation	(1)	(29)	(57)	(2)	(81)	(162)
Price indices	Rates of price indices coupon	(0)	(6)	(11)	(0)	(35)	(62)
Long-term interest rate	Rate of TJLP coupon	0	(0)	(0)	0	(12)	(25)
Reference rate	Rate of TR coupon	2	(73)	(99)	(0)	(11)	(20)
Variable rate	Share price	7	(108)	(217)	(5)	(113)	(225)
	Total without correlation		(663)	(1,262)		(556)	(1,082)
	Total with correlation		(432)	(822)		(370)	(717)
(*) Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried our with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

Itaú Unibanco Holding S.A.

A Publicly Held Company

The considerable impact on the fixed-income factor is related to the market risks of fixed-rate financing of the banking portfolio, which are not recognized as marked to market and, therefore, are not necessarily fully subject to hedge.

Trading and Banking portfolio	Exposures	12/31/2009 (*)			12/31/2008 (*)
		Scenarios			Scenarios
Risk factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in Reais	(4)	(1,620)	(3,112)	(5)	(1,309)	(2,511)
Foreign exchange coupons	Rates of foreign exchange coupons	2	(12)	(47)	0	(38)	(88)
Foreign currency	Exchange variation	(0)	(4)	(8)	(7)	(137)	(273)
Price indices	Rates of price indices coupon	(0)	(2)	(1)	(4)	(327)	(564)
Long-term interest rate	Rate of TJLP coupon	(0)	(28)	(56)	0	(12)	(25)
Reference rate	Rate of TR coupon	4	(107)	(117)	0	(91)	(105)
Variable rate	Share price	15	(222)	(444)	(5)	(113)	(225)
	Total without correlation		(1,995)	(3,786)		(2,026)	(3,791)
	Total with correlation		(1,299)	(2,465)		(1,407)	(2,655)
(*) Amounts net of tax effects.

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc).

Scenario II: Shocks at approximately 25% in the portfolio at the end of the period, considering the largest resulting losses per risk factor.

Scenario III: Shocks at approximately 50% in the portfolio at the end of the period, considering the largest resulting losses per risk factor.

On December 31, 2009, the result of the sensitivity analysis, with correlation effects between risk factors included in the trading portfolio and net of tax effects shows a sensitivity of marking to market of R$ 432 million and R$ 822 million for scenarios with variations from 25% to 50%, respectively (For December 31, 2008, the sensitivity of marking to market of trading portfolio for Scenario II would be R$ 370 million and R$ 717 million for Scenario III).

In the consolidated portfolio (trading + banking), sensitivity is of R$ 1,299 million and R$ 2,465 million for scenarios with variations from 25% to 50%, respectively (For December 31, 2008, sensitivity of marking to market of the consolidated portfolio (trading + banking) of Scenario II would be R$ 1,407 million and R$ 2,655 million for Scenario III).

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rate and interest rates on the operating and financial income and expenses

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. At December 31, 2009, the net foreign exchange position, including investments abroad, is a liability totaling US$ 8,041 million. We point out that the policy of gap management that we adopt is carried out taking into consideration the tax effects on this position. As the result from foreign exchange variation in investment abroad is not taxed, we set up a hedge (liability position in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total result from foreign exchange variation, net of tax effects, is practically cancelled and consistent with the strategy of low risk exposure that we adopted.

Itaú Unibanco Holding S.A.

A Publicly Held Company

	Dec 31, 09
Assets	Consolidated Itaú Unibanco	Total	Business in Brazil Itaú Unibanco Local Currency	Foreign Currency	Business Abroad Itaú Unibanco
Cash and Cash Equivalents	10,594	6,177	4,880	1,298	4,885
Short Term Interbank Deposits	139,195	132,631	130,548	2,083	15,156
Securities	120,189	108,174	106,998	1,176	23,348
Loans	245,951	220,992	212,287	8,705	26,207
(Allowance for Loan Losses)	(24,052)	(23,337)	(23,337)	0	(715)
Other Assets	106,101	93,565	82,991	10,574	27,354
Foreign Exchange Portfolio	27,239	17,307	7,140	10,167	24,712
Other	78,861	76,258	75,851	407	2,642
Permanent Assets	10,295	26,599	8,878	17,722	1,417
TOTAL ASSETS	608,273	564,801	523,244	41,557	97,653

Derivatives - Purchased Positions				24,871
Futures				7,646
Options				4,592
Swaps				7,934
Other				4,700
TOTAL ASSETS AFTER ADJUSTMENTS (a)				66,428

	Dec 31, 09
Liabilities and Equity	Consolidated Itaú Unibanco	Total	Business in Brazil Itaú Unibanco Local Currency	Foreign Currency	Business Abroad Itaú Unibanco
Deposits	190,772	161,673	161,498	175	31,923
Funds Received under Securities Repurchase Agreements	131,935	130,359	130,359	0	1,576
Funds from Acceptances and Issue of Securities	17,320	22,519	12,467	10,052	5,915
Borrowings and OnLendings	34,692	31,675	22,665	9,010	10,725
Interbank and Interbranch Accounts	3,077	3,017	1,705	1,312	61
Derivative Financial Instruments	5,476	4,374	4,362	12	1,095
Other Liabilities	118,180	105,080	92,398	12,682	28,607
Foreign Exchange Portfolio	27,682	17,761	7,174	10,588	24,700
Other	90,498	87,319	85,224	2,095	3,907
Technical Provisions of Insurance, Pension Plans
and Capitalization	52,404	52,398	52,398	0	6
Deferred Income	194	171	171	0	23
Minority Interest in Subsidiaries	3,540	2,852	2,852	0	0
Stockholders' Equity of Parent Company	50,683	50,683	50,683	0	17,722
Capital Stock	40,617	40,617	40,617	0	16,557
Net Income	10,067	10,067	10,067	0	1,165
TOTAL LIABILITIES AND EQUITY	608,273	564,801	531,558	33,243	97,653

Derivatives - Sold Positions				47,187
Futures				27,045
Options				5,788
Swaps				10,918
Other				3,436
TOTAL LIABILITIES AND EQUITY AFTER ADJUSTMENTS (b				80,430
Foreign Exchange Position Itaú Unibanco (c = a - b)				(14,002)
Foreign Exchange Position Itaú Unibanco (c) in US$				(8,041)

Itaú Unibanco Holding S.A.

A Publicly Held Company

10.3. Directors should comment on the material effects that may have been caused or that are expected to be caused on the issuer’s financial statements and its results:

a) Introduction or disposal of operating segment

The operating segments of Itaú Unibanco are as follows:

•      Commercial Bank, which income is obtained from the offer of financial products and provision of bank services to the retail client base (individuals and very small companies), high net worth individuals, with significant assets (private bank) as well as to small and middle market companies.

•      Itaú BBA, which is responsible for banking operations with large companies and activities as investment bank.

•      Consumer Credit, which income is from the financial products and services offered to non-current account holder clients.

•      Corporate + Treasury, which income is associated with excess capital and excess of subordinated debt and carry of net balance of deferred tax assets and tax debts added to the income associated with treasury operations.

Itaú Unibanco did not introduce nor dispose any operating segment in 2009, 2008 or 2007.

b) Incorporation, acquisition or disposal of ownership interest

2009

Sale of interest in Allianz Seguros

On December 29, 2009, Itaú Unibanco Holding and Allianz South America Holding B.V. entered into an agreement governing the acquisition by Allianz South America of the 14.025% interest held by Cia. Itaú de Capitalização in the capital of Allianz Seguros S.A. The amount of this transaction was R$ 109 million.

Extension of Agreement with Magazine Luiza

On November 27, Magazine Luiza and Itaú Unibanco completed a negotiation related to the extension of exclusivity period to December 31, 2029. The alliance refers to the distribution of credit products by Luizacred, a financial institution held in equal proportions by Magazine Luiza and Itaú Unibanco, in all physical and virtual stores owned or operated by Magazine Luiza, either directly or indirectly, as well as call centers, internet, mailing or any other points or forms of contact between Magazine Luiza and its customers. This transaction amounted to R$ 250 million.

Acquisition of total shares of Itaú XL Seguros Corporativos S.A.

On November 12, 2009, Itaú Seguros S.A. and XL Swiss Holdings Ltd. A company controlled by XL Capital Ltd., entered into an agreement through which Itaú Seguros S.A. will purchase the total shares issued by Itaú XL Seguros Corporativos S.A. held by SL Swiss Holdings Ltd., becoming the holder of 100% in Itaú XL Seguros Corporativos S.A.. A separate agreement

Itaú Unibanco Holding S.A.

A Publicly Held Company

was signed through which Itaú Seguros S.A. shall provide, after the completion of the transaction, insurance coverage to the clients of XL in Brazil and of its Global Programs with operations in Brazil. This process is awaiting approval from the Superintendency of Private Insurance – SUSEP.

Transfer of capital of Unibanco Saúde Seguradora to Tempo Participações

On September 24, 2009, Itaú Unibanco and Tempo Participações signed a Memorandum of Understanding aiming at the transfer of total capital from Unibanco Saúde Seguradora to Tempo. Our intent with this operation was to expand the strategic focus of our insurance activity, concentrating our activities in the segments in which we hold leadership positions. The amount of this transaction was R$ 55 million. The signed memorandum also establishes that, due to the future performance of the operation of Unibanco Seguradora, Itaú Unibanco will be entitled to an additional payment of up to R$ 45 million.

Change in FIC partnership agreement

Companhia Brasileira de Distribuição (CBD) and Itaú Unibanco concluded, on August 28, the negotiation related to the company Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (FIC).  The agreement which gave rise to FIC was amended, excluding the exclusivity obligation of Itaú Unibanco. In consideration, Itaú Unibanco paid to Pão de Açúcar Group the amount of 550 million. On the same occasion, the exclusivity for the offer of financial products and services granted by CBD to FIC was extended for an additional period of five years, reason why Itaú Unibanco paid R$ 50 million to the Pão de Açúcar Group.

Alliance with Porto Seguro

On August 23, 2009, Itaú Unibanco and Porto Seguro entered into an alliance aimed at the unification of their residence and vehicle insurance operations. With this operation, millions of clients of Porto Seguro and Itaú Unibanco now count on the most complete insurance services in the Brazilian market, specially an extensive network of Insurance Brokers that may offer a wide range of products and services, by means of several companies that became part of the group, increasing their options.

Due to this alliance, the company will increase its financial soundness and will hold a leadership position in the residence and vehicle insurance lines, with 3.4 million vehicles and 1.2 million properties insured, thus reinforcing our leadership strategy in the majority of markets in which we operate. Additionally, the alliance will enable the achievement of economy of scale and synergy of costs, and will also permit a stronger geographic presence. Therefore, an operating agreement was entered into for the offer and distribution, on an exclusive basis, of vehicle and residence insurance products to the clients of Itaú Unibanco network, in Brazil and Uruguay.

Total assets and liabilities related to the current portfolio of residence and vehicle insurance of Itaú Unibanco were transferred to a new company, Itaú Unibanco Seguros de Automóvel e Residência S.A. This company started being managed by Porto Seguro, and the executives and collaborators of Itaú Unibanco who work in the vehicle and residence insurance segments were allocated to the new company, thus expanding the expertise and quality in the insurance management.  In consideration, Porto Seguro issued shares representing 30% of its new capital, which were delivered to Itaú Unibanco.

Partnership with Vivo S.A.

On March 31, 2009, Banco Itaucard S.A., Vivo S.A. and Telemig Celular S.A., a subsidiary of Vivo S.A. (Vivo S.A. and Telemig Celular S.A., collectively referred to as “Vivo”) leader in the

Itaú Unibanco Holding S.A.

A Publicly Held Company

Brazilian market of mobile and telecommunications services, entered into a partnership through which we were granted the right for 10 years to market and sell to Vivo clients in Brazil co-branded credit cards and other financial products and certain related insurance products.

Redecard

On March 30, 2009, Itaú Unibanco purchased 24,082,760 registered common shares of Redecard S.A. for R$ 590 million, giving rise to a goodwill amounting to R$ 557 million, which, net of taxes, totaled R$ 506 million. In view of this transaction, Itaú Unibanco started to have the stockholding control over Redecard S.A., fully consolidated in the Financial Statements of Itaú Unibanco from the first quarter of 2009.

2008

Itaú BBA remaining interest

On November 29, 2008, Itaú Unibanco S.A. acquired the remaining 4.25% interest in total shares of Banco Itaú BBA S.A. held by certain executives and employees of Banco Itaú BBA S.A.. At present, Itaú Unibanco Holding holds approximately 100% interest in the capital of Banco Itaú BBA S.A..

Transaction with the American International Group, Inc (AIG)

On November 26, 2008, Unibanco – União de Bancos Brasileiros S.A. entered into an agreement with the American International Group, Inc., or AIG, to revert the exchange of shares that each of the groups held in Brazilian insurance companies, as follows: (i) Unibanco – União de Bancos Brasileiros S.A. acquired for 820 million the shares held by AIG, and (ii) AIG acquired for US$ 15 million the shares held by Unibanco – União de Bancos Brasileiros S.A. in AIG Brasil Companhia de Seguros. With the completion of this transaction, Unibanco – União de Bancos Brasileiros S.A., became the indirect holders of 100% of capital in Unibanco Seguros S.A., Unibanco AIG Vida e Previdência S.A. (currently named “Itaú Vida e Previdência S.A.) and Unibanco AIG Saúde Seguradora S.A. (currently named “Unibanco Saúde Seguradora S.A.”), which were companies controlled by Unibanco Seguros S.A..

Marisa Partnership

On December 4, Itaú Unibanco entered into an operating agreement with Marisa S.A.  to create a new co-branded credit card for a 10-year period. Marisa is the largest store chain specialized in woman’s fashion in Brazil, with 207 stores in the country and over 8 million private label cards. The investment amount in this partnership is approximately R$ 120 million.

The Creation of Itaú Unibanco

On November 3, 2008, Itaú and Unibanco signed the agreement for the merger of their financial operations, which was approved by the Central Bank of Brazil on February 18, 2009. It was the formal beginning of the building of the largest private financial conglomerate in the Southern Hemisphere, with a market value among the 20 largest financial institutions in the world.

This financial institution will be fully capable of being a player in the new global competitive scenario. The result of this partnership is a bank with Brazilian capital with commitment, strength, vocation and economic capacity to become a vital partner in the development of Brazilian companies in Brazil and abroad. With a strong international presence – it already has commercial

Itaú Unibanco Holding S.A.

A Publicly Held Company

bank operations in all Mercosur countries - the institution will have the required agility to increase the presence of Brazil internationally.

Itaú Unibanco consolidates its position in a scenario in which Brazil and its financial system are in privileged conditions, with strong possibilities of improving even more its relative position in the global scenario. In this phase of sustainable growth of the country, movements like this, which strengthen large domestic companies, are growing in importance, such as those which are occurring in other sectors of economy, continuously expanding their competitive capacity.

After over 15 months in gestation through dialogues, Itaú Unibanco was born with a strong identity in values and a converging vision for the future. For this purpose, the controlling stockholders of Itaúsa and Unibanco decided to establish the holding company IUPAR – Itaú Unibanco Participações S.A. with a shared governance model.

The conglomerate resulting from the merger has scale, expertise and a strong capital basis, which enable it to significantly reinforce the credit supply to the market, corresponding to the expectations of a sound and vigorous response to the demands from companies and individuals

Acquisition of interest in Banco Itaú Europa

In November 2008, Itaúsa transferred to Itaú Unibanco the ownership interest it held in Banco Itaú Europa S.A. for approximately R$ 1,137 million, of which R$ 550 million through the issue of common shares of Itaú Unibanco and R$ 587 million in cash.

Acquisition of Capital Union in Uruguay

In April 2008, Itaú Unibanco purchased all shares of Unión Capital AFAP S.A., a company that manages social security funds and that holds 20% of the assets of pension funds in Uruguay.

Partnership with Coelho da Fonseca

In April 2008, Itaú Unibanco Holding and Itaú Unibanco S.A. signed a partnership agreement with Coelho da Fonseca Empreendimentos Ltda., a real estate broker that provides real estate consulting and brokerage services, for the acquisition of the exclusive right to offer, distribute and market real estate financial products and services to the clients of Coelho da Fonseca. According to this partnership, Coelho da Fonseca Empreendimentos Ltda. is entitled to a commission based on the financial products and services that its clients purchase from us.

Partnership with Dafra da Amazônia Indústria e Comércio de Motocicletas Ltda.

In March 2008, Itaú Unibanco S.A. signed a partnership agreement with Dafra da Amazônia Indústria e Comércio de Motocicletas Ltda., a motorcycles assembling company owned by the Itavema Group, for the acquisition of the exclusive right to: (i) offer, distribute and market financial products and services to the clients of Dafra, and (ii) offer working capital loans to the Dafra dealers for the financing of motorcycles purchases, and (iii) be recommended by Dafra to dealers about certain financial, social security and private pension products and services of Itaú Unibanco S.A. The investment of Itaú Unibanco S.A. totaled R$ 20 million and refers to the acquisition of such exclusive right for 10 years, being extendable.

The amount of R$ 20 million, paid to Dafra, was recorded as intangible asset, which will be amortized over the term of the agreement. We allocated this intangible asset to the banking services segment of Itaú Unibanco S.A. The partnership was structured through a profit sharing

Itaú Unibanco Holding S.A.

A Publicly Held Company

agreement, through which Itaú Unibanco S.A. is entitled to 60% and Dafra is entitled to 40% of profit earned in the sale of financial products and services.

2007

Real Estate Loan

On December 28, Itaú Unibanco announced an agreement with LPS Brasil – Consultoria de Imóveis S.A. (Lopes) for the promotion and supply of real estate products.  Its purpose is the development of the used real estate market , including financing of construction materials for remodeling properties.  This association has potential to leverage the sales of real estate and to strengthen the Brazilian real estate loan market. Itaú Unibanco paid R$ 290 million for the agreement, recorded in prepaid expenses, which will be amortized over 20 years.

BM&F

In November, within the Initial Public Offering of Bolsa de Mercadorias e Futuros – BM&F S.A. (Brazilian Mercantile & Futures Exchange - BMF) (after the merger with Bovespa Holdings,. BM&FBOVESPA), Itaubank Distribuidora de Títulos e Valores Mobiliários S.A., Itaú Unibanco S.A., and Banco Itaú BBA S.A., sold 10.4 million shares issued by Bolsa de Mercadorias e Futuros – BM&F S.A. and Unicard Banco Múltiplo S.A. sold 4.5 million shares issued by Bolsa de Mercadorias e Futuros – BM&F S.A.. In addition, before the initial public offering of Bolsa de Mercadorias e Futuros – BM&F S.A. shares, Itaubank Distribuidora de Títulos e Valores Mobiliários S.A., Itaú Corretora de Valores S.A., Itaú Unibanco S.A. and Banco Itaú BBA S.A., sold 3.4 million shares issued by Bolsa de Mercadorias e Futuros – BM&F S.A. to GL Latin América Investments LLC and Unicard Banco Múltiplo S.A. sold 1.5 million shares issued by Bolsa de Mercadorias e Futuros – BM&F S.A. to GL Atlantic Private Equity Group. At that time, these transactions gave rise to a net income of R$ 150 million to Itaú Unibanco Holding and R$ 62 million to Unibanco Holdings S.A.

Bovespa Holding

On October 26, the Initial Public Offering (IPO) of Bovespa Holding S.A. was carried out. With this offer, Itaú Unibanco sold 11.4 million shares it held in the company for R$ 23.00 each. The operation resulted in an impact in results after taxes for 2007 of R$ 164 million. After this operation, Itaú Unibanco became the holder of 4% interest in the company’s capital, corresponding to a market value of R$ 973 million at December 31, 2007.

Kinea Investments

On October 18, Itaú Unibanco announced the organization of Kinea, a company specialized in the management of alternative investments, which operates with hedge funds and real estate equity, and that expanded our range of products offered to high net worth and institutional clients.   Kinea uses the infrastructure, know-how and technology of Itaú Unibanco,  and has independent premises, team and operations.

Redecard

On July 11 and 31, Itaú Unibanco sold 53.8 million common shares (8.73% of total capital) it held at Redecard S.A., the company responsible for capturing and transmitting credit and debit card transactions of Mastercard and Diners in Brazil. Each share was traded at R$ 27.00, generating a positive impact of R$ 1,050 million after tax in the result for 2007. Itaú Unibanco

Itaú Unibanco Holding S.A.

A Publicly Held Company

continues taking part in the company’s control through a stockholders’ agreement and with two members of the Board of Directors, and with a 23.21% interest in the company’s capital.

Serasa

On June 28, Itaú Unibanco sold 22.33% of its interest in the capital of Serasa S.A.  (Serasa), represented by 832,176 shares, to Experian Brasil Aquisições Ltda. (Experian), a Brazilian subsidiary company of Experian Solutions, Inc. The result after taxes was R$ 490 million. Itaú Unibanco continues taking part in the management of Serasa, with a 10.29% indirect interest in the company’s total capital and the right to appoint one member for the Board of Directors.

Acquisition of private banking of ABN AMRO in Miami and Montevideo

On June 8, the acquisition of the assets of international private banking of Latin American clients, served by Miami and Montevideo, from ABN Amro Bank N.V. was completed. The acquisition comprised managed assets of approximately US$ 3.0 billion, recorded in the United States, Switzerland and Luxembourg.  From the second quarter of 2007 on, these assets started being accounted for at Banco Itaú Europa. The operation consolidated Itaú Unibanco and Banco Itaú Europa as one of the leaders of private banking in Latin America.

Acquisition of BankBoston International and BankBoston Trust Company Limited

On May 31, Banco Itaú Europa and its subsidiary  Banco Itaú Europa Luxembourg completed the acquisitions of BankBoston International (BBI), with head offices in  Miami, and BankBoston Trust Company Limited (BBT), with head offices in Nassau.  The operation comprised managed financial assets of approximately US$ 3.2 billion and about 5.500 private banking clients in Latin America.  Goodwill on acquisitions totaled R$ 96 million, which were fully amortized in the consolidated financial statements of Itaú Unibanco.

BankBoston Operations

On February 1, BACEN authorized  Itaú Unibanco and Itaúsa – Investimentos Itaú S.A. (Itaúsa) to acquire the operations of BankBoston in Chile and Uruguay from Bank of America Corporation (BAC). With the official launch of Itaú in Chile and Uruguay, on March 5 and 26, respectively, all branches were converted, showing the effective beginning of Itaú Unibanco operations in both countries.

From the first quarter of 2007, the operations of BankBoston in Chile and Uruguay are consolidated in the financial statements of Itaú Unibanco. The operations of BankBoston in Brasil are already incorporated into those of Itaú Unibanco and all branches were integrated into Itaú operating system  in a program completed in June 2007.

Capital Markets – South Korea

Itaú Unibanco formed an association with Daewoo Securities and KDB Asset Management to launch a fund with investments in stocks and fixed-income securities, to provide a selection of portfolios targeted at the Korean investors who want to invest in Brazilian assets.  With this pioneer initiative, Itaú Unibanco became the first Latin American bank to operate as a fund advisor in the capital markets of South Korea.

Itaú Unibanco Holding S.A.

A Publicly Held Company

c) Unusual events or operations

In 2009, 2008 and 2007 we noted the occurrence of the following nonrecurring events net of tax effects in consolidated net income of Itaú Unibanco:

			R$ million
	ITAÚ UNIBANCO CONSOLIDATED
	01/01 to	01/01 to	01/01 to
	12/31/2009	12/31/2008	12/31/2007
Sale of investments	228	233	1,854
Visa Inc. and Visa Net	212	-	-
Allianz	16	-	-
BM&F Bovespa	-	42	314
Visa, Inc.	-	95	-
Mastercard, Inc.	-	55	-
Banco de Fomento de Angola (Investment which was held by BPI)	-	40	-
Serasa S.A.	-	-	491
Redecard S.A.	-	-	1,050
Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09	292	-	-
Itau Unibanco x CBD joint venture	(363)	-	-
Provision for contingencies – economic plans	(191)	(174)	(206)
Sale and adjustments to market value of shares of Banco Comercial Português, S.A. held BPI	-	(29)	-
Income from the sale of the former headquarters of Banco Itaubank S.A.	-	-	75
Escrow accounts and commitments related to purchased investments	-	-	(82)
Amortization of goodwill (*)	(390)	(223)	(83)
Effects of adoption of Law No. 11,638	-	(136)	-
Stock-based compensation	-	(102)	-
Lease	-	(34)	-
Effect arising from merger - ITAÚ UNIBANCO	-	5,183	-
Non-operating equity in earnings	-	18,031	-
Amortization of goodwill	-	(12,848)	-
Provision for integration expenditures - ITAÚ UNIBANCO	-	(888)	-
Equalization of criteria ITAÚ UNIBANCO	-	(1,414)	-
Non-technical provision for health insurance	-	(350)	-
Technical provisions for insurance and pension plan	-	(193)	-
Allowance for loan losses – adjustment to the minimum required by Resolution No. 2,682	-	(216)	-
Provisions for contingent liabilities and legal liabilities	-	(262)	-
Other	-	(393)	-
Additional allowance for loan losses	-	(3,089)	(264)
Other nonrecurring events	-	(30)	1
Total	(424)	(567)	1,295
(*) Basically refers to the REDECARD operation.

10.4. Directors should comment on:

a) Significant changes in accounting practices

2009

There were no changes in the Company’s accounting practices.

Itaú Unibanco Holding S.A.

A Publicly Held Company

2008
On December 28, 2007, Law No. 11,638 was enacted in order to amend and revoke the provisions of Laws No. 6,404, of December 15, 1976 and No. 7,385 of December 7, 1976 on accounting practices, preparation and disclosure of financial statements.

The main changes in accounting practices were as follows:

•
Fixed Assets started to include assets arising from operations that transfer to the company any benefits, risks and control over these assets and Deferred Charges started to include the preoperating expenses and restructuring expenses.  Accordingly, leasehold improvements and software purchase were reclassified from Deferred Charges to Fixed Assets and Intangible Assets, respectively, including for comparison purposes.

•
Periodic analysis on recovery, measurement and disclosure of losses in relation to the recoverable value of assets, as regulated by CMN Resolution No. 3,566, of May 29, 2008. No losses were found by the assessment carried out by Management at the end of each year.

•
Creation of the subgroup “Intangible assets” in Permanent Assets, in order to classify any rights whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, including acquired goodwill. Accordingly, rights for acquisition of payroll and acquisition of customer portfolio and software were reclassified from Prepaid Expenses and Deferred Charges, respectively, including for comparability purposes.

2007

There were no changes in the Company’s accounting practices.

b) Significant effects of the changes in accounting practices

The main changes in accounting practices were as follows:

•
Disclosure of the Statement of Cash Flows in lieu of the Statement of Changes in Financial Position and Statement of Added Value as integral parts of the financial statements required by the Brazilian accounting practices. ITAU UNIBANCO already voluntarily disclosed these financial statements.

•
Lease Operations: Unibanco is a lessee in lease operations. According to CVM Resolution No. 554, of November 12, 2008, it was recorded in assets and the corresponding financial liability was recognized.  Any adjustments to operation were recorded in Retained Earnings and in the Results for 2008, net of any deferred taxes.

•
Share-based payments: In compliance with CVM Resolution No. 562, of December 17, 2008, the fair value of options granted to management members started being recognized proportionally to the vesting period, as Personnel expenses, having as contra-entry the Capital Reserves account. The effects related to prior years arising from the application of the aforementioned procedure were recorded in Revenue Reserves.

c) Qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2009, 2008 and 2007.

Itaú Unibanco Holding S.A.

A Publicly Held Company

10.5. Directors should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as:  provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests.

General

Our main accounting practices are described in Note 4 to our financial statements at December 31, 2009, December 31, 2008 and December 31, 2007.  The preparation of financial statements involves certain estimates and assumptions arising from experience in our history and several other factors that we consider to be reasonable and relevant. Although we continuously review these estimates and assumptions in the ordinary course of our business, the presentation of our financial position and results of operations often require that we make judgments on issues that are inherently uncertain. The topics below describe the areas that require most of our judgment or that involve a high level of complexity in the application of accounting polices that currently affect our financial position and results of our operations.

Use of Estimates and Assumptions

The preparation of the financial statements require that we make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and  liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Estimates and assumptions are used, for example, to calculate  the allowance for loan losses, to determine the useful lives of certain assets, to determine that a certain asset or a group of assets posts loss in its recoverable value, to determine the expectation of realization of deferred tax assets, to determine the market value of certain financial instruments, to classify and calculate contingent liabilities and to determine the amount of technical provision for insurance, pension plan and capitalization. The accounting estimates made in these contexts require our preparation of estimates for issues that are highly uncertain. In each case, if we had processed other estimates or if changes in such estimates occur from one period to the other, there may be a material impact on our financial position and results of our operations. Accordingly, actual results may differ from our estimates.

Provision for allowance for loan losses

The allowance for loan losses represents our estimate for probable losses in our portfolio of loan and lease operations at the end of each reporting period. The allowance is calculated considering the rating of loan losses in nine different risk levels (from AA to H). The rating in each risk level is a judgment that considers the economic and political conditions, trends in credit quality, past experience, specific risks of the portfolio and certain global risks, as well as CMN and BACEN regulations. CMN regulations establish that minimum allowance levels for loan operations and other loan extensions, in each risk rating, which range from 0% (for loan operations which are not overdue) to 100% (for loan operations which are over 180 days overdue). Should our estimates differ from the amounts effectively received, additional provisions may be required.

Market Value of Financial Instruments

Itaú Unibanco Holding S.A.

A Publicly Held Company

We record some of our financial instruments at their market value.  The financial instruments recorded at market value in our balance sheet are basically composed of securities classified as trading securities, available-for-sale securities and other trading instruments, including derivative financial instruments.  Held-to-maturity securities are recorded at the acquisition cost amortized in our balance sheet and their corresponding market value is disclosed in the accompanying note.

Market value is defined as the amount in which a position can be sold or settled in an arm’s length transaction. We estimate these amounts using market quotations, when available. If these are not available, we use a variety of sources as quotations from brokers, pricing models, quoted prices of similar financial instruments or discounted cash flows. Determining the market value when a market quotation is not available involves judgment. Likewise, judgment should be used to estimate prices when there is no external parameter. Other factors that may affect our estimates are the use of inaccurate estimates in our models and unexpected correlations. Although we believe that our pricing methods are adequate and consistent with the other market players, the use of different methodologies and estimates to determine the market value of certain instruments may result in different market values at the closing date, which may affect the reported revenue or loss for a certain asset or liability financial instrument.

Judgment is also required to determine if the reduction in market value below the amortized cost of available-for-sale securities or held-to-maturity securities is permanent, which would require the recognition of a provision with its effects recognized in results for the period. We use certain factors to determine if a loss is permanent, such as the observed period of loss, the loss amount and the expected potential realization of the financial instrument.

Contingent Liabilities

We are party in a series of civil, labor, tax and social security lawsuits, inherent in the normal course of our operations.  We record provisions for these contingencies based mainly on the following parameters: a) for lawsuits examined individually, the opinion of our internal and external legal advisors and on the probability that financial resources will be required to settle these obligations, when the settlement amounts can be estimated with sufficient certainty, and b) for lawsuits examined collectively, according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant.

We classify the risks that such contingencies arising from the lawsuits may become effective losses for us as probable, possible or remote. We recognize provisions for these contingencies when we classify the losses related to these liabilities as probable. Although we do not recognize provisions for contingencies which risk we consider as possible or remote, we disclose the amounts of contingencies which risk is considered possible.

We measure our contingency amounts using models and criteria we believe can accurately estimate these amounts, despite the high level of uncertainty in the nature of terms and amounts of these contingencies.

Although we believe that contingencies are adequately reflected in our financial statements, their outcome may result in payment obligations in amounts higher than the total provisioned  for all contingencies, considering the inherent difficulties to estimate the exact amounts for these lawsuits.

Itaú Unibanco Holding S.A.

A Publicly Held Company

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, directors should comment on:

a) Efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The Management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining Internal Controls related to the company’s Consolidated Financial Statements.

The internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and preparation of the financial statements disclosed in accordance with the generally accepted accounting principles. The internal controls related to the financial statements include the policies and procedures that: (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company’s assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the generally accepted accounting principles in Brazil, and that the company’s receipts and payments are only being made in accordance with the authorizations of the company’s management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

The Management evaluated the effectiveness of the Internal Controls related to the company’s Consolidated Financial Statements at December 31, 2009 in accordance with the criteria defined by COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework.  The Management’s evaluation includes documentation, assessment and test of design and effectiveness of the internal controls related to the financial statements. Based on this assessment, Management concluded that the Internal Controls related to the Consolidated Financial Statements are effective at December 31, 2009.

b) Deficiencies of and recommendations for the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies or recommendations on internal controls that pose risk of failure or material effect on the financial statements. However, we shall report how Itaú Unibanco performs the monitoring of its notes and action plans.

However, it is important to emphasize the way Itaú Unibanco performs the monitoring of the notes and action plans. The deficiencies and recommendations of  (internal and external) audits are monitored on a monthly basis by the Executive Areas, through multidisciplinary committees with the attendance of Internal Audit and Operational Risks representatives.

Additionally, all this monitoring is periodically reported to the Executive Committee and the Audit Committee of the Institution.

Itaú Unibanco Holding S.A.

A Publicly Held Company

10.7. Should the issuer have made a public offering of securities, the directors should comment on:

a) How the funds arising from the offering were used

Not applicable.

b) If there were relevant differences between the effective investment of funds and investment proposals disclosed in the prospectus of said offering

Not applicable.

c) If there were differences, the reasons for such differences

Not applicable.

10.8. Directors should describe the relevant items that are non-evidenced in the issuer’s financial statements, describing:

a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

Not applicable.

II - Written off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

There are no written off portfolios of receivables for which the entity has risks and responsibilities.

III - Agreements for the future purchase and sale of products or services

Not applicable.

IV - Agreements for constructions in progress

Not applicable.

Itaú Unibanco Holding S.A.

A Publicly Held Company

V - Agreements for future receipt of financing

Not applicable.

b) Other items that are not presented in the financial statements

Not applicable.

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, directors should comment on:

a) How these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer’s financial statements

Not applicable.

b) Nature and purpose of the operation

Not applicable.

c) Nature and amount of the liabilities assumed and rights generated in favor of the issuer as a result of the operation

Not applicable.

10.10. Directors should indicate and comment on the main elements of the issuer’s business plan, describing, in particular, the following topics:

a) Investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

In 2010, Itaú Unibanco expects to open over 150 branches concurrently with the opening of new platforms of small companies and expansion in the partnerships with Lojas Americanas and Ponto Frio.

In the second half of 2009, the process of unification of Unibanco branches with Itaú platform began and should continue up to the end of 2010.

Itaú Unibanco Holding S.A.

A Publicly Held Company

b) Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the issuer’s production capacity

Not applicable.

We are always considering options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved, especially in view of the deterioration of financial markets and perspectives of the involved country.

c) New products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the issuer in research for the development of new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the issuer in the development of new products and services

Not applicable.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

All the factors that have significantly affected operating performance were commented on in the other items of this section.

Itaú Unibanco Holding S.A.

A Publicly Held Company

3. Information on Annual and Extraordinary Stockholders’ Meetings

Pursuant to article 132 of Law No.  6,404/76 (“Brazilian Corporate Law”), corporations shall hold the Annual Stockholders’ Meeting during the first four (4) months after the closing of the fiscal year. The fiscal year of Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) starts on January 1 and ends on December 31 of each year. Accordingly, the Company shall hold the Annual Stockholders’ Meeting until April 30. This year the Annual Stockholders’ Meeting will be held on April 26.

The Annual Stockholders’ Meeting shall be declared open in the first call with the attendance of Stockholders representing one forth (1/4) of voting capital, i.e., holders of common shares, and in second call, with any number of holders of common shares.

Pursuant to article 135 of Brazilian Corporate Law, amendments to the Bylaws shall be resolved in an Extraordinary Stockholders’ Meeting, which shall be declared open in first call with the attendance of Stockholders representing at least two thirds (2/3) of voting capital, and in second call with any number of Stockholders.

In order to assist the Stockholders represented by attorneys-in-fact who decide to take part in the Meetings, we present a proxy template in Attachment I.

According to CVM Instructions Nos. 165/91 and 282/98, in order to request the adoption of multiple vote in the election of members to the Board of Directors of the Company, the applicant stockholders shall represent at least 5% of voting capital.

Pursuant to article 141, paragraph 1 of Brazilian Corporate Law, the option set forth in said article regarding the adoption of multiple vote shall be exercised by the Stockholders at least forty-eight (48) hours before the Annual Stockholder’s Meeting is held, and the presiding officer of said Meeting shall inform in advance to the Stockholders, based on “Attendance Book”, the number of votes required for election of each member of the Board of Directors.

The Call Notice included in item 3 hereof shall be published on April 9, 10, and 13, 2010 in the Official Gazette (Diário Oficial) of the State of São Paulo and on 9, 10 and 11 (one issue), April 12 and 13, 2010 in the Valor Econômico newspaper, being also available on the Investor Relations website (www.itau-unibanco.com.br/ri).

The Management Report on the business and main administrative facts of the year, a copy of the financial statements, the Report of Independent Auditors and the Opinion of Fiscal Council and a copy of Summaries of the Audit Committee Reports were published in the Official Gazette (Diário Oficial) of the State of São Paulo on March 12, 2010 and in the Valor Econômico newspaper on March 12, 13 and 14, 2010.

In order to divulge the matters to be resolved in the Stockholders’ Meetings, the Company made available to Stockholders, on March 26, 2010, on the Brazilian Securities and Exchange Commission website, through the Periodic Information System (IPE), the information listed in article 9 of CVM Instruction No.  481/2009.

Itaú Unibanco Holding S.A.

A Publicly Held Company

4.	Call notice
Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly-Held Company	NIRE. 35300010230

Call notice

EXTRAORDINARY AND ANNUAL STOCKHOLDERS’ MEETINGS

The stockholders of ITAÚ UNIBANCO HOLDING S.A. are invided by the Board of Directors to attend the Extraordinary and Annual Stockholders’ Meetings that will be held on April 26, 2010, in the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor , in São Paulo (SP), for the following purposes:

I -	At the Extraordinary Stockholders’ Meeting to be held at 3:00 p.m.:

Consider the proposal from the Board of Directors, for amending and consolidating the Stock Option Plan (Plan) in order to, among other adjustments, (i) allow employees of the Company and its controlled companies to receive stock options regularly, (ii) allow the Committee that manages the Plan to set out additional rules, (iii) expand the mechanism that enables the granting of options which strike price is paid through the meeting of the obligation that the beneficiary invest in the Company’s shares; (iv) make flexible the counting of terms and increase the vesting period of options series to a maximum of 7 years, and (v) allow the granting of options with different blackout periods after the options exercise.

II -	At the Annual Stockholders’ Meeting to be held at 3:20 p.m.:

1.
Take notice of the Management Report, the Opinion of the Fiscal Council, the Report of the Independent Auditors, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the year ended December 31, 2009;

2.	Resolve the assignment of the net income for the year;
3.
Elect members to the Board of Directors and the Fiscal Council with the following annual mandate; taking into consideration the provisions of CVM Instructions Nos. 165/91 and 282/98, which determines that in order to request the adoption of multiple vote in the election of members to the Board of Directors, the applicants shall represent at least 5% of voting capital; and

4.	Resolve the amount for compensation of the members of the Board of Directors and Board of Officers, as well as for the compensation of the members of the Fiscal Council.

III -	At the Extraordinary Stockholders’ Meeting to be held at 3:40 p.m.:

Consider the proposal from the Board of Directors, for the following purposes:

1.
Amend the bylaws in order to (i) in relation to the members of the Audit Committee, require knowledge of accounting and audit only from the audit expert, setting out conditions for the establishment of a multidisciplinary Audit Committee, (ii) allow the members of the Audit Committee who are also members of the Board of Directors to opt for the compensation of

Itaú Unibanco Holding S.A.

A Publicly Held Company

one of the positions, (iii) standardize the term “financial statements”, and (iv) expressly allow that the Company be represented by two attorneys in fact ; and
2.	Consolidate the bylaws, with the amendments mentioned in the items above.

The documents to be considered at the meetings are available to stockholders on the Company’s investor relations website (www.itau-unibanco.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders can also request a copy of such documents through the e-mail relacoes.investidores@itau-unibanco.com.br.

In order to exercise their rights, Stockholders shall attend the stockholders’ meetings with their carrying their identification cards.

Stockholders may be represented at the stockholders’ meetings by proxy, according to the provisions of Article 126 of Law 6,404/76, provided that the proxy attend them carrying her/his identification card, and the following documents confirming the validity of the proxy (for documents prepared abroad, the respective consularized and notarized translation):

a) Legal entities – notarized copy of the bylaws of the legal entity it represents, evidence of the election of management members and the respective notarized proxy with notarized signature.

b) Individuals – the corresponding proxy with notarized signature.

In order to facilitate the works at the stockholders’ meetings, the Company suggests that the Stockholders represented by attorneys-in-fact send a copy of the above listed documents at least 48 hours prior to the meeting.
By mail or courier to the following address:

Itaú Unibanco
Superintendência de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Parque Jabaquara
Torre Conceição, Piso Metrô
São Paulo (SP)
CEP 04344-902

or by fax (55 11) 5019-8103, or email to relacoes.investidores@itau-unibanco.com.br.

São Paulo, April 8, 2010.
BOARD OF DIRECTORS
PEDRO MOREIRA SALLES
Chairman
ALFREDO EGYDIO SETUBAL Investor Relations Officer

Itaú Unibanco Holding S.A.

A Publicly Held Company

5.	Extraordinary Stockholders’ Meeting to be held at 3:00 p.m. – matters to be resolved

a.	Amendment and consolidation of the wording of the Stock Option Plan.

The Company implemented in 1995 the Stock Option Plan (Plan) with the objective of integrating the executives into the process of the institution´s development in the medium and long-terms, offering them the opportunity to take part in the appreciation that their work and dedication brings to the stocks of the Company.

The Company expects to amend the Plan in order to adjust it to the new reality of Itaú Unibanco and its subsidiaries. In compliance with CVM Instruction No. 481/2009, the purposes of such changes are detailed below.

1.	Copy of the proposed plan

The project to amend the Plan (comparison between the current and the proposed Plan) is in Attachment II.

2.	Main characteristics of the proposed plan

a.	Potential beneficiaries

According to the provisions of the current Plan, the Company may grant stock options to its officers and members of Board of Directors, and on extraordinary basis to the management members of its controlled companies or to eligible employees of the Company and its controlled companies.

The proposed amendments have the intention of including the employees of the Company and the employees and management members of its controlled companies as beneficiaries of the Plan (“Beneficiaries”). With this change, the target of the Plan is expected to increase, especially considering that employees with managerial function or equivalent or employees whose activities impact on risk exposure may receive a portion of their compensation in stock options.

b.	Maximum number of options to be granted

There is no proposal for change that affects this item.

The Plan sets out that the total number of options to be granted in each year shall not exceed the limit of 0.5% of total shares of the Company that the majority and minority stockholders hold at the base date of the year-end balance sheet, taking into consideration that in the event that in a certain year the number of granted options is inferior to the limit of 0.5% of total shares, the difference may be added in any of each seven subsequent years.

In addition, the committee appointed by the Board of Directors of the Company, which is responsible for defining operational rules and procedures related to the Plan (“Committee”), shall establish the total number of options to be granted in relation to each year, being able to segment the total lot in series and define the characteristics of each serie.

c.	Maximum number of shares of the plan

There is no proposal for change that affects this item.

Itaú Unibanco Holding S.A.

A Publicly Held Company

The Plan sets out that the number of options to be granted is subject to the limits imposed by the Plan (see item “b” above). In addition, the shares purchased by Beneficiaries through the exercise of options may be subject to restrictions related to their sale (holding period).

d.	Conditions for purchase

There is no proposal for change that affects this item.

The Plan sets out that shares are purchased within the exercise period, as long as the vesting period is terminated (see subitem “f” of this section), upon the payment of the strike price (see subitens “e” and “g” of this section). In addition, options are cancelled in certain situations, even prior to the the vesting period be ended (see subitem “f” of this section), such as termination of relationship (statutory or employment) between the Beneficiary and the Company or its controlled companies.

e.	Criteria for setting the strike price

As in the current situation, the strike price will be set by the Committee when the option is granted and may be based on certain parameters.

In case of bonus options, the proposed amendments intend to allow that a portion or the total net amount of bonus of Beneficiaries can be invested in shares of the Company. Such mechanism (i) aligns the interests of Beneficiaries in the periods of “high” and “low” of the market, ensuring that Beneficiaries effectively invest the amount received as bonus; and (ii) ensures that a lower amount of bonus shares is granted in comparizon with simple options that would be granted to produce the same financial effect for the Beneficiary, thus decreasing the number of shares effectively granted by the Company, and, consequently, the dilution of the stockholders.

f.	Criteria for defining the exercise period

The vesting period of each series of the current Plan is defined by the Committee at the time of issuance, which can vary between AE +1 year and AE + 5 years, taking into consideration that AE is the calendar year of the issuance, so that the vesting period always ends on the last day of the last calendar year of this period.

The proposal for amendment of the Plan sets out the extension of the maximum vesting period, which will be seven years, in order to increase the total period of the program. In addition, a proposal on vesting period will be put forward for counting it from the option granting date, so that it does not necessarily end on the last business day of the calendar year of the established period. With this proposal, the Company aims at simplifying the mechanism for granting stock options.

The events of termination of vesting period remains the same of the current plan, which are as follows:

(i)       death of the owner of the options;
(ii)      termination of relationship between the management member and the Company or its controlled companies because she/he was not reelected or between employee and the Company or its controlled companies after completing 55 (fifty five) years of age; or
(iii)      officer that is not reelected to his/her position , but is elected or reelected to the Board of Directors of the Company and/or controlled companies, regarding options already granted but not yet exercised.

Itaú Unibanco Holding S.A.

A Publicly Held Company

As already set out in the current Plan, the stock options can only be exercised after the vesting period and not during the blackout periods established by the Committee.

g.	Type of option settlement

There is no proposal for change that affects this item. There are two types of strike price settlement:

In case of simple options: at the time that an option is exercised, the Beneficiary must pay to the Issuer the exercise price, in cash, within three business days; and

In case of bonus options: confirmation of the performance of positive covenants mentioned in item “e”.

h.	Criteria and events that, when verified, will cause the suspension, change or termination of the plan

Currently, the Committee may suspend the exercise of options to organize subscription works. One of the amendments proposed in this document aims at establishing the suspension of the Plan under justifiable circumstances, such as large market instability or legal regulatory restrictions.

In addition, the Plan may only be amended or terminated upon proposal from the Committee, after approval at the Stockholders’ Meeting.

3.	Justification of the proposed plan

a.	Main objectives of the plan

The Plan has the main objective of attracting, motivating and integrating the executives and employees in the process of developing the institution in the medium and long-terms, offering them the opportunity to take part in the appreciation that their work and dedication bring to the stocks of the Company.

b.	How the plan contributes to these objectives

Taking into consideration that a portion of the variable compensation of Beneficiaries is through stock options, the Beneficiaries are encouraged to contribute to the good performance of the Company. With this, the institution attains the objective mentioned in the item above and the Beneficiaries take part in the appreciation of shares comprising the capital of the Company.

As already mentioned, the proposed amendments have the intention of including the employees of the Company and the employees and management members of the controlled companies as beneficiaries of the Plan (“Beneficiaries”).

c.	How the plan becomes part of the Company’s compensation policy

The Plan is in compliance with the principles of the Company’s compensation policy, taking into consideration that (i) a portion of the variable compensation of its Beneficiaries is through the stock option; (ii) is an instrument for giving incentive to individual development and commitment; and (iii) is a instrument for retaining Beneficiaries (the benefit from the exercise of options is in the long term).

Itaú Unibanco Holding S.A.

A Publicly Held Company

d.	How the plan is aligned with short-, medium- and long-term interests of beneficiaries and the Company

The Plan is aligned with the interests of the Company and of its Beneficiaries, since (i) it stimulates high level executives and key-employees to remain in the Company; (ii) it stimulates the individual performance and commitment of Beneficiaries through the results of the institution; and (iii) provides the opportunity to Beneficiaries to become stockholders of the Company, under the terms and conditions established in the Plan.

4.	Estimates of Company expenses arising from the plan, according to the accounting rules in this regard

The Company estimates that the grants performed during the fiscal year 2010 shall represent an expense, in 2010, of R$ 68 million at most. Should there be no amendments in the provisions of the plan, such expense would not exceed R$ 20 million.

6.	Annual Stockholders’ Meeting to be held at 3:20 p.m. – matters to be resolved

Annual Stockholders’ Meeting – matters to be resolved

   a.   Balance Sheets, other Financial Statements and accompanying Explanatory Notes to the Financial Statements, related to the fiscal year ended December 31, 2009.

The complete financial statements of the Company and controlled companies were audited by independent auditors who issued audit reports without qualification.

The Audit Committee analyzed the procedures involved in the preparation of individual and consolidated trial balances and balance sheets, the explanatory notes to the financial statements and financial reports published together with the consolidated financial statements, as well as it consulted PricewaterhouseCoopers and the Company’s executives in this regard. It also assessed the relevant accounting practices used by Itaú Unibanco Conglomerate in the preparation of its financial statements, concluding that they are aligned with generally accepted accounting principles, the Brazilian corporate Law and the requirements of the National Monetary Council, the Brazilian Securities and Exchange Commission, the Central Bank of Brazil, the National Council of Private Insurance and the Superintendence of Private Insurance, recommending to the Board of Directors the approval of the audited financial statements of the Company.

The Fiscal Council verified the accuracy of all items examined, and understood that they adequately reflect the capital structure, financial position and the activities of the Company conducted during the period.

On February 8, 2010, after analyzing and discussing the financial statements for 2009 and the management’s discussion and analysis report, as well as the respective opinions of PricewaterhouseCoopers Auditores Independentes, the Board of Officers resolved, in compliance with the provisions of items V and VI of article 25 of CVM Instruction No. 480/09, (i) declare that they reviewed, discussed and agree with the opinions expressed in the reports issued by PricewaterhouseCoopers Auditores Independentes and (ii) declare that they reviewed, discussed and agree with the financial statements and the management’s discussion and analysis report for the year ended December 31, 2009.

Itaú Unibanco Holding S.A.

A Publicly Held Company

After analyzing the appropriate documentation, the Board of Directors concluded that all examined documents were accurate, unanimously approving them on February 8, 2010.

All of the mentioned documents, together with the Report of Independent Auditors, the Opinion of the Fiscal Council and the Summary of the Audit Committee Report, were sent to the regulatory bodies and posted on the Investor Relations website (www.itau-unibanco.com.br/ri) on February 9, 2010, and also published in the Official Gazette (Diário Oficial) of the State of São Paulo and the newspaper Valor Econômico on March 12, 2010.

b.	Assingment of Net Income for 2009.

We propose that the net income for the year reported in the financial statements at December 31, 2009, in the amount of R$ 7,706,906,786.53, added to R$ 1,642,069,000.00 related to the realization of realizable profit reserve set up on December 31, 2008, is allocated as follows: (a) R$ 385,345,339.33 to the Legal Reserve; (b) R$ 4,986,193,632.73 to statutory reserve, of which R$ 1,325,360,862.84 to the Reserve for Dividend Equalization, R$ 1,464,333,107.76 to the Reserve for Working Capital and R$ 2,196,499,622.13 to the Reserve for Capital Increase in Investees; and (c) R$ 3,977,436,814.47 to the payment of dividends and interest on stockholders’equity, included in the mandatory dividend amount, pursuant to Article 9, of Law No. 9,249/95.

We inform that all presented information, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding S.A.

We also point out that the amounts mentioned in item (c) have already been declared by the Board of Directors and paid to stockholders.

We made monthly dividend payment, based on the stockholding position on the last day of the prior month, on the first business day of the subsequent month, as well as additional payments (semi-annually), for which the Board of Directors defines the base date for the stockholding position and payment date. Regarding the semi-annual payments, management verifies the existing earnings, defines the amount of mandatory dividends that should be distributed, calculates the monthly amount already declared, and, finally, estimates the balance payable of mandatory minimum dividend. Such amount is declared as “complementary” dividend in addition to those dividends paid monthly. By resolution of the Board of Directors, interest on stockholders’ equity can be paid, being understood that such interest on stockholders’ equity (paid or provided for) composes the amount of mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, see the following Items, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction No. 481/09.

1.	Net income for the year

R$ 7,706,906,786.53. In addition to earnings for the year, there was the realization of R$ 1,642,069,000.00 related to realizable profit reserve set up on December 31, 2008.

2.	Total and per share dividend amount, including dividend advances and interest on capital already declared

The total amount distributed as dividend advances and interest on capital was R$ 3,977,436,814.47 (gross), of which R$ 3,472,459,427.52 is net of taxes. Such amount

Itaú Unibanco Holding S.A.

A Publicly Held Company

corresponds to the percentage of net income indicated in item 3, paid as advance on mandatory minimum dividend. Therefore, a proposal will be submitted to the Stockholders’ Meeting for ratification of declarations and distributions already made, and no new declaration will be proposed.

Net amount per share: R$ 0.7917.

3.	Percentage of distributed net income for the year

The net amount distributed as dividends and interest on capital corresponds to 45.1% of net income for the year and 47.4% of adjusted net income for the amount allocated to legal reserve.

4.	Total and per share distributed dividend based on the net income for prior years

None

5.
a.	Gross amount of dividend and interest on capital, separately, per share type and class, deducted of advance dividends and interest on capital already declared

No proposal will be submitted to the stockholders’ meeting for declaration of dividends or interest on capital additional to those already declared.

b.	Payment method and term of dividend and interest on capital, deducted of advance dividends and interest on capital already declared

As mentioned in subitem “a” of this item, the mandatory dividend for 2009 has already been entirely declared by the Board of Directors and paid to stockholders. The payment dates are mentioned in item 6 of this document. Stockholders may receive the amounts payable to them as follows:

•	Stockholders that hold American Depositary Shares (ADS):

The payment will be made directly to the depository bank abroad (Bank of New York Mellon) which will be responsible for transferring them to stockholders.

•	Stockholders who hold current accounts with Unibanco or Itaú, registered:

The payment will be made through direct credit to the respective current accounts.

•	Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account:

The payment will be made through wire transfer (DOC or TED), according to the respective amounts.

•	Stockholders which shares are deposited in fiduciary custodies of BM&FBOVESPA.

The payment will be made directly to BM&FBOVESPA, which will be responsible for transferring them to stockholders, through the depositor Brokerage Firms.

•	Stockholders who hold bearer shares not yet converted to the book-entry system:

The payment will be made after the delivery of the respective certificates for mandatory conversion.

No proposal will be submitted to the stockholders’ meeting for declaration of dividends or interest on capital additional to those already declared. For dates of payments already made, see table in item 6 of this document.

Itaú Unibanco Holding S.A.

A Publicly Held Company

c.	Eventual update and interest on dividends and interest on capital

None.

d.	Date of declaration of dividend and interest on capital payment considered for identification of stockholders who will be entitled to them

See subitem “a” of this item.

6.	Amount of dividends and interest on capital already declared and date of respective payments

Base	Type of	Stockholding	Date of	Amount per Share
Period	Payment	Position	Payment	Gross		Net
2009	IOC	02/19/10	03/01/10	$	R 0.3844	$	R 0.32674
December	IOC	12/30/09	03/01/10	$	R 0.1776	$	R 0.15096
December	Dividend	11/30/09	01/04/10	$	R 0.012	$	R 0.012
November	Dividend	10/30/09	12/01/09	$	R 0.012	$	R 0.012
October	Dividend	09/30/09	11/03/09	$	R 0.012	$	R 0.012
September	Dividend	08/31/09	10/01/09 R$		$0.012 R		0.012
August	IOC	08/21/09	08/31/09	$	R 0.20	$	R 0.17
August	Dividend	07/31/09	09/01/09	$	R 0.012	$	R 0.012
July	Dividend	06/30/09	08/03/09	$	R 0.012	$	R 0.012
June	Dividend	05/29/09	07/01/09	$	R 0.012	$	R 0.012
May	Dividend	04/30/09	06/01/09	$	R 0.012	$	R 0.012
April	Dividend	03/31/09	05/04/09	$	R 0.012	$	R 0.012
March (*)	Dividend	02/27/09	04/01/09	$	R 0.012	$	R 0.012
February (*)	Dividend	01/30/09	03/02/09	$	R 0.012	$	R 0.012
January (*)	Dividend	12/31/08	02/02/09	$	R 0.012	$	R 0.012
(*) As mentioned on the press release of March 19 2009, the date of payment of such dividends to the shareholders of
Unibanco and Unibanco Holdings was set for April 8, 2009. See the press release.
                *IOC: Interest on Capital

7.	Provide a comparative table indicating the following per share amounts by type and class:

a.	Net income for the year and the prior 3 (three) years

			R$
	2009	2008	2007
Net income	7,706,906,786.53	20,217,096,583.32	7,865,776,304.73
Net income per share	1.71	6.40	3.28
Net income per share – adjusted by the effect of bonuses	1.71	5.82	2.38

For calculating the net income per share, the net income is divided by the number of shares outstanding at the closing date of the year.

Itaú Unibanco Holding S.A.

A Publicly Held Company

b.	Dividend and interest on capital distributed in the prior 3 (three) years
			R$
	2009	2008	2007
Common Shares	0.7917	0.7954	0.7719
Non-voting Shares	0.7917	0.7954	0.7719

For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding at the closing date of the year.

8.	Allocation of earnings to the legal reserve

a.	Amount allocated to the legal reserve

R$ 385,345,339.33.

b.	Detail the calculation method of the legal reserve

Pursuant to article 193 of Law No. 6,404/76, as amended, and article 12.1 of our Bylaws, five per cent (5%) were allocated for setting up the Legal Reserve, which shall not exceed twenty per cent (20%) of total capital.

9.	Preferred shares entitled to fixed or minimum dividends

a.	Calculation method of fixed or minimum dividends

Annual minimum dividend of R$ 0.022 per share, adjusted in case of split or reverse split of shares.

b.	Sufficiency of earnings for the year for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of fixed or minimum dividends.

c.	Accumulation of possible unpaid portion

Minimum dividend is not cumulative.

d.	Total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established to our preferred shares would be R$ 49,237,351.61.

e.	Fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.
10.	Mandatory dividend

a.	Calculation method stipulated in the bylaws

Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five per cent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of article 202 of Law

Itaú Unibanco Holding S.A.

A Publicly Held Company

No. 6,404/76 and in compliance with items II and III of the same legal provision.

b.	Payment

The mandatory dividend was fully paid, pursuant to item 6 above.

c.	Possibly retained amount

No amount was retained.

11.	Retention of mandatory dividend due to the financial condition of the company

No mandatory dividend was retained.

12.	Allocation of earnings for reserve for contingencies

No allocation of earnings to reserve for contingencies was made.

13.	Allocation of earnings to realizable profit reserve

No allocation of earnings to realizable profit reserve was made.

14.	Amount allocated to statutory reserves

a.	Statutory clauses that set forth the reserve

According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Reserve for Dividend Equalization; II – Reserve for Working Capital; III - Reserve for Capital Increase in Investees.

The Reserve for Dividend Equalization will be limited to 40% of the value of the capital stock and its purpose will be the payment of dividends, including interest on capital, or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from: a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76; b) equivalent to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to 100% of the restated amounts for previous fiscal years, recorded as retained earnings; d) originating from the credits corresponding to interim dividend payments.

Reserve for Working Capital will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to a maximum of 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

Reserve for Capital Increase in Investees will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to up to 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law 6,404/76.

From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

Itaú Unibanco Holding S.A.

A Publicly Held Company

b.	Amount allocated to the statutory reserves

R$ 1,325,360,862.84 to the Reserve for Dividend Equalization, R$ 1,464,333,107.76 to the Reserve for Working Capital and R$ 2,196,499,662.13 to the Reserve for Capital Increase in Investees.

c.	Calculation method of the amount allocated to the reserve

The calculation method follows the guidelines of the Bylaws, allocating up to 50% of net income to  the reserve for dividend equalization, up to 20% to the reserve for working capital and up to 50% to the reserve for capital increase in investees.

15.	Retention of earnings stipulated in capital budget

No retention of earnings was made.

16.	Allocation of earnings to the reserve for tax incentives

      No allocation of earnings to the reserve for tax incentives was made.

c.	Election of members to the Board of Directors.

According to the Company’s Bylaws, the Board of Directors shall be composed of a minimum of ten (10) and a maximum of fourteen (14) members, elected at Stockholders’ Meeting, and one (1) Chairman and from one (1) to three (3) Vice-Chairmen chosen by the members among themselves. The mandate of each member is one year, reelection being permitted.

According to CVM Instruction Nos. 165/91 and 282/98, the request of the adoption of multiple voting for election of members to the Board of Directors of the
Company, the applicant Stockholders shall represent at least 5% of voting capital.

Proposal for the reelection of the current thirteen members: messrs. Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal, Alcides Lopes Tapias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto,  Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino.

Pursuant to article 10 of CVM Instruction No. 481/09 and items 12.6 to 12.10 of the Reference Form of the CVM Instruction No. 480/09, further details on such members may be found in Attachment III to this report.

The full content of the Internal Charter of the Board of Directors is posted on the Investor Relations website (www.itau-unibanco.com.br/ri), in the section Corporate Governance >> Rules and Policies.

d.	Election of members to the Fiscal Council.

According to the Company’s Bylaws, a Fiscal Council shall work on a non-permanent basis, comprise 3 (three) to 5 (five) effective members and an equal number of alternates. The election of members to Fiscal Council, the installation and work of such body shall meet the provisions of Articles 161 to 165 of the Brazilian corporate Law.

Itaú Unibanco Holding S.A.

A Publicly Held Company

In view of the provisions of CVM Instruction No. 324/00, that establishes a reduced amount, based on capital stock, of minimum percentages of stockholding interest required for requesting the installation of a Fiscal Council of a publicly-held company, set out in Article 161, paragraph 2 of the Brazilian corporate Law, the Fiscal Council, when its work is on a non-permanent basis, can be installed at the Stockholders’ Meeting at the requesto f Stockholders representing at least two percent (2%) of the shares with voting rights, or one percent (1%) of shares without voting rights.

The proposal for installation of the Fiscal Council is on a non-permanent basis and with the reelection of the members indicated below to such Council:

Effective members:	Respective alternates:
➢ Iran Siqueira Lima	➢ José Marcos Konder Comparato
➢ Alberto Sozin Furuguem	➢ João Costa

The effective and respective alternate members, indicated above, have the supporting documents to meet the conditions on eligibility provided for Article 162 of the Brazilian Corporate Law and CMN Resolution No. 3,041/02, and shall present them at the Stockholders’ Meeting of the Company.

It is incumbent upon the preferred stockholders to appoint other member, as well as her/his respective alternate.

The full content of the Rules of the Fiscal Council is posted on the Investor Relations website (www.itau-unibanco.com.br/ri), in the section Corporate Governance >> Rules and Policies.

In compliance with Article 10 of CVM Instruction No. 481/09, the information on the appointed candidates or supported by the management of controlling stockholders are presented in Attachment III.

e.	Definition of the budget for compensation of the members of the Board of Officers and Board of Directors, and the compensation of the members of the Fiscal Council

For 2010, the proposal at the Stockholders’ Meeting is for the approval of the aggregate amount of R$ 10,000,000.00 (ten million reais) to the members of the Board of Directors and R$ 105,000,000.00 (one hundred and five million reais) to members of the Board of Officers. The Board of Directors shall assign these amounts among the members of such bodies, according to the compensation policy of the Issuer.

Regarding the members of the Fiscal Council, the proposal at the Stockholders’ Meeting is for the approval of the monthly individual compensation of R$ 12, Thousand  to effective members and R$ 5 Thousand to deputy members.

In compliance with the CVM Instruction No. 480/2009 (item 13 Reference Form), please find below details about the management compensation regarding the years 2009 and 2010.

13.	MANAGEMENT COMPENSATION

13.1 Describe the policy or practice for the compensation of the board of directors, statutory and non- board of statutory officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

In 2009, in view of the merger between Itaú and Unibanco Conglomerates in November 2008, studies for the unification of the compensation policies adopted by both organizations were conducted, with the purpose of taking advantage of the best practices adopted to that time. The information below reflects such studies, although they may be more detailed in 2010.

Itaú Unibanco Holding S.A.

A Publicly Held Company

It is important to emphasize that the Issuer does not have non-statutory directors.

a. Objectives of the compensation policy or practice

The objective of the Issuer’s compensation policy is to attract, reward, retain and stimulate the management in the conduction of the Issuer’s business, enabling the Issuer to achieve sustainable results. The Issuer thus believes that said policy strengthens and creates better conditions for the development of the company, as well as for its management and employees, always in line with the stockholders’ interests.

At the time the Issuers’ compensation policy is established, values aligned with those adopted by the market and with the Company’s strategy, as well as the effective risk management over the time are taken in consideration. The governance structure of compensation comprises clear and transparent processes.

In order to achieve the objectives mentioned above, the Issuer created a body named Personnel Committee, subordinated to the Board of Directors, which main responsibilities are: (i) to propose the compensation principles and models of the Issuer, guiding and inspiring the behavior in the organization; (ii) to propose the total compensation limits for management and other employees of the Issuer; (iii) to propose a compensation package for the Chief Executive Officer to be approved by the Board of Directors ; (iv) to evaluate and approve compensation packages, proposed by the Chief Executive Officer, Executive Vice-Presidents and Executive Directors of the Issuer, including fixed and variable fees, benefits and long-term incentives (v) to approve the granting of stock options of the Issuer (making institutional decisions within the scope of stock option plans sponsored by the Issuer); and (vi) to ensure that the Board of Directors is informed on any material fact related to compensation in all salary levels of the companies which are part of Itaú Unibanco Conglomerate.

In addition to the Personnel Committee, the Appointments and Corporate Governance Committee was established, which also reports to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics related to the Board of Directors. Accordingly, the Appointments and Governance Committee is responsible for the process for assessing the performance of the Board of Directors, and it should (i) recommend processes for assessment of the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer; and (ii) to provide methodological and procedural support to the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.  It is also incumbent upon said Committee to propose the division, among the members of the Board of Directors, of the aggregate fixed compensation established by the Annual Stockholders Meeting.

Regarding the benefit policy, noteworthy are the benefits focused on health (health and dental care plan) and private pension plan.

b. Compensation composition, indicating:

i. Description of the compensation elements and the objectives of each one of them

Board of Directors

The annual compensation of the members of the Board of Directors of the Issuer is composed of (i) monthly fixed fees; (ii) long-term variable compensation (stock option plan); and (iii) benefit plan. The maximum compensation amounts are defined at the Annual Stockholders’ Meeting and based on the limits imposed by the Stock Option Plan, taking into consideration that the division of the amounts among the members is carried out according to the proposal of the Appointments and Corporate Governance Committee, subject to the approval of the Board of Directors.

Itaú Unibanco Holding S.A.

A Publicly Held Company

The Issuer favors the long-term variable compensation, which corresponds to a significant portion of the total compensation paid to the members of the Board of Directors. In this sense, the stock option plan, in addition to attracting, motivating and integrating the management in the process of developing the institution in the medium and long-terms, offers them the opportunity to take part in the appreciation that their work and dedication brought to the stocks of the Issuer. Additionally, said plan aligns the interests of the management with those of the Issuer’s stockholders, as the same risks and earnings provided by the appreciation of its stocks are shared.

In the event the member of the Board of Directors of the issuer is also part of the Board of Officers of the Issuer or of its controlled companies, her/his compensation will be subject to the policy of the area in which she/he is a director.

Board of Officers

The annual compensation of the members of the Board of Officers is composed of (i) monthly fixed fees; (ii) short-term variable compensation (bonus, on an annual basis); and (iii) long-term variable compensation (stock option plan); and (iv) benefit plan. The maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of Law No. 6,404/76 and by the Stock Option Plan.

The Issuer favors the short and long-term variable compensation, which correspond to the biggest portion of total compensation paid to the members of the Board of Officers. The periodicity of bonus is annual (with a semi-annual advance) and its purpose is the reward the contribution of each director for the result achieved by the Issuer in a certain year.

The main purpose of the stock option plan of the Issuer is to attract, motivate and integrate the executives and employees in the process of developing the institution in the medium and long-terms, offering them the opportunity to take part in the appreciation that their work and dedication brought to the stocks of the Issuer. Additionally, said plan aligns the interests of the management with those of the Issuer’s stockholders, as the same risks and earnings provided by the appreciation of its stocks are shared.

Fiscal Council

The total annual compensation of the members of the Fiscal Council is established at the annual stockholders’ meeting, subject to the approval of the Board of Directors. Pursuant to the legislation, such compensation cannot be lower, for each acting member, to 10% of the fixed compensation assigned to each director (i.e., not including benefits, representation allowances and bonus assigned to directors). Thus, the members of the Fiscal Council receive only a monthly fixed compensation and they are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee of the Issuer is composed of (i) monthly fixed fees; and (ii) benefit plan.

For the members of the Audit Committee who are also part of the Board of Directors of the Issuer, the compensation policy of the Board of Directors is applied.

Committees

The members of the other statutory or non-statutory committees of the Issuer are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to said committees.

Itaú Unibanco Holding S.A.

A Publicly Held Company

ii. The proportion of each element in total compensation

For the Board of Directors of the Issuer, the fixed, long-term variable compensation and benefits in 2009 corresponded to 48%, 50% and 2%, respectively, of total compensation.

For the Board of Officers of the Issuer, the fixed, short and long-term variable compensation and benefits in 2009 corresponded to 8%, 60%, 28% and 4% respectively, of total compensation.

For the Audit Committee of the Issuer, the fixed compensation and benefits in 2009 corresponded to 97% and 3%, respectively, of total compensation.

Regarding the Fiscal Council, the fixed compensation of its members corresponds to 100% of total compensation.

It should be noted that the elements of total compensation varies according to the difference of behavior of each portion of compensation: On the one hand, the stability of fixed compensation and benefits, and on the other hand, the variable compensation which is influenced by the individual performance, Issuer’s result and appreciation of shares.

iii. Calculation and adjustment methodology for each of the compensation elements

Monthly fixed fees

Monthly fixed fees are agreed with management and are based on internal equality, providing mobility of management across the several businesses of the Issuer.

Short-term variable compensation (annual bonus)

Short-term variable compensation (annual bonus) takes into consideration the influence of two factors on the target annual compensation: (a) the Issuer’s results of operations; and (b) management member performance.

Long-term variable compensation (stock option plan of the Issuer)

Long-term variable compensation (stock option plan of the Issuer) takes into consideration the duty performed by the management member and, for officers, the amount received as short-term variable compensation.

Benefit plan

Benefit plan is compatible with the market practices, taking into consideration that the main benefits are health care and private pension plans.

iv. Reasons that justify the elements of compensation

The Issuer favors variable compensation in short and long terms, which correspond to the largest portion of the total compensation paid to management. Such practice aims at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion that their performance benefits the Issuer and its stockholders.

Itaú Unibanco Holding S.A.

A Publicly Held Company

c. Main performance indicators that are taken into consideration in determining each compensation element

The short and long term variable compensation (bonus and stock option plan of the Issuer) represents a significant portion of total compensation received by management and is greatly impacted by performance indicators. The first performance indicator to be taken into consideration when setting the amount of such portions is the Issuer’s earnings. Then, for officers, the individual performance is assessed taking into consideration financial, process, client satisfaction and people management indicators, in addition to indicators for cross-goals in relation to the other areas of the Issuer.

Monthly fixed fees and benefit plan represent the smallest portion of total compensation received by management and are not impacted by performance indicators.

d. How the compensation is structured to reflect the evolution of performance indicators

As mentioned above, a significant portion of the total compensation of management is provided through variable compensation, which is considerably impacted by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

e. How the compensation policy or practice is aligned with the company’s short-, medium- and long-term interests

As mentioned in item “c” above, the Issuer favors variable compensation in the short and long terms, which correspond to a significant portion of the total compensation paid to management. Such practice aims at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion that their performance benefits the Issuer and its stockholders.

Taking into consideration that the compensation of management is impacted by the results of the Issuer, including the risks that it takes, we believe that the compensation policy causes the management interests to be aligned with those of the Company.

f. Existence of compensation supported by direct or indirect subsidiaries or parent companies:

The compensation of many members of the Board of Directors and Board of Officers is provided by controlled companies (see subitem 13.15), taking into consideration that the amounts indicated in item 13 already include the compensation paid by the Issuer and its subsidiaries, controlled or controlling companies.

g. Existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the issuer’s stockholding control

Currently, there is not – neither is provided for in the Issuer’s compensation policy - any compensation or benefit tied to the occurrence of a certain corporate event, such as the disposal of the issuer’s stockholding control.

13.2 With respect to the compensation of the board of directors, board of statutory officers, and fiscal council recognized in the income or loss for the past year and to that determined for the current year, please prepare a table containing:

          In 2009, at annual stockholders’ meeting, the aggregate compensation to be paid to the members of the Board of Directors was approved in the amount of R$ 20 million, whereas the compensation to be paid to members of the Board of Officers was approved in the amount of R$ 80 million. Regarding the Fiscal

Itaú Unibanco Holding S.A.

A Publicly Held Company

Council, the monthly individual compensation of R$ 12 thousand was approved to the effective members and R$ 5 thousand to deputy members. Of these amounts, the following were spent:

2009	R$, except if otherwise indicated
a body	Board of Directors	Board of Officers	Fiscal Council	Total
b number of members (people)	9.17	16.00	5.50	30.67
c compensation segregated into:
i annual fixed compensation, segregated into:
. salary or management fees	3,525,475	9,325,712	587,000	13,438,187
. direct and indirect benefits	163,455	5,005,836	N/A	5,169,291
. compensation for participating in committees	N/A	N/A	N/A	N/A
. other	N/A	N/A	N/A	N/A
ii variable compensation, segregated into:
. bonuses	N/A	N/A	N/A	N/A
. bonuses (participagao nos resultados)	N/A	Following table	N/A	Following table
. compensation for attending meetings	N/A	N/A	N/A	N/A
. commissions	N/A	N/A	N/A	N/A
. other	N/A	20,674,025	N/A	20,674,025
iii post-employment benefits:	N/A	N/A	N/A	N/A
iv benefits arising from the termination of mandate	N/A	559,670	N/A	559,670
v stock-based compensation	Following table	Following table	N/A	Following table
d amount, per body, of the compensation of the board of directors, Board of officers and fiscal council	3,688,930	35,565,244	587,000

e amount of compensation of the board of directors, board of officers and fiscal council				39,841,174

Note:
1.
There are five members that comprise the Board of Directors of the Issuer who are also members of its Board of Officers or of its controlled companies. In view of the executive duties performed by such members, their compensation is defined according to the provisions of the compensation policy adopted for officers. Accordingly, the amounts referring to the compensation of such members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. This note is also applicable to items 13.3, 13.5, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

2.
The number of members of each body corresponds to the annual average number of members of each body, according to the guideline set out in the Circular Letter/CVM/SEP/No. 03/2010. This note is also applicable to item 13.3.

          According to paragraph 1, of article 152 of Law No. 6,404/76, in 2009 the following bonus was allocated to the members of the Board of Directors and Board of Officers:

		R$, except if otherwise indicated
2009	Board of Directors	Board of Officers	Fiscal Council	Total
a body
c compensation segregated into:
ii variable compensation, segregated into:
. bonus	N/A	55,419,281	N/A	55,419,281

          Finally, under the terms of the Stock Option Plan of the Issuer, find below the stock-based compensation, recognized by the Issuer in 2009, of the members of the Board of Directors and Board of Officers of the Issuer,:

Itaú Unibanco Holding S.A.

A Publicly Held Company

			R$, except if otherwise indicated
a body	Board of Directors	Board of Officers	Fiscal Council	Total
c compensation segregated into:
v share-based payment	3,652,531	35,791,670	N/A	39,444,200

Note:

The calculation of the stock-based compensation was made in compliance with the accounting standards which address this matter - CPC 10. In the consolidated financial statements of the Issuer, this compensation is reported in Note 17 – Related Parties, item “b” Compensation of the Management’s Key Personnel.

           For 2010, the proposal at the Stockholders’ Meeting is for the approval of the aggregate amount of R$ 10,000,000.00 (ten million reais) to the members of the Board of Directors and R$ 105,000,000.00 (one hundred and five million reais) to members of the Board of Officers. The Board of Directors shall assign these amounts among the members of such bodies, according to the compensation policy of the Issuer, estimating that the amount shall be paid at the proportions described in the table below. It should be noted that the proposed aggregate amounts include possible charges to be supported by the Issuer arising from the compensation to be paid, which are not included in the table below.

Regarding the members of the Fiscal Council, the proposal at the Stockholders’ Meeting is for the approval of the monthly individual compensation of R$ 12, Thousand  to effective members and R$ 5 Thousand to deputy members.

		R$, except if otherwise indicated
a body	Board of Directors	Board of Officers	Fiscal Council	Total
b number of members (people)	8.00	17.00	6.00	31.00
c compensation segregated into:
i annual fixed compensation, segregated into:
. salary or management fees	7,780,000	14,800,000	663,000	23,243,000
. direct and indirect benefits	470,000	10,500,000	N/A	10,970,000
. compensation for participating in committees	N/A	N/A	N/A	N/A
. other	N/A	N/A	N/A	N/A
ii variable compensation, segregated into:
. bonuses	N/A	N/A	N/A	N/A
. profit sharing	N/A	see below	N/A	see below
. compensation for participating in meetings	N/A	N/A	N/A	N/A
. commissions	N/A	N/A	N/A	N/A
. other	N/A	62,350,000	N/A	62,350,000
iii post post-employment benefits:	N/A	N/A	N/A	N/A
iv benefits arising from the termination of mandate	N/A	N/A	N/A	N/A
v stock-based compensation	see below	see below	N/A	see below
d amount, per body, of the compensation of the board of directors, statutory officers and fiscal council	8,250,000	87,650,000	663,000
e amount of compensation of the board of directors, statutory officers and fiscal council				96,563,000

In addition to the compensation established at the stockholders’ meeting, the member of the Board of Directors and the Board of Officers shall receive (i) bonuses of the Company, which,  under the provisions of paragraph 1, Article 152, of Law No. 6,404/76, is limited to the annual compensation of management or 10% of the Company’s profits, whichever is lower; and (ii) stock-based compensation, under the provision of the Stock Option Plan of the Issuer. It should be noted that the total number of options to be granted in any given year shall not exceed the limit of 0.5% of total shares of the Issuer that the majority and minority stockholders hold at the base date of the year-end balance sheet, taking into consideration that in the event that in a certain year the number of granted options is below the limit of 0.5%

Itaú Unibanco Holding S.A.

A Publicly Held Company

of total shares, the amount short of this percentage may be added when options are granted in any of the seven (7) subsequent years.

13.3 With respect to the variable compensation of the board of directors, board of statutory officers, and fiscal council for the last year and to that determined for the current year, please prepare a table containing

2009				R$, except if otherwise indicated
a	body		Board of Directors	Board of Officers	Fiscal Council	Total
b	number of member (people)		9.17	16.00	5.50	30.67
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the	N/A	N/A	N/A	N/A
	iii	targets established be achieved amount effectively recognized in income or loss for last	N/A	N/A	N/A	N/A
	iv	year	N/A	N/A	N/A	N/A
d	with respect to bonuses (participagdo nos lucros):
	i	minimum amount provided for in the compensation plan	N/A	52,047,799	N/A	52,047,799
	ii	maximum amount provided for in the compensation plan amount provided for in the compensation plan should the	N/A	109,278,725	N/A	109,278,725
	iii	targets established be achieved amount effectively recognized in income or loss for last	N/A	80,966,086	N/A	80,966,086
	iv	year	N/A	79,093,306	N/A	76,093,306

In relation to the bonus (participação nos lucros) for 2010, see further clarification in item 13.2.

13.4 With respect to the plan on stock-based compensation for the board of directors and board of statutory officers in effect in the last year and determined for the current year, please describe:

a) General terms and conditions

We have been one of the first Brazilian companies to compensate executives with stock options, a practice that we have been adopting since 1995. The current Stock Option Plan of the Issuer (“Plan”) was approved at the Extraordinary Stockholders’ Meeting held on November 1, 2002, being extended to the entire Itaú Unibanco Conglomerate, including the companies controlled by the Issuer.

According to the Plan’s provisions, the Issuer may grant stock options to its directors and members of Board of Directors, and on extraordinary basis to the management of the controlled companies (“management”) or to eligible employees and controlled companies (“employees”) (“management and employees, collectively, “beneficiaries”). The rules and operational procedures of the Plan are established by a committee appointed by the Board of Directors of the Issuer (“Committee”).

It should be noted that the Itaú and Unibanco conglomerates had programs for share-based payment before the merger on November 28, 2008. At the Extraordinary Stockholders’ Meeting held on April 24, 2009, the mechanism for granting bonus options (see item “I” below), which already existed in the Stock Option Plan of Unibanco (“Unibanco Plan”) was included in the Issuer’s Plan. The mechanism for granting simple options in its turn remained unchanged.

Itaú Unibanco Holding S.A.

A Publicly Held Company

Taking into consideration it is no longer possible to grant options under Unibanco Plan, all information disclosed on this item 13.4 refers only to the Plan provisions. However, it should be noted that, in relation to the options granted under Unibanco Plan, the provisions set out therein are applicable. Moreover, we point out that in the above-mentioned meeting it was approved the assumption of the rights and obligations of the Unibanco Plan by the Issuer. For such reason, the information disclosed in items 13.6, 13.7 and 13.8 refers to the total amount of options granted, including those originally granted under Unibanco Plan.

At the Extraordinary Stockholders’ Meeting of the Issuer that will be held on April 26, 2010 (“Meeting”), small amendments to the Plan will be decided, as detailed in the items below. The Plan is available on CVM and Issuer’s websites (www.itau-unibanco.com).

b) Main objectives of the plan

The Plan’s main objective is to attract, motivate and integrate the executives and employees in the process of developing the institution in the medium and long-terms, offering them the opportunity to take part in the appreciation that their work and dedication bring to the stocks of the Issuer.

c) How the plan contributes to these objectives

Taking into consideration that a portion of the variable compensation of Beneficiaries is through stock options, the Beneficiaries are encouraged to contribute to the good performance of the Issuer. With this, the institution attains the objective defined in item “b” of this item, and Beneficiaries take part in the appreciation of shares comprising the capital of the Issuer.

One of the changes to the Plan that will be decided on the Meeting allows the employees of the Issuer and of the controlled companies  to be included in the beneficiaries of the Plan. We point out that currently the employees of the Issuer and its controlled companies could only be benefited in extraordinary cases. Therefore, the target of the Plan is expected to increase, especially considering that employees with managerial function or equivalent or employees whose activities impact  on risk exposure may receive a portion of their compensation in stock options.

d) How the plan becomes part of the issuer’s compensation policy

The Plan is in compliance with the principles of the Issuer’s compensation policy, taking into consideration that (i) a portion of the variable compensation of its Beneficiaries is through the stock option; (ii) it is an instrument that stimulates individual development and commitment; and (iii) it is an instrument for retaining Beneficiaries (the benefit from the exercise of options is in the long term).

e) How the plan is aligned with short-, medium- and long-term interests of management and the issuer

The Plan is aligned with the interests of the Company and of its Management, since (i) it stimulates high level executives to remain in the Company; (ii) it stimulates the individual performance and commitment of Beneficiaries through the results of the institution; and (iii) provides the opportunity to Beneficiaries to become stockholders of the Issuer, under the terms and conditions established in the Plan

f) Maximum number of shares

The number of options to be granted is subject to the limits imposed by the Plan (see item “g” above). In addition, the shares purchased by Beneficiaries through the exercise of options may be subject to restrictions related to their sale (holding period).

Itaú Unibanco Holding S.A.

A Publicly Held Company

g) Maximum number of options to be granted

The total number of options to be granted in each year shall not exceed the limit of zero point five per cent (0.5%) of total shares of the Issuer that the majority and minority stockholders hold at the base date of the year-end balance sheet, taking into consideration that in the event that in a certain year the number of granted options is inferior to the limit of zero point five per cent (0.5%) of total shares, the diference may be added in any of each  seven (7) subsequent years.

In addition, the Committee shall establish the total number of options to be granted in relation to each year, being able to segment the total lot in series and define the characteristics of each series.

h) Conditions for the purchase of shares

The shares are purchased within the exercise period, as long as the vesting period is terminated (see subitem “j” below), upon the payment of the strike price (see subitem “i” below). In addition, options are cancelled in certain situations, even prior to the vesting period be ended (see subitem “n” below), such as termination of relationship (statutory or employment) between the Beneficiary and the Issuer or its controlled companies.

i) Criteria for setting purchase or strike price

The strike price shall be set by the Committee when the option is granted and may be based in one of the following parameters:

In case of simple options: to set the strike price of options, the Committee shall consider the average price of preferred shares of the Issuer at the trading sessions of BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) in the minimum period of one month and maximum of three months prior to the issuance date of the options, at the discretion of the Committee, and a positive or negative adjustment of up to 20%. The prices so established shall be adjusted up to the month prior to the option exercise by the IGP-M, or in its absence, by the index stipulated by the Committee, and they shall be paid in a term equal to that in effect for settlement of the transactions at BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros.

In case of bonus options: for those Beneficiaries who had, at the Committee’s discretion and upon the use of performance and leadership assessment tools, outstanding performance and potential, the Committee may offer options which strike price is paid through the performance of a positive covenant, supported by the beneficiary’s obligation to invest, in the Issuer’s shares, 20% of the net bonus received in relation to prior year, and keep the ownership of these shares unchanged and without any type of liens from the option granting date until the option exercise date.

Also in the case of bonus options, amendments to the Plan will be proposed to be decided on the Meeting. Such amendments will allow that a portion or the full net amount of bonus of Beneficiaries may be invested. Thus the Issuer’s objectives that the Beneficiaries contribute to the better performance of the Company are more attainable while they participate in the appreciation of the shares comprising the capital of the Issuer.

j) Criteria for defining the exercise period

The options can only be exercised after the vesting period, other than the blackout periods established by the Committee.

The vesting period of each series shall be defined by the Committee at the time of granting, which can vary between YI +1 year and YI + 5 years, taking into consideration that YI is the calendar year of the

Itaú Unibanco Holding S.A.

A Publicly Held Company

granting, so that the vesting period always ends on the last day of the last calendar year of this period. The vesting period shall be terminated in the following events:

(i)	Death of the owner of options;

(ii)	Leave of Management Member because she/he was not reelected or, in the case of employees that leave the Company, after the age of 55 (fifty five) years; and

(iii)
Management Member not reinstated to the position of officer, but elected or reelected to the Board of Directors of the Issuer and/or controlled companies, regarding options already granted but not yet exercised.

One of the amendments to the Plan that is proposed to be decided on the Stockholders’ Meeting is the extension of the maximum vesting period, which will be seven years, in order to also extent the total period of the program. In addition, a proposal on vesting period will be put forward for counting it from the option granting date, so that it does not necessarily end on the last business day of the calendar year of the established period. With this proposal, the Company aims at simplifying the mechanism for granting stock options.

k) Type of option settlement

There are two types of option exercise price settlement:

In the case of simple options: at the time that an option is exercised, the Beneficiary must pay to the Issuer the exercise price, in cash, within three business days; and

In the case of bonus options: confirmation of the performance of positive covenants mentioned in subitem “e” of this item.

l) Restriction on the transfer of shares

After the exercise of options, the owner of shares can freely dispose of half of the shares she/he receives upon the exercise of options, the other half not being available for the period of two (2) years counted from the option exercise date. Such unavailability shall not be applied in case of receipt of shares upon exercise of option in the last six-months of the effective period and in the events mentioned in subitem “n” of this item.

In the Meeting the proposal for making the above rule more flexible will be put forward, establishing that the shares received by the Beneficiaries may be subject to additional restrictions, as may be resolved by the Committee. Thus the percentage of shares that shall remain unavailable, as well as the period of such unavailability may be defined by the Committee in view of the program applicable to each Beneficiary.

m) Criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

The Committee may suspend the exercise of options to organize subscription works. In addition, the Plan may only be amended or terminated upon proposal from the Committee, after approval at the Stockholders’ Meeting.

Itaú Unibanco Holding S.A.

A Publicly Held Company

One of the amendments proposed to this document aims at establishing the suspension of the Plan under justifiable circumstances, such as large market fluctuation or legal regulatory restrictions.

n) Effects of the management member’s leave from the issuer’s bodies on their rights provided for in the plan on stock-based compensation

The options of Management that resign or are dismissed from the Issuer and/or its controlled companies shall have their effective and vesting periods terminated.

In case the Management Member leaves because she/he was not reelected, the options owned by the beneficiary (i) can be exercised until the end of the effective period which was established by the Committee or until the end of a three (3) year period, counted from the non-reelection date, whichever expires first, and (ii) will have their vesting periods terminated. In addition, the unavailability of half of shares, as established in the Plan, will not be applied in relation to the shares subscribed by such Management Member and the shares encumbered with unavailability will be released.

In the event of death of the option owner or before the Management member leaves, the successors may exercise them until the end of the effective period which was established by the Committee or until the end of the three (3) year period, counted from the death certificate date, whichever expires first, the vesting period of options being terminated. In addition, the unavailability of half of shares, as established in the Plan, will not be applied in relation to the shares received by such Management Member successors and the shares encumbered with unavailability will be released.

Finally, in the event the death occurs after the Management Member not reelected leaves, her/his successors may exercise the options during the remaining effective period of the beneficiary.

The Stockholder’s Meeting to be held on April 26 will decide on the proposed amendment to the Plan in order to allow the Committee to in exceptional situations and observed the criteria established in the internal regulations, determine the non extinction of the bonus options in the event set forth in the first paragraph above. The Committee may only use this faculty if the beneficiaries of the options and the company reach an understanding, by agreement, regarding the conditions of the his leave with, at least, six (6) months in advance.

13.5. Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the board of directors, the board of statutory officers, or fiscal council, grouped per body at the end of the previous year

		Board of Directors			Board of Officers			Fiscal Council
	Companies	Stocks			Stocks			Stocks
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	1,088,544	3,188,379	4,276,923	8,534,570	9,902,283	18,436,853	33,687		847,204
	Companhia E.Johnston de Participag6es	800	1,600	2,400	-	-	-	-	-	-
Controlling Companies	Companhia ESA	197,722,938	-	197.722.938	129,660,962	-	129,660,962	-	-	-
	Itausa - Investimentos Itau S.A.	197,724,178	116,466,941	314,191,119	129.660.962	440,111,088	169,772,050	-	150,000	150,000
	IUPAR - Itau Unibanco Participag6es S.A.	3	-	3	1	-	1	-	-	-
Note: Stocks held directly.

Itaú Unibanco Holding S.A.

A Publicly Held Company

Itaú Unibanco Holding S.A.

A Publicly Held Company

13.6.
With respect to the stock-based compensation to the board of directors and board of officers recognized in the income or loss for the last 3 fiscal years and to that determined for the current year, prepare a table containing:

2009
a	body		Board of Directors
b	number of members (average)		8
		year of the option granting	2003	2005	2007	2008	2009
c	with respect to each granting of stock options:
	i	grant date	9/2/2003	2/1/2005	3/21/2007	5/14/2008	8/10/2009
	ii	number of options granted	133,851	506,008	227,703	75,901	874,167
	iii	term for the options to be exercised	1/3 per year after 3 years	1/3 per year after 3 years	1/3 per year after 3 years	1/3 per year after 3 years	1/3:01/01/11, 1/3: 01/01/12 and 1/3:
	iv	maximum term for the exercise of the options	12 months	12 months	12 months	12 months	12/31/2014
	v	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%
	vi	weighed average strike price of each of the following share groups:
		● outstanding at the beginning of the year	R$ 7.77	R$ 14.83	R$ 31.32	R$ 38.92	R$ 27.27 (1)
		● lost during the year	-	-	-	-	-
		● exercised during the year	R$ 7.77	R$ 15.12	-	-	-
		● expired during the year	-	R$ 14.90	-	-	-
d	fair value of the options on the grant date		R$ 3.89	R$ 6.37	R$ 6.86	R$ 7.23	R$ 11.35
e	potential dilution in the case of exercise of all options granted		0.002%	0.011%	0.005%	0.002%	0.019%
(1) Weighted average exercise price on the grant date, since the options were granted after the beginning of fiscal year.

Continued
a	body		Board of Officers
b	number of members (average)		18
	year of the option granting		2004		2005		2006		2007		2008			2009
c	with respect to each granting of stock options:
	i	grant date	2/16/2004	4/12/2004	2/1/2005	2/21/2005	2/21/2006	7/4/2006	2/14/2007	9/3/2007	2/11/2008	3/3/2008	9/3/2008	3/3/2009	3/6/2009
	ii	number of options granted	3,843,124	506,008	297,279	3,511,750	4,182,750	158,127	3,803,525	149,697	3,660,799	181,993	96,797	6,200,040	338,949
	iii	term for the options to be exercised	12/31/2008	1/3 per year after 3 years	1/3 per year after 3 years	12/31/2009	12/31/2009	1/3 per year after 3 years	12/31/2011	50% after 3 years and 50% after 5 years	12/31/2012	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	12/31/2013	50% after 3 years and 50% after 5 years
	iv	maximum term for the exercise of the options	12/31/2011	12 months	12 months	12/31/2012	12/31/2012	12 months	12/31/2014	-	12/31/2015	-	-	12/31/2016	-
	v	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	without restriction	2 years for 50%	without restriction	without restriction	2 years for 50%	without restriction
	vi	weighed average strike price of each of the following share groups:
		● outstanding at the beginning of the year	$R $11.52	R$ 10.99	R$ 14.83	R$ 16.47	R$ 24.51	R$ 24.82	R$ 31.21	(1)	R$ 35.98	(1)	(1)	R$ 23.45	(1)
		● lost during the year
		● exercised during the year	$12.71	R$ 10.99	R$ 15.15	R$ 16.23	R$ 24.11	-	R$ 30.61	-	R$ 28.93	-	-	-	-
		● expired during the year	-	R$ 10.99	R$ 15.24	-	-	-	-	-	-	-	-	-	-
d	fair value of the options on the grant date		R$ 4.20	R$ 6.79	R$ 7.09	R$ 6.20	R$ 10.27	R$ 7.28	R$ 8.70	R$ 22.22	R$ 5.69	R$ 21.94	R$ 22.43	R$ 4.25	R$ 21.84
e	potential dilution in the case of exercise of all options granted		.095%		0.083%		0.095%		0.086%		0.086%			0.143%
Note:
1.	(1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).

3.	Granting of stock options presented above are those that gave rise to expenses recognized in the last fiscal year.

4.
As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or of members of the Board of Directors who, in the past, were part of the Board of Officers.

5.
The number of members of each body (item "b") corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

In relation to the stock-based compensation, see the clarification in item 13.2.

Itaú Unibanco Holding S.A.

A Publicly Held Company

13.7.	With respect to the outstanding options of the board of directors and board of officers at the end of the previous year, please prepare a table containing:

2009
a	body		Board of Directors
b	number of members		8
		option granting year	2005	2007	2008	2009
c	with respect to the options that cannot yet be exercised
	i	number	105,417	227,703	75,901	874,167
	ii	date on which they can be exercised	1/2/2010	1/3: 03/21/10, 1/3: 03/21/11 and 1/3: 03/21/12	1/3: 05/14/11, 1/3: 05/14/12 and 1/3: 05/14/13	1/3: 01/01/11, 1/3: 01/01/12 and 1/3: 01/01/13
	iii	maximum term for the exercise of the options	12 months	12 months	12 months	12/31/2014
	iv	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%
	v	weighted average exercise price	R$ 15.47	R$ 32.67	R$ 32.63	R$ 27.43
	vi	fair value of the options on the last day of the year	R$ 11.04	R$ 6.86	R$ 7.23	R$ 11.35
d	with respect to the options that can be exercised
	i	number	-	-	-
	ii	maximum term for the exercise of the options	-	-	-
	iii	term of restriction for the transfer of shares	-	-	-
	iv	weighed average exercise price	-	-	-
	v	fair value of the options on the last day of the year	-	-	-
	vi	fair value of total options on the last day of the year	-	-	-

2009
a body			Board of Officers
b number of members			18
option granting year			2004	2005		2006	2007			2008			2009
c	with respect to the options that cannot yet be exercised
	i	number	-	48,489	2,961,750	3,495,250	105,417	106,057	3,184,775	136,559	39,302	3,079,036	205,368	6,200,040
	ii	date on which they can be exercised	-	2/1/2010	1/1/2010	1/1/2011	50%: 07/04/10 and 50%: 07/04/11	50%: 09/03/10 and 50%: 09/03/12	1/1/2012	50%: 03/03/11 and 50%: 03/03/13	50%: 09/03/11 and 50%: 09/03/13	1/1/2013	50%: 03/06/12 and 50%: 03/06/14	1/1/2014
	iii	maximum term for the exercise of the options	-	2/1/2011	12/31/2012	12/31/2013	12 months	-	31/12/2014	-	-	12/31/2015	-	12/31/2016
	iv	term of restriction for the transfer of shares	-	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%
	v	weighed average strike price	-	R$ 15.47	R$ 16.21	R$ 24.12	R$ 25.89	(1)	R$ 30.72	(1)	(1)	R$ 35.41	(1)	R$ 23.16
	vi	fair value of the options on the last day of the year	-	R$ 11.04	R$ 6.20	R$ 10.27	R$ 8.25	R$ 21.79	R$ 8.70	R$ 21.50	R$ 21.20	R$ 5.69	R$ 20.91	R$ 4.25
d	with respect to the options that can be exercised
	i	number	353,068	-	-	-	52,710	-	618,750	-	-	581,763
	ii	maximum term for the exercise of the options	12/31/2011	-	-	-	7/3/2010	-	5/5/2011	-	-	5/5/2011	-	-
	iii	term of restriction for the transfer of shares	2 years for 50%	-	-	-	2 years for 50%	-	without restriction	-	-	without restriction	-	-
	iv	weighed average strike price	R$ 11.52	-	-	-	R$ 25.89	-	R$ 30.61	-	-	R$ 35.41	-	-
	v	fair value of the options on the last day of the year	R$ 4.20	-	-	-	R$ 5.34	-	R$ 8.70	-	-	R$ 5.69	-	-
	vi	fair value of total options on the last day of the year	R$ 1,481,955	-	-	-	R$ 281,253	-	R$ 5,384,245	-	-	R$ 3,308,642	-	-

Note:

1.	(1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by events occurred over the period (reverse split, stock dividend, conversion of Unibanco shares into Itaú Unibanco etc.).

3.
As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009.  Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or board members that in the last year took part of the Board of Officers.

4.
The number of members of each body (item "b") corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

Itaú Unibanco Holding S.A.

A Publicly Held Company

13.8 With respect to the options exercised and shares delivered relating to the stock-based compensation to the board of directors and board of statutory officers for last year, prepare a table containing:

2009
	Board of Directors										Statutory Officers
a. body
b. number of members		2												9
option granting year		2003		2005		2002		2003		2004		2005		2006		2007		2008		2009
c with respect to the options exercised, please inform:
i number of shares		37,950		231,920		1,485,000		2,158,500		3,104,544		735,665		687,500		43,640		102,929		133,581
ii weighed average strike price	R$	7.77	R$	15.12	R$	11.36	$	R 7.66	R$	11.53	R$	15.52	R$	24.15		(1)		(1)		(1)
iii total amount of the difference between the strike price and the market value of shares related to the options exercised	R$	838,316	R$	3,276,685	R$	23,590,710	R$	44,816,793	R$	55,025,223	R$	9,077,265	R$	7,893,502	R$	1,231,441	R$	2,904,469	R$	3,769,413
d with respect to the shares delivered, please
i number of shares		N/A		N/A		N/A	N/A			N/A	N/A			N/A		N/A		N/A		N/A
ii weighed average purchase price		N/A		N/A		N/A	N/A			N/A	N/A			N/A		N/A		N/A		N/A
iii total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A

Note:
1.	(1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.
2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).
3.
As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009.  Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility).

4.
The number of members of each body (item “b”) corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guidelines of the Circular Letter/CVM/SEP/No. 03/2010.

13.9. Brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, such as an explanation of the pricing model for share and option value, indicating, at least:

a) Pricing model

Binomial pricing model: presupposes that there are two possible paths in the performance of asset prices – upward and downward. Then a tree with price history is designed in order to determine the share value on a future date, based on the volatility defined and time interval between the tree steps from pricing to maturity.

The pricing process of this model is carried out adopting the Backward Induction method, from the knots of the maturity to the starting point.

b) Data and assumptions used in the pricing model, including the weighed average price of shares, exercise price, volatility expected, term of the option, dividends expected and risk-free interest rate

•	Price of the underlying asset: The share price of Itaú Unibanco Holding (ITUB4) used for calculation is the closing price at BOVESPA on the calculation base date;

•	Exercise price: as exercise price of the option, the exercise price previously agreed-upon at the option issue is adopted, adjusted by the IGP-M variation;

•
Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by Bovespa, adjusted by the IGP-M variation;

•	Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus Interest on Capital of the ITUB4 share;

Itaú Unibanco Holding S.A.

A Publicly Held Company

•	Risk-Free Interest Rate: the applied risk-free rate is the IGP-M coupon at the expiration date of the option plan;

•	Option term: the term of the option is set at the time of the granting; and

•	Option vesting period: the vesting period of the option is set at the time of the granting.

c) Method used and assumptions made to absorb the expected early exercise effects

The stock option plan of the Issuer provides for a vesting period for each granted series, from the time the option is granted to the end of the vesting period, which is a period when the exercise of options is not allowed. The vesting period is set at the time when the series of options is granted.  From the end of the vesting period, the option can be exercised at any time until the end of the agreement. The option pricing using the binomial tree took into consideration the vesting period for the exercise of options.

d) Method to determine expected volatility

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, adjusted by the IGP-M variation.

e) If any other characteristic of the options was included in its fair value measurement

The historical series is adjusted by splits, stock dividends and reverse splits.

13.10 With respect to the pension plans in effect granted to the members of the board of directors and board of statutory officers, please supply the following information in a table format:

a	body	Board of Directors			Board of Statutory Officers
b	number of members		2			17
c	plan’s name	PAC	Futuro Inteligente	PGBL	PAC	Futuro Inteligente	PGBL
d	number of management members that have the conditions necessary for retirement	-	1	N/A	3	-	-
e	conditions for early retirement	55 years of age	50 years of age	N/A	55 years of age	50 years of age	End of relationship with the Issuer
f	restated amounts of contributions accumulated in the pension plan by the end of last year, excluded the portion related to contributions made directly by management members	As it refers to a defined benefit plan, it does not have an individual balance per participant.	R$ 984,294	N/A	As it refers to a defined benefit plan, it does not have an individual balance per participant.	R$ 1,219,764	R$ 18,099,414
g	total accumulated amount of the contributions made in the previous year, excluded the portion related to contributions made directly by management members	R$ 919	R$ 63,637	N/A	R$ 9,438	R$ 104,129	R$ 4,420,160
h	whether there is the possibility of early redemption and what the conditions are	No	No	N/A	No	No	No

Note:

1.
At present, the Supplementary Retirement Plan (PAC) does not require additional contribution, because the private pension entity of the Issuer, Fundação Itaubanco, already set up last year the total benefit reserve that will be granted to its beneficiaries.

2.	The number of members of each body (item “b”) corresponds to the number of the management members who are active participants of pension plans.

Itaú Unibanco Holding S.A.

A Publicly Held Company

13.11 In a table, please indicate, for the past three years, with respect the board of directors, board of statutory officers, and fiscal council:

Item not disclosed based on the injunction granted by the Judge of the 5th Federal Court of Rio de Janeiro, in the proceeding law-suit No. 2010.51.01.002888-5.

13.12 Describe contractual arrangements, insurance policies, instruments or other mechanisms for compensating or indemnifying management in the event of removal from position or retirement, indicating the financial consequences to the issuer

The Issuer does not have any contractual arrangements, insurance policies, other or mechanisms for compensating or indemnifying management in the event of removal from position or retirement.

13.13 With respect to last year, indicate the percentage of total compensation of each body recognized in the issuer’s financial statement related to members of the board of directors, the board of statutory officers or fiscal council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2009
Body	Board of Directors	Statutory Officers	Fiscal Council
Related parties	59%	34%	0%

13.14 With respect to the past year, please indicate the amounts recognized in the issuer’s financial statement as compensation to the members of the board of directors, board of statutory officers or fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided

None.

13.15 With respect to last year, please indicate the amounts recognized in the financial statement of the issuer’s direct or indirect parent companies, companies under common control and controlled companies as compensation to the members of the issuer’s board of directors, board of statutory officers or fiscal council, grouped by body, specifying the reason such amounts were paid to these people

2009		R$
Body		Board of Directors	Statutory Officers	Fiscal Council	Total
Compensation provided by subsidiaries		1,163,879	115,566,095	-	116,729,974
a	fixed compensation (including benefits)	399,276	11,693,064	-	12,092,340
b	variable compensation	-	71,847,380	-	71,847,380
c	benefits arising from the termination of mandate	-	559,670	-	559,670
d	stock-based compensation	764,603	31,465,981	-	32,230,584
Notes:
(1)
The compensation provided by subsidiaries is recognized by the Issuer. The main controlled companies that provided the compensation were Itaú Unibanco SA, Unibanco - União de Bancos Brasileiros S.A. and Banco Itaú BBA S.A. All shares of these companies are 100% held by the Issuer.

(2)
As already mentioned in subitem 13.1, “f”, the compensation of many members of the Board of Directors and Board of Officers is provided by controlled companies. The amounts indicated in item 13.15 already include the total compensation provided by the Issuer and its controlled companies.

Itaú Unibanco Holding S.A.

A Publicly Held Company

13.16. Supply other information that the issuer may deem relevant.

The Issuer holds significant interest in other publicly-held companies. Information on possible share-based payment established by such companies can be found in their respective reference forms.

7.	Extraordinary Stockholders’ Meeting to be held at 3:40 p.m. – matters to be resolved

a.          Amend the Bylaws in order to improve its wording.

The proposed amendments to the Bylaws aims at broadening its scope and clarity. The copy of the Bylaws containing the proposed amendments highlighted is in Attachment IV. According to the provisions of Article 11 of CVM Instruction No.. 481/09, the report containing the details on origin and justification of each of the proposed amendments, as well as their legal and economic effects is presented below.

1.
Amendment to the wording of item 7.1., excluding the provision requiring that all members of the Audit Committee shall be necessarily members of the Board of Directors or experts in accounting and audit.

Origin and justification of proposed amendments: the Company has an Audit Committee, governed by the rules issued by the National Monetary Council (CMN Resolution No. 3,198/04 and further amendments - “CMN Resolution 3,198/04”). Such rules set out that at least one member of the audit committee shall be considered a financial expert. Our current Bylaws establish that all members of the Audit Committee shall be necessarily members of the Board of Directors or experts in accounting and audit. By making the rule set out in the Bylaws more flexible, making it similar to the requirement of the National Monetary Council, the Company allows the participation in the Audit Committee of professionals of different expertises, who can contribute with such knowledge to the continuous improvement of the body operations.

Legal and economic effects of proposed amendments: The legal effect of the proposed amendment shall be the possibility of having people with other knowledge other than accounting and audit, taking part of the Audit Committee. There are no quantifiable economic effects of this proposal.

2.
Inclusion in item 7.3.1. of the possibility set out in Article 13, paragraph 2, of CMN Resolution No. 3,198/04 of members of the audit committee who are also members of the Board of Directors to opt for receiving their compensation related to the membership of the Board of Directors.

Origin and justification of proposed amendments: Amendment to include in the wording of the Bylaws the possibility introduced by Article  13, paragraph 2, of CMN Resolution No. 3,198/04, according to which “in case the member of the audit committee of the institution is also a member of the board of directors of the institution or its related companies, in case the institutions mentioned in item I of heading, or its board of officers, in case the institution mentioned in item II of heading, the option for the compensation related to one of the positions is given”.

Legal and economic effects of proposed amendments: The legal effect of the proposed inclusion is to include the possibility already provided in CMN Resolution 3,198/04. There is no economic effect of this proposal.

3.	Amendment of item 7.2. and Article 12 in order to standardize the term “financial statements”.

Origin and justification of proposed amendments: The amendments have the purpose of standardizing the reference to the expression “financial statements” adopted in the Bylaws.

Itaú Unibanco Holding S.A.

A Publicly Held Company

Legal and economic effects of proposed amendments: There is no legal or economic effects of this proposal.

4.	Inclusion of item 9.2. in order to clarify the Bylaws the possibility that the Company is represented by two attorneys-in-fact.

Origin and justification of proposed amendments: the inclusion of provision to make clear about the possibility of the Company to be represented by two attorneys-in-fact aims at eliminating any doubt about this possibility.

Legal and economic effects of proposed amendments: The confer of proxies has always been performed under the management acts heading. Such inclusion has the only purpose of clarifying a possibility that the Company already had. Thefore, there is no legal or economic effects of this proposal.

In case the matters presented in this document are approved, it shall be necessary to renumber the affected provisions of the Bylaws and amendment of possible cross-references, as the case may be, taking into consideration the above proposals.

Itaú Unibanco Holding S.A.

A Publicly Held Company

Attachment I

PROXY TEMPLATE

By this proxy, [STOCKHOLDER], [QUALIFICATION], (“Principal”), appoints Mr.  [ATTORNEY], [NATIONALITY], [MARITAL STATUS], [PROFESSION], Brazilian ID RG No.  XXX and Individual Taxpayer’s Registry CPF No. XXX, domiciled at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual and Extraordinary Stockholders’ Meetings of the Company, which will be held on April 26, 2010, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, casting her/his vote in conformity with the following voting guidance.

The attorney-in-fact shall have powers restricted to attending the Meetings and casting vote in conformity with the voting guidance below, and she/he shall have the right or the obligation to take any other action not required for the strict compliance with the voting guidance below. The attorney-in-fact is hereby authorized to refrain from any resolution or issue for which she/he has not received sufficiently specific voting guidance.

This proxy is effective for (xxx) X days counted as from this date.

[City,]  April __,  2010.

_______________________________
[STOCKHOLDER]
(Notarized signature)

VOTING GUIDANCE

Extraordinary Stockholders’ Meeting at 3 p.m.

1 – to amend and consolidate the Stock Option Plan, in order to  (i) allow employees of the Company and its controlled companies receive stock options regularly, (ii) allow the Committee that manages the Plan to set out additional rules, (iii)  expand the mechanism that enables the granting of stock options which strike price should be paid through the meeting of the obligation that the beneficiary invest in the Company’s shares; (iv) make flexible the counting of terms and (v) allow the granting of options with different blackout periods after the options exercise.
For	Against	Abstention
☐	☐	☐

2 – to consolidate the Stock Option Plan, with the aforementioned changes.

For	Against	Abstention
☐	☐	☐

Itaú Unibanco Holding S.A.

A Publicly Held Company

Annual Stockholders’ Meeting at 3:20 p.m.

1 – take notice of the Management Report, the Opinion of the Fiscal Council, the Report of the Independent Auditors, and the Summary of the Audit Committee Report, resolve on  the Financial Statements for the year ended December 31, 2009;
For	Against	Abstention
☐	☐	☐

2 – resolve the assignment of net income for the year:
For	Against	Abstention
☐	☐	☐

3 -  elect members of the Board of Directors:
For	Against	Abstention
☐	☐	☐

3 -  elect the members of the Fiscal Council:
For	Against	Abstention
☐	☐	☐

5 – to resolve on the amount allocated to the compensation of the members of the Board of Directors and Board of Officers, as well as on the compensation of the members of the Fiscal Council
For	Against	Abstention
☐	☐	☐

Extraordinary Stockholders’ Meeting at 3:40 p.m.

1 – amend the Bylaws in order to:
(i) regarding the members to the audit committee  (a) require that only the financial expert has knowledge about accounting and audit, thus enabling the multidisciplinary characteristic of the audit committee, and (b) allow the members of the audit committee that are also members of the board of directors to opt for the compensation of one of the positions.

For	Against	Abstention
☐	☐	☐

(ii) to standardize the term “Financial Statements”

For	Against	Abstention
☐		☐

(iii) expressly allow the representation of the Company by two attorneys in fact

For	Against	Abstention
☐	☐	☐

Itaú Unibanco Holding S.A.

A Publicly Held Company

2 – to consolidate the Stock Option Plan, with the aforementioned changes
For	Against	Abstention
☐	☐	☐

Itaú Unibanco Holding S.A.

A Publicly Held Company

Attachement II

PROPOSAL  FOR AMENDMENT OF THE STOCK OPTION PLAN

Actual	Proposal
1. PLAN’S OBJECTIVE AND GUIDELINES
Itaú Unibanco Banco Múltiplo S.A. (“ITAÚ UNIBANCO”) institutes a Stock Option Plan (PLAN) for the purpose of integrating officers and members of the Board of Directors (“MEMBERS OF MANAGEMENT” or “MEMBER OF MANAGEMENT”, as the case may be); into ITAÚ UNIBANCO’s medium and long-term development, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares comprising the capital of the Company.

1. PLAN’S OBJECTIVE AND GUIDELINES
Itaú Unibanco Holding S.A. (“ITAÚ UNIBANCO”) institutes a Stock Option Plan (PLAN) for the purpose of integrating officers and members of the Board of Directors of ITAÚ UNIBANCO and its controlled companies (“MEMBERS OF MANAGEMENT” or “MEMBER OF MANAGEMENT”, as the case may be); and highly qualified employees or with high potential or ability to perform (“EMPLOYEES” or “EMPLOYEE”, as the case may be) into ITAÚ UNIBANCO’s medium and long-term development, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares comprising the capital of the Company.

1.1. The stock options will provide their respective holders with the right to subscribe preferred shares of ITAÚ UNIBANCO’s authorized capital stock in accordance with the PLAN’s conditions.	Unchanged.
1.2. At ITAÚ UNIBANCO’s discretion, the exercising of the options may correspond to a sale of treasury stock for resale to the market, pursuant to the terms and conditions of the PLAN.	Unchanged.
1.3. Each stock option shall give the right to subscribe one share.	Unchanged.
1.4.     The rules and operating procedures with respect to the PLAN shall be governed by a committee to be appointed by the Board of Directors of ITAÚ UNIBANCO for the purposes of this PLAN (“COMMITTEE”).
Unchanged.
2. BENEFICIARIES OF STOCK OPTIONS
It shall be incumbent on the COMMITTEE to periodically designate the MEMBERS OF MANAGEMENT of ITAÚ UNIBANCO to whom stock options shall be granted in the quantities specified.

2. BENEFICIARIES OF STOCK OPTIONS
It shall be incumbent on the COMMITTEE to periodically designate the MEMBERS OF MANAGEMENT and/or EMPLOYEES of ITAÚ UNIBANCO to whom stock options shall be granted in the quantities specified.

2.1. In exceptional circumstances, stock	Excluded.

Itaú Unibanco Holding S.A.

A Publicly Held Company

options may be granted to the MEMBERS OF MANAGEMENT of controlled companies or to senior employees of ITAÚ UNIBANCO or the aforesaid companies.
2.1.1. Stock options may also be granted to highly qualified individuals on being hired by ITAÚ UNIBANCO or its controlled companies.	Renumbered to 2.1.
2.2. The stock options shall be personal, and not transferable, except by succession causa mortis.	2.2. The stock options shall be personal, inalienable and not transferable, except by succession causa mortis.
2.3.     It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify such decision at the first subsequent meeting of this body. This not being the case, the options granted by the COMMITTEE can be deemed to have been confirmed.
Unchanged.
3. CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS
3.1. Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.
Unchanged.
3.2. The total number of options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ UNIBANCO that the majority and minority stockholders hold on the base date of the respective year-end.
Unchanged.
3.2.1.     In case of in a certain year the number of stock options granted be inferior to the limit of 0.5% of the total shares, the difference may be added to the stock options in any of the 7 (seven) subsequent fiscal years.
Unchanged.
3.2.2.     Pursuant to item 2.1.1, the stock options not granted for a determined fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.

3.2.2.     Pursuant to item 2.1, the stock options not granted for a determined fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS
4.1.     The COMMITTEE shall decide the total number of options to be granted in relation to each fiscal year, at its discretion, segmenting the total lot of stock options to be granted in series,
Unchanged.

Itaú Unibanco Holding S.A.

A Publicly Held Company

establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and the vesting period (item 8).
4.2. The COMMITTEE, at its discretion, may establish complementary rules to the rules of the PLAN.
5. PRO-RATA DISTRIBUTION AMONG THE BENEFICIARIES
5.1.     The COMMITTEE shall select the BENEFICIARIES to whom the stock options shall be granted and establish the number of stock options of each series to be received by each of them, taking into account, at its exclusive criteria, their performance for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

5. PRO-RATA DISTRIBUTION AMONG THE BENEFICIARIES
5.1.     The COMMITTEE shall select the MEMBERS OF MANAGEMENT AND EMPLOYEES to whom the stock options shall be granted and establish the number of stock options of each series to be received by each of them, taking into account, at its exclusive criteria, their performance for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

6. STRIKE PRICE
6.1. The strike price, to be paid to ITAÚ UNIBANCO, shall be established by the COMMITTEE simultaneously with the granting of the stock option and may be determined on the basis of one of the following parameters:
Unchanged.
(a)     to establish the strike price of the options in general, the COMMITTEE shall consider the average prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange is open for business, for the period of at least one and, at the most, three months prior to the issue of the stock options at the COMMITTEE’s discretion. An adjustment of up to 20% above or below the average price is permitted. Prices established in this way shall be restated up to the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.

(a)     Simple Options: to establish the strike price of the options in general, the COMMITTEE shall consider the average prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange is open for business, for the period of at least one and, at the most, three months prior to the issue of the stock options at the COMMITTEE’s discretion. An adjustment of up to 20% more or less than the average price is permitted. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.

(b)     for those officers that have, at the COMMITTEE’s discretion and through the use of performance and leadership evaluation tools, outstanding ability to perform and potential, the COMMITTEE may grant options whose strike

(b)     Bonus options: the strike price of these options shall be the confirmation of the performance of positive covenants, conditional on the obligation of the MEMBER OF MANAGEMENT or the EMPLOYEE investing  a

Itaú Unibanco Holding S.A.

A Publicly Held Company

price is paid through the confirmation of the performance of positive covenants, conditional on the obligation of the beneficiary investing 20% of his/her bonus in shares of ITAÚ UNIBANCO which his/her has received with respect to the preceding year, maintaining title to these shares unaltered and without any type of encumbrance from the date of the stock option grant until its exercising. For each share thus acquired by the officer, one stock option of ITAÚ UNIBANCO shall be granted.	portion or the total net amount of his/her bonus in shares of ITAÚ UNIBANCO or an instrument linked to these shares, which his/her has received with respect to the preceding year, maintaining title to these shares unaltered and without any type of encumbrance from the date of the stock option grant until its exercising. The COMMITTEE may determine additional requirements in order to establish the strike price of the bonus options.
6.2 The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.	Unchanged.
7. STOCK OPTIONS EXPIRY DATE The COMMITTEE shall set an expiry date for the stock option granted, these being automatically extinguished at the end of the period.	Unchanged.
7.1.     The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of YI+5 years and the maximum of YI+10 years, YI (Year of Issue) being understood as the calendar year during which the issue occurs. The term of the stock option shall therefore always expire on the last business day of the last calendar year of this term.

7.1.     The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of 5 years and the maximum of 10 years, as from the date of the grant of the issue.

7.2. The term of the stock options shall be extinguished ipso jure if the respective holder  resign or is dismissed from ITAÚ UNIBANCO and/or its controlled companies and no longer have executive functions in any corporation. The MEMBERS OF MANAGEMENT’ stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term shall be extinguished on the date that the relative labor contract is rescinded.

7.2.     The term of the stock options shall be extinguished ipso jure if the respective holder  resign or is dismissed from ITAÚ UNIBANCO and/or its controlled companies and no longer have executive functions in any corporation. The MEMBERS OF MANAGEMENT’ stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term shall be extinguished on the date that the relative labor contract is rescinded. The COMMITTEE may, at its exclusive discretion, establish other circumstances under which options may be extinguished, including events with respect to future performance of the MEMBER OF MANAGEMENT and/or EMPLOYEE.

7.3. The provision for extinguishment pursuant to 7.2 shall not occur if the MEMBER OF MANAGEMENT is not re-elected or, in the case of an employee, if he is over 55 years old. In this	Unchanged.

Itaú Unibanco Holding S.A.

A Publicly Held Company

case, the options held by the beneficiary may be exercised up to the final expiry date (item 7.1), or within 3 (three) years as from the date of leaving, which ever expires first.
7.3.1.     The MEMBER OF MANAGEMENT not re-elected to the board of officer, but elected or reelected to the Board of Directors of ITAÚ UNIBANCO and/or controlled companies, shall be subject to the following provisions: (i) for stock options already granted and still  not exercised, the rules under item 7.3 shall apply; (ii) for new options which may be granted while a director, all the provisions of this PLAN shall apply, in particular the rules of extinguishment (items 7.2 and 7.3).
Unchanged.

7.4. In case of the bonus options, the Committee may, in exceptional situations and observed the criteria established in the internal regulations, determine the non extinction of the bonus options in the event set forth in item 7.2. The COMMITTEE may only use this faculty if the beneficiaries of the options and the company reach an understanding, by agreement, regarding the conditions of the his leave with, at least, six (6) months in advance.

7.4.     Should the holder of the stock options die before leaving the organization, the respective successors may exercise them up to the final expiry date (item 7.1), or within a period of up to 3 (three) years as from the date of decease, whichever event occurs first.
Renumbered to 7.5.
7.4.1.     Should the beneficiary’s decease occur after leaving, pursuant to item  7.3, his/her successors may exercise the options during the term that remained to the holder, as described in the same item.
Renumbered to 7.5.1.
8. EXERCISING OF THE STOCK OPTIONS
8.1.     Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period has terminated and outside the blackout periods stipulated by the COMMITTEE.
Unchanged.
8.2.     The COMMITTEE shall establish the vesting period for each stock options series on the date of issue, provided that such period may vary from YI+1 and YI+5 years, YI being the calendar year in which the issue has occurred. The vesting period shall, therefore, always expire on the last day of the last calendar year of this period.
8.2. The COMMITTEE shall establish the vesting period for each stock options series on the date of issue, provided that such period may vary from 1 and 7 years, as from the date of issue.
8.3. The vesting period shall be extinguished	Unchanged.

Itaú Unibanco Holding S.A.

A Publicly Held Company

upon the termination of the relationship between the stock option holder and the Company, pursuant to the conditions in item 7.3, or due to his/her decease.
8.4. The blackout periods will be determined, when necessary, in order to organize subscription work.	8.4. The COMMITTEE may determine the blackout period in justifiable circumstances such as major market instability or legal and regulatory restrictions.
8.5.     The holder of the stock options shall advise the area responsible for the management of the PLAN of Banco Itaú S.A. at least 48 hours prior to the date on which he/she intends to exercise the stock options.

Excluded.
8.6. The holder of more than one series of stock options may exercise all or portion of it, in their entirety or partially.	Renumbered to 8.5.
9.  QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS
In order to preserve the purpose of the PLAN (item 1), the quantities of stock options granted and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ UNIBANCO’s share price on the Stock Exchanges changes significantly due to decision taken by ITAÚ UNIBANCO’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, on exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.
Unchanged.
9.1. The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.	Unchanged.
10. AVAILABILITY OF SHARES 10.1. The holder may freely negotiate one half of the shares which he has subscribed through the exercising of the option.
10. AVAILABILITY OF SHARES
10.1. The availability of the shares which the MEMBER OF MANAGEMENT or EMPLOYEE shall subscribe through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the COMMITTEE.

Itaú Unibanco Holding S.A.

A Publicly Held Company

10.2. The other half shall remain non-negotiable for a term of 2 (two) years as from the exercise date, this process being registered pursuant Article 40 of Law 6,404 of December 15 1976.
10.2.     The restriction in relation to the availability of the shares obtained through the exercising of the option shall be recorded in the form and for the purposes pursuant to Article 40 of Law 6,404 of December 15 1976.

10.3. The blocking of shares pursuant to item 10.2 shall not apply to share subscriptions through the exercising of stock options in the last six months before final expiry date (item 7).	Excluded.
10.4. At the outset of the final semester prior to stock option expiry, all those shares which have been blocked up to that time shall become available for negotiation.	Excluded.
10.5.     The non-negotiability of the shares pursuant to item 10.2 shall also not be applicable in relation to subscribed shares arising from the exercising of the share option, at any time, by a stock option holder who has left the organization under the conditions pursuant to item 7.3 or by the successors of a deceased holder (item 7.4).

10.3.     The non-negotiability of the shares pursuant to item 10.2 shall also not be applicable in relation to subscribed shares arising from the exercising of the share option, at any time, by a stock option holder who has left the organization under the conditions pursuant to item 7.3 or by the successors of a deceased holder (item 7.5).

10.6.     The shares registered as non-negotiable pursuant to item 10.2 shall be free for negotiation if and when the respective holder leaves the organization under the conditions pursuant to item 7.3 occurs or due to his/her decease.
Renumbered to 10.4.
11. OMISSIONS It shall be incumbent on the COMMITTEE to decide cases not covered by PLAN, ad referendum of the Board of Directors.	Unchanged.

Itaú Unibanco Holding S.A.

A Publicly Held Company

Attachement III

With respect to each member of the issuer’s board of directors and fiscal council members, please find below the following information:

MEMBERS OF THE BOARD OF DIRECTORS

Name	Pedro Moreira Salles
Age	50
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Chairman of the Board of Directors
Date of election	4/24/2009
Date of investiture	8/5/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Personnel Committee
Elected by the controlling stockholder	Yes

Name	Alfredo Egydio Arruda Villela Filho
Age	40
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Vice-Chairman of the Board of Directors
Date of election	4/24/2009
Date of investiture	8/5/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee
Elected by the controlling stockholder	Yes

Name	Roberto Egydio Setubal
Age	55
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Vice-Chairman of the Board of Directors Chief Executive Officer
Date of election	4/24/2009 4/29/2009
Date of investiture	8/5/2009 9/1/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Personnel Committee Member of the Strategy Committee
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A.

A Publicly Held Company

Name	Alcides Lopes Tápias
Age	67
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	024.054.828-00
Elected position held	Member of the Board of Directors
Date of election	4/24/2009
Date of investiture	8/5/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee Member of the Audit Committee
Elected by the controlling stockholder	Yes

Name	Alfredo Egydio Setubal
Age	51
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Elected position held	Member of the Board of Directors Executive Vice-President
Date of election	4/24/2009 4/29/2009
Date of investiture	8/5/2009 9/1/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Appointments and Corporate Governance Committee Member of the Disclosure and Trading Committee
Elected by the controlling stockholder	Yes

Name	Candido Botelho Bracher
Age	51
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elected position held	Member of the Board of Directors Executive Vice-President
Date of election	4/24/2009 4/29/2009
Date of investiture	8/5/2009 9/1/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Capital and Risk Management Committee
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A.

A Publicly Held Company

Name	Fernando Roberto Moreira Salles
Age	63
Profession	Industrialist
Individual Taxpayer’s Registry (CPF) number or passport number	002.938.068-53
Elected position held	Member of the Board of Directors
Date of election	4/24/2009
Date of investiture	8/5/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Appointments and Corporate Governance Committee
Elected by the controlling stockholder	Yes

Name	Francisco Eduardo de Almeida Pinto
Age	51
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	664.226.777-87
Elected position held	Member of the Board of Directors
Date of election	4/24/2009
Date of investiture	8/5/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Member of the Personnel Committee
Elected by the controlling stockholder	Yes

Name	Gustavo Jorge Laboissière Loyola
Age	57
Profession	PhD in Economy
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elected position held	Member of the Board of Directors
Date of election	4/24/2009 4/29/2009
Date of investiture	8/5/2009 9/1/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee
Elected by the controlling stockholder	Yes

Name	Henri Penchas
Age	64
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Board of Directors
Date of election	4/24/2009
Date of investiture	8/5/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A.

A Publicly Held Company

Name	Israel Vainboim
Age	65
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Board of Directors
Date of election	4/24/2009
Date of investiture	8/5/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee and Member of the Appointments and Corporate Governance Committee
Elected by the controlling stockholder	Yes

Name	Pedro Luiz Bodin de Moraes
Age	53
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Elected position held	Member of the Board of Directors
Date of election	4/24/2009
Date of investiture	8/5/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee
Elected by the controlling stockholder	Yes

Name	Ricardo Villela Marino
Age	36
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elected position held	Member of the Board of Directors
Date of election	4/24/2009
Date of investiture	8/5/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee
Elected by the controlling stockholder	Yes

MEMBERS OF THE FISCAL COUNCIL

Name	Iran Siqueira Lima
Age	65
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	035.001.957-68
Elected position held	Effective Member of the Fiscal Council
Date of election	4/24/2009
Date of investiture	7/10/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A.

A Publicly Held Company

Name	Alberto Sozin Furuguem
Age	67
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	046.876.477-15
Elected position held	Effective Member of the Fiscal Council
Date of election	4/24/2009
Date of investiture	7/10/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	Yes

Name	José Marcos Konder Comparato
Age	77
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	005.902.588-34
Elected position held	Alternate Member of the Fiscal Council
Date of election	4/24/2009
Date of investiture	7/10/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	Yes

Name	João Costa
Age	59
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	476.511.728-68
Elected position held	Alternate Member of the Fiscal Council
Date of election	4/24/2009
Date of investiture	7/10/2009
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A.

A Publicly Held Company

With respect to the members of the Board of Directors and the Fiscal Council, please find below:

a) Curriculum vitae, containing the following information:

I - Main professional experience for the last five years, indicating:
• Company name
• Position and functions inherent to the position
• Main activity of the company in which these functions were performed, mentioning the companies or organizations that are part of the economic group of (i) the issuer, or (ii) of direct or indirect stockholders with an interest equal to or higher than 5% in a same class or type of the issuer’s securities

MEMBERS OF THE BOARD OF DIRECTORS

Name: PEDRO MOREIRA SALLES

Professional Experience
Porto Seguro S.A.
Vice-Chairman of the Board of Directors since November 2009
Main activity of the company: Insurance

Banco Itaú BBA S.A.
Vice-Chairman of the Board of Directors since February 2009
Main activity of the company: Multiple bank, with portfolio investment

Companhia E. Johnston de Participações
Chairman of the Board of Directors since 2008
Main activity of the company: Holding

IUPAR – Itaú Unibanco Participações S.A.
Chairman of the Board of Directors since 2008
Main activity of the company: Holding

Itaú Unibanco Holding S.A.
Chairman of the Board of Directors since January 2009; Executive Vice-President from November 2008 to August 2009
Main activity of the company: Holding

UNIBANCO - União de Bancos Brasileiros S.A.
Vice-Chairman of the Board of Directors from 2004 to November 2008
Chief Executive Officer from April 2004 to November 2008
Main activity of the company: Multiple bank, with commercial portfolio

Unibanco Holdings S.A.
Vice-Chairman of the Board of Directors and Chief Executive Officer from April 2004 to November 2008
Main activity of the company: Holding

Unibanco Seguros S.A.
Chairman of the Board of Directors from December 1995 to February 2009
Main activity of the company: Insurance

Itaú Unibanco Holding S.A.

A Publicly Held Company

E. Johnston Representação e Participações S.A.
Chairman of the Board of Directors from 2001 to February 2009
Main activity of the company: Holding

Totvs S.A.
Member of the Board of Directors since March 2010
Main activity of the company: Communications and IT

Education:  Bachelor’s degree, magna cum laude in economics and history from the University of California, in Los Angeles, and attended the international relations masters program at Yale University and the OPM – Owners/President Management Program at Harvard University.

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaú Unibanco Holding S.A., UNIBANCO - União de Bancos Brasileiros S.A., Unibanco Holdings S.A., Porto Seguro S.A. and Totvs S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Member of the Board of Directors since August 1995; Chief Executive Officer and General Manager since September 2008, President of the Disclosure and Trading Committee  since April 2005, President of the Investment Policies Committee and member of the Accounting Policies Committee since August 2008.
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Vice-Chairman of the Board of Directors since March 2003; Member of the Appointments and Compensation Committee and Disclosure and Trading Committee since May 2005,  Member of the Strategy Committee and of the Appointments and Corporate Governance Committee since June 2009, Member of the Accounting Policies Committee from May 2008 to April 2009.
Main activity of the company: Holding.

Itaú Unibanco S.A.
Vice-Chairman of the Board of Directors from 2001 to March 2003.
Main activity of the company: Multiple bank, with commercial portfolio.

Elekeiroz S.A.
Chairman of the Board of Directors since April 2009, Vice-Chairman of the Board of Directors from April 2004 to April 2009.
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Duratex S.A.
Vice-Chairman of the Board of Directors since August 2009.
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures.

Itaú Unibanco Holding S.A.

A Publicly Held Company

Itautec S.A. – Itautec Group
Vice-Chairman of the Board of Directors since January 2010; Chairman of the Board of Directors from April 2009 to January 2010, Vice-Chairman of the Board of Directors from April 1997 to April 2009.
Main activity of the company: Manufacturing of IT equipment.

Education: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), in 1992,  and  post-graduate degree in business administration from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Itautec S.A., Elekeiroz S.A. and Duratex S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ROBERTO EGYDIO SETUBAL

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Managing Vice-President since May 1994
President of the Accounting Policies Committee since August 2008
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Vice-Chairman of the Board of Directors, Chief Executive Officer since March 2003, Member of the Capital and Risk Management Committee since May 2008, Member of the Strategy and Personnel Committees since June 2009, Chairman of the International Advisory Board from March 2003 to April 2009, Member of the Appointment and Compensation Committee from May 2005 to April 2009.
Main activity of the company: Holding.

Itaú Unibanco S.A.
Chief Executive Officer and General Manager since April 1994
General Manager from August 1990 to March 1994
Member of the Board of Directors from April 1995 to March 2003
Main activity of the company: Multiple bank, with commercial portfolio.

Banco Itaú BBA S.A.:
Chairman of the Board of Directors since February 2003
Main activity of the company: Multiple bank, with portfolio investment

Itauseg Participações S.A.
Chairman of the Board of Directors since July 2005
Chief Executive Officer from March 2005 to July 2008
Main activity of the company: Holding

Brazilian Federation of Banks (Fenaban) and Brazilian Federation of Bank Associations (Febraban)
President from April 1997 to March 2001

Itaú Unibanco Holding S.A.

A Publicly Held Company

Institute of International Finance
Vice-President since September 2003

International Monetary Conference
Board Member

The Federal Reserve Bank of New York
Member of the International Advisory Committee

New York Stock Exchange - NYSE
Member of the International Advisory Committee since April 2005

Education: Bachelor’s degree in production engineering from Escola Politécnica of Universidade de São Paulo and a Master’s degree in science engineering from Stanford University, in 1979.

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. e Itauseg Participações S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALCIDES LOPES TÁPIAS

Professional Experience
Itaú Unibanco Holding S.A.:
Member of the Board of Directors since March 2003; Member of the Disclosure and Trading Committee since May 2005,  and Member of the Audit Committee since May 2004.
Main activity of the company: Holding.

Itaú Unibanco S.A.:
Member of the Board of Directors from April 2002 to March 2003.
Main activity of the company: Multiple bank, with commercial portfolio

AGGREGO Consultores
Partner since October 2003
Main activity of the company: Consultancy

Duratex S.A.
Effective Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures.

Tigre S.A. Tubos e Conexões
Since April 2004
Member of the Board of Directors
Main activity of the company: Manufacturing of pipes and fittings.

Minister of Development, Industry and Foreign Trade

Itaú Unibanco Holding S.A.

A Publicly Held Company

From September 1999 to July 2001

Fundação Antonio Prudente of Hospital do Câncer
Member of the Board of Trustees from April 1999 to February 2005

Education: Business Administrator, graduated from Universidade Mackenzie in 1980 and Bachelor’s degree in Law from Faculdades Metropolitanas Unidas in 1973.

I - Indication of all management positions he holds or has held in publicly held companies
✓	Itaú Unibanco Holding S.A., Duratex S.A. and Tigre S.A. Tubos e Conexões in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO SETUBAL

Professional Experience
Itaúsa – Investimentos Itaú S.A.
Member of the Board of Directors since September 2008
Member of the Disclosure and Trading Committee and Investment Policies since August 2008
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Member of the Board of Directors since April 2007
Executive Vice-President and Investor Relations Officer since March 2003:
Member of the Appointments and Corporate Governance Committee since July 2009
President of the Disclosure and Trading Committee since April 2005
Member of the Accounting Policies Committee from May 2008 to April 2009
Main activity of the company: Holding.

Itaú Unibanco S.A.
Executive Vice-President since March 1996
Investor Relations Officer from 1995 to 2003
Executive Officer from 1993 to 1996
Managing Director from 1988 to 1993
Main activity of the company: Multiple bank, with commercial portfolio.

Investimentos Bemge S.A.
Chairman of the Board of Directors since April 2008
Main activity of the company: Lease operations

National Association of Investment Banks - ANBID
Vice-President from 1994 to August 2003
President from August 2003 to August 2008

Association of Broker-Dealers – ADEVAL
Member of the Advisory Board since 1993

Brazilian Association of Listed Capital Companies - ABRASCA

Itaú Unibanco Holding S.A.

A Publicly Held Company

Member of the Management Board since 1993

Brazilian Institute of Investors Relations - IBRI
Member of the Board of Directors from 1999 to 2009
Chairman of the Board of Directors from 2000 to 2003
Member of the Guidance, Appointments and Ethics Committee since 2009

São Paulo Museum of Modern Art – MAM (since 1992)
Financial Officer since 1992

Education:
Bachelor’s degree in 1980 and postgraduate degree in business administration from Fundação Getulio Vargas, with specialization course at INSEAD (France).

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Investimentos Bemge and Itaú Unibanco S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: CANDIDO BOTELHO BRACHER

Professional Experience
Itaú Unibanco Holding S.A.
Executive Vice-President since May 2005
Member of the Board of Directors since November 2008
Member of the Capital and Risk Management Committee since May 2008
Member of the Personnel Committee since June 2009
Main activity of the company: Holding.

Banco Itaú BBA S.A.
Member of the Board of Directors since 2003
Chief Executive Officer since April 2005
Vice-President Director from February 2003 to April 2005
Main activity of the company: Multiple bank, with investment portfolio

Pão de Açúcar
Director

BM&FBOVESPA
Director

Education:
 Business administrator, graduated from Escola de Administração de Empresas de São Paulo of Fundação Getulio Vargas in 1980.

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaú Unibanco Holding S.A. in the positions specified above.

Itaú Unibanco Holding S.A.

A Publicly Held Company

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: FERNANDO ROBERTO MOREIRA SALLES

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of the Appointments and Corporate Governance Committee since June 2009
Main activity of the company: Holding

E. Johnston Representação e Participações S.A.
Vice-Chairman of the Board of Directors from 2005 to February 2009
Main activity of the company: Holding

Companhia E. Johnston de Participações
Vice-Chairman of the Board of Directors since 2008
Main activity of the company: Holding

IUPAR – Itaú Unibanco Participações S.A.
Member of the Board of Directors since 2008
Main activity of the company: Holding

Companhia Brasileira de Metalurgia e Mineração
Member of the Board of Directors since 2008
Main activity of the company: Metallurgy and mining

Brasil Warrant Administração de Bens e Empresas S.A.
Chairman of the Board of Directors since 1988
Main activity of the company: Asset management

Editora Schwarcz Ltda.
Superintendent Director since 1998
Main activity of the company: Publishing company

Education: Graduated in Finance and Capital Markets from Fundação Getúlio Vargas – FGV.

II - Indication of all management positions they hold or have held in publicly held companies
✓	Itaú Unibanco Holding S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Itaú Unibanco Holding S.A.

A Publicly Held Company

Name: FRANCISCO EDUARDO DE ALMEIDA PINTO

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of the Capital and Risk Management Committee and Personnel Committee since June 2009
Main activity of the company: Holding.

Central Bank of Brazil
Monetary Policy Deputy Governor from 1993 to 1994

Education: graduated in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC).

II - Indication of all management positions they hold or have held in publicly held companies
✓	Itaú Unibanco Holding S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since April 2006
President of the Audit Committee since September 2008
Member of the Audit Committee from May 2007 to September 2008
Member of the Capital and Risk Management Committee since May 2008
President of the Fiscal Council from March 2003 to April 2006
Main activity of the company: Holding.

Tendências Consultoria Integrada S/S Ltda.
Partner
Main activity of the company: Consultancy.

Tendência Conhecimento Assessoria Econômica Ltda.
Partner
Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C
Managing Partner since February 1998
Main activity of the company: Consultancy.

Central Bank of Brazil
Governor from November 1992 to March 1993
Standards and Financial System Organization Deputy Governor from June 1995 to August 1997

Education: Economist graduated from Universidade de Brasília in 1979, Ph.D. in Economics from School of Post-Graduation in Economics of the Fundação Getulio Vargas (RJ) in 1983.

Itaú Unibanco Holding S.A.

A Publicly Held Company

II - Indication of all management positions they hold or have held in publicly held companies
✓	Itaú Unibanco Holding S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: HENRI PENCHAS

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Managing Vice-President  since April 2009
Investor Relations Officer since 2009 and from 1995 to April 2008
Executive Director from December 1984 to April 2008
Member of the Disclosure and Trading Committee since April 2005
Member of Investment Polices and Accounting Polices Committees since August 2008
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Member of the Board of Directors since March 2003
Member of Strategy Committee, and Appointments and Corporate Governance Committee since June 2009
Member of the International Advisory Board from March 2003 to April 2009
Member of the Disclosure and Trading Committee from May 2005 to April 2009

Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009
Main activity of the company: Holding.

Itaú Unibanco S.A.
Senior Vice-President responsible for the Economic Control Area from April 1997 to April 2008
Member of the Board of Directors from April 1997 to March 2003
Executive Vice-President from April 1993 to March 1997
Executive Director from 1988 to 1993
Main activity of the company: Multiple bank, with commercial portfolio

Banco Itaú BBA S.A.
Member of the Board of Directors since April 2009
Vice-Chairman of the Board of Directors from February 2003 to April 2009
Main activity of the company: Multiple bank, with investment portfolio

Duratex S.A.:
Chief Executive Officer since August 2009
General Manager from April 2009 to July 2009.
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures.

Education: Mechanical engineer graduated from Universidade Mackenzie in 1968 and post-graduate degree in finance from Fundação Getulio Vargas.

II - Indication of all management positions they hold or have held in publicly held companies

Itaú Unibanco Holding S.A.

A Publicly Held Company

✓	Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Duratex S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ISRAEL VAINBOIM

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of Strategy Committee, and Appointments and Corporate Governance Committee since June 2009.
Main activity of the company: Holding.

UNIBANCO – União de Bancos Brasileiros S.A.
Executive Director from 1976 to 1977; from 1973 to 1978 he run the back office of Unibanco Group; from 1978-1988 he was elected President of Unibanco – União de Bancos Brasileiros S.A., a position he held to August 1992.
Main activity of the company: Multiple bank, with commercial portfolio

Unibanco Holdings S.A.
Chief Executive Officer from 1994 to 2007
Chairman of the Board of Directors from 2007 to 2009
Member of the Board of Directors from 1988 to 2009
Main activity of the company: Holding.

Education: Bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and master’s degree in business administration, or MBA, from Stanford University.

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above;
✓	Cia. Siderúrgica de Tubarão, as Director, from August 1992 to June 1996, and President of the Executive Board from August 1995 to June 1996;
✓	Itaparica S/A as Director from August 1993 to February 2009;
✓	Portugal Telecom as Administrator from April 2001 to October 2003;

Currently,
✓	Member of the Board of Directors of Souza Cruz S/A;
✓	Member of the Board of Directors of Embraer S/A;
✓	Member of the Board of Directors of Cia. Iochpe-Maxion.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Itaú Unibanco Holding S.A.

A Publicly Held Company

Name: PEDRO LUIZ BODIN DE MORAES

Professional Experience
Itaú Unibanco Holding S.A.:
Member of the Board of Directors since November 2008
Member of the Capital and Risk Management Committee since June 2009
Main activity of the company: Multiple bank, with commercial portfolio

UNIBANCO – União de Bancos Brasileiros S.A.
Member of the Board of Directors from April 2003 to November 2008.
Main activity of the company: Multiple bank, with commercial portfolio

Central Bank of Brazil
Monetary Policy Deputy Governor from 1991 to 1992

Brazilian Social and Economic Development Bank (BNDES)
Director from 1990 to 1991

Banco Icatu S.A.
Director and Partner from 1993 to 1992

Icatu Holding S.A.
Partner from 1993 to 1992

Education: bachelor’s and master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio). PhD. in Economics from the Massachusetts Institute of Technology (MIT).

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above;

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: RICARDO VILLELA MARINO

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Member of the Investment Policies Committee since August 2008
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Member of the Board of Directors since April 2008; Member of the Personnel Committee since June 2009, Member of the Capital and Risk Management Committee from May 2008 to April 2009.
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.

A Publicly Held Company

Itaú Unibanco S.A.
Executive Director since September 2006, Senior Management Director from April 2005 to August 2006, Managing Director between April 2004 and April 2005.
Main activity of the company: Multiple bank, with commercial portfolio

Itautec S.A. - Itautec Group
Alternate Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of IT equipment.

Elekeiroz S.A.
Alternate Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Duratex S.A.
Alternate Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures.

Federación Latino Americana de Bancos FELABAN
President since November 2008.

Education: Bachelor’s degree in mechanical engineering from Escola Politécnica of the University of São Paulo in 1996, master’s degree in business administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

II - Indication of all management positions they hold or have held in publicly held companies
✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itautec S.A. Itautec Group, Elekeiroz S.A. and Duratex S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

MEMBERS OF THE FISCAL COUNCIL

Name: IRAN SIQUEIRA LIMA

Professional Experience
Itaú Unibanco Holding S.A.
Effective member of the Fiscal Council since March 2003.
Main activity of the company: Holding.

Central Bank of Brazil
career employee from 1967 to 1993, where he occupied many positions, of which the following stand out: Deputy Governor of  the Capital Markets Supervision Department (1976/1979), Head of the Capital Markets Department (1979/1984), Director of the Capital Markets Area (1984), Director of the Inspection Area (1985), Regional Delegate in São Paulo-SP (1991 and 1993).

Itaú Unibanco Holding S.A.

A Publicly Held Company

Banco da Cidade S.A.: Director of the Capital Markets Area (1986), during the period in which he took away a license from the Central Bank of Brazil.

In this same period (1986/1988), he founded an advisory services office in the capital markets area, where he held the position of managing partner from 1987 to June 1988; in July 1988, he returned to the Federal Government to carry out the duty of Secretary of Budget and Control over Government Companies (SEST), (July 1988 to March 1990); from May 1991 to December 1992, he held the position of Economic and Finance Director in Telebrás – Telecomunicações Brasileiras S.A.; Member of the Board of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telesp – Telecomunicações de São Paulo and Telebrás; Since 1972, he teaches subjects related to the accounting and finance areas in the following Universities: AEUDF, UNB, USP, and in the MBA courses of FIPECAFI.

Education: Economist with bachelor’s degree from UERJ (1969) and bachelor’s degree in accounting science from AEUDF (1973), post-graduation in economics engineering and industrial administration from Universidade Candido Mendes (1971), Master’s degree and PhD in accounting science and comptrollership from Universidade de São Paulo (1976 and 1998, respectively).

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaú Unibanco Holding S.A. in the above specified position.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALBERTO SOZIN FURUGUEM

Professional experience
Itaú Unibanco Holding S.A.
Effective member of the Fiscal Council since April 2006, Alternate member of the Fiscal Council from March 2003 to April 2006.
Main activity of the company: Holding.

Banco Central do Brasil S.A.
Economist, head of the Economics Department (1981/1983), Director (1985), Delegate in São Paulo (1991/1992).

Ministry of Finance
Advisor to the Minister (Mário Henrique Simonsen mandate).

Government of the State of Rio de Janeiro
Director of the Development Bank (1975/1979).

Teaching experience.
 He taught Economics in Instituto Militar de Engenharia and Universidade de Brasília and Currencies and Banks in Universidade do Distrito Federal.

Current professional activity.
 Economics advisor, own office.

Itaú Unibanco Holding S.A.

A Publicly Held Company

Trade association of Rio de Janeiro
Director and member of the Business Council of Economic Policies (unpaid activity).

Conjuntura Econômica Magazine of Fundação Getúlio Vargas.
Writes every two months an article about the macroeconomics theme (unpaid activity).

Education: Economist, post-graduation degree (Masters) from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaú Unibanco Holding S.A. in the above specified position.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: JOSÉ MARCOS KONDER COMPARATO

Itaúsa – Investimentos Itaú S.A.
Effective member of the Fiscal Council since May 1995, Managing Director from August 1986 to April 1987 and Executive Director from April 1987 to March 1995.
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Alternate member of the Fiscal Council since March 2003
Main activity of the company: Holding.

Itaú Unibanco S.A.
Managing Director from May 1980 to August 1986;
Banco Itaú de Investimento S.A: Director from September 1974 from April 1980; Itaú S.A. Crédito Imobiliário: Chief Executive Officer from December 1977 to August 1986; Unifina S.A. Imobiliária e Participações: Chief Executive Officer from September 1981 to April 1987; Itaúsa S.A. Empreendimentos Imobiliários:  Chief Executive Officer from September 1979 to April 1995;
Main activity of the company: Multiple bank, with commercial portfolio

BR Foods
Member of the Board of Directors from April 2006 to March 2009.

Education: Civil engineer with Bachelor’s degree from Escola Politécnica of USP in 1955;

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. in the above-specified positions.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Itaú Unibanco Holding S.A.

A Publicly Held Company

Name: JOÃO COSTA

Itaúsa – Investimentos Itaú S.A.
Alternate member of the Fiscal Council since April 2009
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Alternate member of the Fiscal Council since May 2009
Main activity of the company: Holding.

Itaú Unibanco S.A.
Managing Director from April 1997 to April 2008.
Main activity of the company: Multiple bank, with commercial portfolio.

FEBRABAN - Brazilian Federation of Bank Associations
Effective Member of the Fiscal Council from April 1977 to August 2008

FENABAN -  Brazilian Federation of Banks
President from April 1997 to March 2001
Effective Member of the Fiscal Council from April 1977 to August 2008

IBCB – Brazilian Institute of Banking Science
Effective Member of the Fiscal Council from April 1977 to August 2008

State of São Paulo Bank Association
Effective Member of the Fiscal Council from April 1977 to August 2008

Education: Economist from Faculdade de Economia São Luiz – São Paulo, specialization in Business Administration from FEA/USP. Management Program for Executives – University of Pittsburgh.

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. in the above-specified positions.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

With respect to the members of the Board of Directors and the Fiscal Council of the issuer, please find below marital relationship, stable union or kinship extended to relatives once removed between:

a)	issuer’s management members
Þ	Fernando Roberto Moreira Salles (member of the Board of Directors) is the brother of Pedro Moreira Salles (Chairman of the Board of Directors);
Þ
Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Director and Chief Executive Officer)

Itaú Unibanco Holding S.A.

A Publicly Held Company

b)	(i) issuer’s management members and (ii) management members of the issuer’s direct or indirect subsidiaries
Þ
Olavo Egydio Setubal Júnior (Vice-Chairman of the Board of Directors of the subsidiary Itauseg Participações S.A.) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer of the issuer) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer of the issuer)

c)	(i) management members of the issuer and its direct or indirect subsidiaries and (ii) issuer’s direct or indirect parent companies
Þ
The brothers Pedro Moreira Salles (Chairman of the Board of Directors) and Fernando Roberto Moreira Salles (member of the Board of Directors), together with their brothers João Moreira Salles and Walther Moreira Salles Júnior, are in the controlling group of the issuer;

Þ
The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer), Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer) and Olavo Egydio Setubal Júnior (Vice-Chairman of the Board of Directors of the subsidiary Itauseg Participações S.A.), together with their brothers and sister José Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the controlling group of the issuer;

Þ	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, is in the controlling group of the issuer;
Þ	Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, is in the controlling group of the issuer;

d)	(i) issuer’s management members and (ii) management members of the issuer’s direct or indirect parent companies
Þ
The brothers Pedro Moreira Salles (Chairman of the Board of Directors) and Fernando Roberto Moreira Salles (member of the Board of Directors), together with their brothers João Moreira Salles and Walther Moreira Salles Júnior, are in the management of the controlling companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

Þ
The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer), together with their brother Ricardo Egydio Setubal, are in the management of the controlling company IUPAR – Itaú Unibanco Participações S.A.;

Þ
The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of the controlling company Itaúsa – Investimentos Itaú S.A.;

Þ
Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer), together with his brother Ricardo Egydio Setubal, is in the management of the controlling company Companhia Esa;

Þ
Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors) is in the management of the controlling companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A. and Companhia Esa;

Þ	Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the management of the controlling company IUPAR – Itaú Unibanco Participações S.A.;
Þ
Ricardo Villela Marino (member of the Board of Directors) is the son of Maria de Lourdes Egydio Villela and brother of Rodolfo Villela Marino, both management members of the controlling company Itaúsa – Investimentos Itaú S.A.;

Þ	Ricardo Villela Marino (member of the Board of Directors) is the brother of Rodolfo Villela Marino, management member of the controlling company Companhia Esa.

Itaú Unibanco Holding S.A.

A Publicly Held Company

With respect to the members of the Board of Directors and the Fiscal Council of the issuer, please find below the subordination, services provision or control relationships maintained for the last three years between them and:

a) Issuer’s direct or indirect subsidiary

Except for the management members Alfredo Egydio Arruda Villela Filho, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola and Wagner Roberto Pugliese, the others have management positions in subsidiary companies.

b) Issuer’s direct or indirect controlling stockholder

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Fernando Roberto Moreira Salles, Pedro Moreira Salles, Ricardo Villela Marino, Roberto Egydio Setubal form the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people

None

Itaú Unibanco Holding S.A.

A Publicly Held Company

Attachement IV

PROPOSAL FOR AMENDMENTS TO THE BYLAWS

Actual	Proposal
Article 1 - DENOMINATION, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated for an indeterminate period and with head office and address for legal purposes in the city of São Paulo and state of São Paulo.
Unchanged
Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.	Unchanged
Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 45,000,000,000.00 (forty-five billion reais), represented by 4,570,936,219 (four billion, five hundred and seventy million, nine hundred and thirty-six thousand, two hundred and nineteen)  book entry shares, with no par value, being 2,289,286,475 (two billion, two hundred and eighty-nine million, two hundred and eighty-six thousand, four hundred and seventy-five) common and 2,281,649,744 (two billion, two hundred and eighty-one million, six hundred and forty-nine thousand, seven hundred and forty-four) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.
Unchanged
3.1.
Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,000,000,000 (six billion) shares, being 3,000,000,000 (three billion) common and 3,000,000,000 (three billion)
Unchanged

Itaú Unibanco Holding S.A.

A Publicly Held Company

preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).
3.2.
Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as  controlled companies.
Unchanged
3.3.
Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A.,  in the name of their holders,  without the issue of share certificates, pursuant to Articles  34  and  35 of  Law 6,404/76,  the remuneration cited in  Paragraph 3 of Article 35 of the said law being payable by stockholders.
Unchanged
3.4.
Share Buybacks - the company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.
Unchanged
3.5.
Acquisition of Voting Rights by the Preferred Shares – the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.
Unchanged
Article 4 – GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.
Unchanged
4.1.	The work of any General Meeting shall be chaired by the Chief Executive Officer with a stockholder appointed by him as secretary.	Unchanged

Itaú Unibanco Holding S.A.

A Publicly Held Company

4.2.	Each common share is entitled to one vote in the resolutions of the General Meetings.	Unchanged
4.3.	The following is the exclusive prerogative of the General Meeting:	Unchanged
a)	decisions with respect to the financial statements and the distribution and allocation of profits;
b)	decisions with respect to the management report and the Board of Officers’ accounts;
c)	establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers, specifying the amount applicable to each one of these bodies;
d)	appoint, elect and remove members of the Board of Directors;
e)
approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;

f)	decide on retained profits or the constitution of reserves; and
g)	decide on plans for stock option grants of shares issued by the company or by its controlled companies.
Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be the within the powers of the Board of Officers.
Unchanged
5.1.
Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be.
Unchanged
5.2.
Management Compensation – The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for
Unchanged

Itaú Unibanco Holding S.A.

A Publicly Held Company

remunerating the Board of Directors and Board of Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.
Article 6 - BOARD OF DIRECTORS - The Board of Directors will comprise stockholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.
Unchanged
6.1.
The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.
Unchanged
6.2.
In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.
Unchanged
6.3.
The term of office of a member of the Board of Directors is for one year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.
Unchanged
6.4.	No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.	Unchanged
6.5.
The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.
Unchanged
6.6.	It is incumbent on the Board of Directors:	Unchanged
I	to establish the general guidelines of the company;
II.	to elect and remove from office the company's Officers and establish their functions;
III.	to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

Itaú Unibanco Holding S.A.

A Publicly Held Company

IV -
to supervise the administration of the Board of Officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V.	to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;
VI.	to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;
VII.	to decide on budgets for results and for investments and respective action plans;
VIII.	to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;
IX -	to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;
X.	to make decisions on payment of interest on stockholders’ equity;
XI.	to decide on buy-back operations on a non-permanent basis;
XII.
to decide on the purchase and writing of put and call options supported by the shares  issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 390, of July 8, 2003 and subsequent changes.

XIII.	to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;
XIV.	to elect and remove the members of the Audit Committee;
XV.	to approve the operational rules that the Audit Committee may establish for its own functioning and be aware of the Committee’s activities through its reports;

Itaú Unibanco Holding S.A.

A Publicly Held Company

XVI.
to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

XVII.	to decide on the increase of capital within the limit of the authorized capital, pursuant to item 3.1.;
Article 7 - AUDIT COMMITTEE – The supervision (i) of the internal controls and risks management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.
Unchanged
7.1.	The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of proven knowledge of the accounting and auditing areas, conditional on: (i) the chair being held by one of the members of the Board of Directors; and (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.	7.1.
The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of recognized competence and outstanding knowledge, conditional on: (i) the chair being held by one of the members of the Board of Directors; and (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.

7.1.1. The basic conditions for the exercise of a member of the Audit Committee are:	Unchanged
a)
not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private

Itaú Unibanco Holding S.A.

A Publicly Held Company

individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;
b)	not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.
7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.	Unchanged
7.1.3.
Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.
Unchanged
7.2.	The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.	7.2.
The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements1; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

7.3.
The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.
Unchanged
7.3.1.	The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee.	7.3.1.	The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in

1 The term “demonstrações financeiras” was replaced by “demonstrações contábeis”, both with the same meaning in English.

Itaú Unibanco Holding S.A.

A Publicly Held Company

those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to receive his/her compensation for the function performed as a member of the latter body.
7.4.
At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.
Unchanged
7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.	Unchanged
Article 8 - BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.
Unchanged
8.1.
The Board of Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Executive Vice Presidents, Executive Officers and Officers, in accordance with what is decided by the Board of Directors when establishing these positions.
Unchanged
8.2.
In the case of absence or incapacity of any Officer, the Board of Officers will choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by the Executive Vice President appointed by him/her.
Unchanged
8.3.	Should any position become vacant, the Board of Directors may designate a Officer

Itaú Unibanco Holding S.A.

A Publicly Held Company

	to act as deputy in order to complete the term of office of the substituted Officer.	Unchanged
8.4.	The Officers will have mandates of 1 (one) year's duration, are eligible for reelection and remain in their positions until their successors take office.	Unchanged
8.5.	An Officer who will be 60 (sixty) years of age on the date of his/her election may not be elected to take office.	Unchanged
Article 9 – OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and Chief Executive Officer or Executive Vice President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.
Unchanged
9.1.
Two Officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, without restriction as to the provision in sub-paragraph XVI of item 6.6., to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.
Unchanged
---	9.2.
The company may be represented, jointly, (i) by an Officer and a Attorney-in-Fact, or (ii) by two Attorneys-in-Fact. Outside the domain of the company’s registered offices, representation may be made in isolation by an Attorney-in-Fact, with specific powers. In the appointment of Attorneys-in-Fact, the company shall be represented by two Officers, one of whom shall be obligatorily Chief Executive Officer or Vice-President or Executive Officer. With the exception of those of a judicial nature, power of attorney shall have a mandatory term of no more than one year.

9.2.
It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Board of Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.
Renumbered to 9.3.

Itaú Unibanco Holding S.A.

A Publicly Held Company

9.3.	The Executive Vice Presidents and the Executive Officers are responsible for the management of the banking operations.	Renumbered to 9.4.
9.4.	It is incumbent on the Officers to manage areas or specific portfolios of the company the responsibility for which is attributed to them by the Board of Officers.	Renumbered to 9.5.
Article 10 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.
Unchanged
Article 11 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.
Unchanged
Article 12 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

Article 12 - ALLOCATION OF NET INCOME - Together with the financial statements2, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

12.1.	before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;	Unchanged
12.2.	the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 13 and the following norms:	Unchanged
a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);
b)	the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common

2 The term “demonstrações financeiras” was replaced by “demonstrações contábeis”, both with the same meaning in English.

Itaú Unibanco Holding S.A.

A Publicly Held Company

shares for a dividend equal to the priority dividend distributed to the preferred shares;
c)
the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

12.3.	the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve mentioned under Article 14, "ad referendum" of the General Meeting.	Unchanged
Article 13 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

Unchanged
13.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.	Unchanged
13.2.
If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.
Unchanged
Article 14 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Investees.
Unchanged
14.1.
The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 13.2), or interim payments of the same, with the objective of
Unchanged

Itaú Unibanco Holding S.A.

A Publicly Held Company

maintaining a remuneration flow to stockholders, and made up with funds from:
a)	the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;
b)	equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;
c)	equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings;
d)	originating from the credits corresponding to interim dividend payments (item 13.1).
14.2.
Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.
Unchanged
14.3.
Reserve for Capital Increase in Investee will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year's net earnings, adjusted according to Article 202 of Law 6,404/76.
Unchanged
14.4.
From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.
Unchanged
14.5.
The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.
Unchanged

Itaú Unibanco Holding S.A.

A Publicly Held Company

Article 15 - BENEFICIAL OWNERS – The company is prohibited from issuing shares of the Beneficial Owner type.	Unchanged